02033125

4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on or around April 25, 2002 distributed its Annual Report, together with the Revised and Restated Notice of Annual General Meeting, Form of Proxy for Annual General Meeting, and Reply Slip, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

China Daily April 25, 2002

The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

Reference is made to the notice of 2001 annual general meeting ("**AGM**") and the 2001 annual results announcement of China Southern Airlines Company Limited (the "**Company**") published on April 15, 2002. The board of directors of the Company would like to postpone the date of the AGM to June 25, 2002 and to reflect other consequential amendments as a result of such change.

Reference is made to the notice of AGM (the "**Notice**") and the 2001 annual results announcement of the Company published on April 15, 2002. The board of directors of the Company would like to postpone the date of the AGM to June 25, 2002 and to reflect other consequential amendments as a result of such change.

Detailed changes to the Notice are set out as follows:

1. the time and date of the AGM are changed from "9:00 a.m., on Tuesday, June 18, 2002" to "9:00 a.m., on Tuesday, June 25, 2002";
2. as regards note 1 of the Notice, shareholders of the Company who are registered on the registers of shareholders of the Company at the close of business on "May 24, 2002" instead of "May 17, 2002" shall have the right to attend the AGM after completing the required registration procedures.
3. as regards note 2(i) of the Notice, Eligible Shareholders intending to attend the AGM either in person or by proxy must deliver to the Company, on or before "June 4, 2002" instead of "May 28, 2002", either in person, by post or by fax, the reply slip for attending the AGM.
4. as regards note 2(ii) of the Notice, holders of H shares of the Company who are Eligible Shareholders and intend to attend the AGM and be listed on the distribution list for final dividends must deliver their instrument of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the register of H shares of the Company, at or before 4:00 p.m. on "May 24, 2002" instead of "May 17, 2002".
5. as regards note 2(iii) of the Notice, the register of H shares of the Company will be closed "from May 26, 2002 to June 24, 2002 (both days inclusive)" instead of "from May 19, 2002 to June 17, 2002 (both days inclusive)".

Detailed changes to the 2001 annual results announcement published on April 15, 2002 are set out as follows:

1. as regards the paragraph under "Dividends", the reference to final dividend being recommended to be paid to shareholders on the Registers of Members will be "June 3, 2002" instead of "May 25, 2002".

Detailed changes to the 2001 annual report of the Company to be circulated to the shareholders are set out as follows:

1. as regards the paragraph under "Dividends" set out in the "Report of the Directors" section, the reference to final dividend being recommended to be paid to shareholders on the Registers of Members will be "June 3, 2002" instead of "May 25, 2002".

After revision, the revised and restated Notice is set out in a separate announcement published on the same date hereof.

By Order of the Board of Directors
Su Liang
Company Secretary

Guangzhou, the PRC
April 24, 2002

April 25, 2002
Hong Kong Commercial Daily News

中國南方航空股份有限公司
China Southern Airlines Company Limited

(在中華人民共和國註冊成立之股份有限公司)

公佈

概要

茲提述中國南方航空股份有限公司(「**本公司**」)於二零零二年四月十五日刊登有關二零零一年股東週年大會(「**股東週年大會**」)通告及二零零一年度業績的公佈。本公司董事會謹此延遲股東週年大會舉行日期至二零零二年六月二十五日，並反映因此而作出的相應修訂。

茲提述本公司於二零零二年四月十五日刊登有關股東週年大會通告(「**通告**」)及二零零一年度業績的公佈。本公司董事會謹此延遲股東週年大會舉行日期至二零零二年六月二十五日，並反映因此而作出的相應修訂。

通告的更改詳情如下：

1. 股東週年大會的舉行時間及日期，由「二零零二年六月十八日(星期二)上午九時正」改為「二零零二年六月二十五日(星期二)上午九時正」；
2. 就通告附註1而言，於「二零零二年五月二十四日」而非於「二零零二年五月十七日」營業時間結束時登記在本公司股東名冊上的本公司股東，在完成必要的登記手續後才有權出席股東週年大會。
3. 就通告附註2(i)而言，擬親自或委托代理人出席股東週年大會的註冊股東，必須在「二零零二年六月四日」而非「二零零二年五月二十八日」或之前通過親自交回、郵遞或傳真方式將回條送回本公司。
4. 就通告附註2(ii)而言，擬出席股東週年大會及名列於有權獲分派末期股息的分派名單的本公司H股註冊股東，必須將其轉讓文件及有關股票於「二零零二年五月二十四日」而非「二零零二年五月十七日」下午四時正或以前，送回本公司H股的登記公司香港證券登記有限公司。
5. 就通告附註2(iii)而言，本公司的H股股東名冊將「自二零零二年五月二十六日至二零零二年六月二十四日(包括首尾兩天)」而非「自二零零二年五月十九日至二零零二年六月十七日(包括首尾兩天)」期間內停止辦理登記H股轉讓。

於二零零二年四月十五日刊登二零零一年度業績公佈的更改詳情如下：

1. 就「股息」一段而言，建議向於「二零零二年六月三日」而非「二零零二年五月二十五日」名列股東名冊的股東支付末期股息。

向股東傳送本公司的二零零一年年報的更改詳情如下：

1. 就「董事會報告」一節內「股息」一段而言，建議於「二零零二年六月三日」而非「二零零二年五月二十五日」，向名列股東名冊的股東支付末期股息。

修訂後，本公司亦於本公佈日期另行刊登有關修訂及重新述明通告的公佈。

承董事會命
公司秘書
蘇亮

中國廣州
二零零二年四月二十四日

China Daily April 25, 2002

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

REVISED AND RESTATED
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2001 Annual General Meeting ("AGM") of China Southern Airlines Company Limited (the "Company") will be held at the Company's headquarters at the Guangzhou Baiyun International Airport in the PRC at 9:00 a.m., on Tuesday, June 25, 2002 to consider the following businesses:

1. To consider and approve the Report of the Directors for the year 2001;
2. To consider and approve the Report of the Supervisory Committee for the year 2001;
3. To consider and approve the audited consolidated financial statements for the year 2001;
4. To consider and approve the proposals on dividend distribution and profit appropriation for the year 2001;
5. To consider and approve the reappointment of KPMG as the international auditors and of KPMG Huazhen as the PRC auditors of the Company for the year 2002 and to authorise the Board of Directors to fix the remuneration thereof; and
6. To consider other matters, if any.

This notice supersedes the notice issued by the Company and published on April 15, 2002 for convening the 2001 Annual General Meeting of the Company.

By Order of the Board of Directors
Su Liang
Company Secretary

Guangzhou, the PRC
April 24, 2002

Notes:

1. **Eligibility for Attending the AGM**

   Shareholders of the Company who are registered on the registers of shareholders of the Company at the close of business on May 24, 2002 ("Eligible Shareholders") shall have the right to attend the AGM after completing the required registration procedures.

2. **Registration Procedures for Attending the AGM**

   (i) Eligible Shareholders intending to attend the AGM either in person or by proxy must deliver to the Company, on or before June 4, 2002, either in person, by post or by fax, a reply slip for attending the AGM.

   (ii) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the AGM and be listed on the distribution list for final dividends must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited ("HKRL"), the registrar of H shares of the Company, at or before 4:00 p.m. on May 24, 2002.

   (iii) The register of H shares of the Company will be closed from May 26, 2002 to June 24, 2002 (both days inclusive), during which period no transfer of H shares will be registered.

   (iv) When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a notarised copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting or letter of authorisation.

3. **Appointing Proxies**

   (i) An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder.

   (ii) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

   (iii) To be valid, the notarised power of attorney or other authorisation document(s), together with the proxy form(s), must be delivered, in the case of holders of domestic-invested shares, to the Company and, in the case of holders of H shares, to HKRL, not less than 24 hours before the time designated for the holding of the AGM.

4. **Miscellaneous**

   (i) The AGM is expected to last not more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (ii) Hong Kong Registrars Limited is located at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

   (iii) The registered address of the Company is:

   Baiyun International Airport
   Guangzhou 510405
   PRC

   Telephone No.: (+86) 20-8612 4738
   Facsimile No.: (+86) 20-8665 9040
   Website: www.cs-air.com

April 25, 2002
Hong Kong Commercial Daily News

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

修訂及重新述明股東周年大會通告

茲通告中國南方航空股份有限公司(「本公司」)謹定於二零零二年六月二十五日(星期二)上午九時正，在中國廣州白雲國際機場本公司總部召開本公司二零零一年度股東週年大會(「股東週年大會」)，以便處理下列事項：

1、 審議批准二零零一年度的董事會報告書；
2、 審議批准二零零一年度的監事會報告書；
3、 審議批准二零零一年度的經審核的合併財務報表；
4、 審議批准二零零一年度的股息派發方案及利潤分配方案；
5、 審議批准繼續聘任畢馬威會計師事務所為本公司二零零二年度的國際核數師和畢馬威華振會計師事務所為公司的國內審計師，授權董事會確定其酬金；以及
6、 審議其他必要事宜(如有)。

此通告取代由本公司於二零零二年四月十五日發出及刊登召開二零零一年度股東週年大會之通告。

承董事會命
公司秘書
蘇亮

中國 • 廣州
二零零二年四月二十四日

附註：

1. **出席股東周年大會的資格**

凡於二零零二年五月二十四日營業時間結束時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席股東週年大會。

2. **參加股東周年大會的登記手續**

(i) 擬親自或委托代理人出席股東週年大會的註冊股東，必須在二零零二年六月四日或之前通過親自交回、郵遞或傳真方式將回條送交至本公司。

(ii) 擬出席股東週年大會及名列於有權獲分派末期股息的分派名單的本公司H股註冊股東，必須將其轉讓文件及有關股票憑證於二零零二年五月二十四日下午四時正或以前，送交至本公司H股的登記公司香港證券登記有限公司(「證券登記公司」)。

(iii) 本公司的H股股東名冊將自二零零二年五月二十六日至二零零二年六月二十四日(包括首尾兩天)期間內停止登記H股轉讓。

(iv) 股東或股東代理人出席股東週年大會時應出示本人的身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表出席會議的經公證的決議或授權書副本。

3. **股東代理人**

(i) 註冊股東有權通過填妥代理人表格委托一位或多位代理人代表其出席股東週年大會及投票。代理人不必為本公司股東。

(ii) 代理人必須由股東或股東之委托人以代理人表格委任。如代理人由股東之委托人委任，則授權委托人委任代理人的授權書或其他授權文件必須經過公證。

(iii) 就內資股股東而言，經公證的授權書或其他授權文件及填妥的代理人表格，必須於股東週年大會指定的舉行時間24小時前送達本公司，文件方為有效。就H股股東而言，經公證的授權書或其他授權文件及填妥的代理人表格，必須於股東週年大會指定的舉行時間24小時前送達香港證券登記有限公司，文件方為有效。

4. **其他**

(i) 股東週年大會會期預料不會超過一天。參加大會的股東往返食宿費用自理。

(ii) 香港證券登記有限公司的地址為：

香港
德輔道中199號
維德廣場2樓

(iii) 本公司註冊地址為：

中國廣州510405
白雲國際機場
電話：(+86) 20 8612 4738
傳真：(+86) 20 8665 9040
公司網址：www.cs-air.com

中國南方航空股份有限公司
China Southern Airlines Company Limited
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the AGM of the Company to be held on 25 June, 2002.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1,4]	
Share account number	
Mailing address	
Telephone number	

Signature[5]:________________ Date:________________ 2002

Notes:

1. *Please delete the option which is not applicable.*
2. *Please insert your full name in both English and Chinese in block capital letters.*
3. *Please attach a photocopy of proof of ownership of your shares.*
4. *Please attach a photocopy of your identity card/passport.*
5. *This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.*

中國南方航空股份有限公司
China Southern Airlines Company Limited
(在中華人民共和國註冊成立的股份有限公司)

附表甲

回　條

致：中國南方航空股份有限公司

本人／吾等擬(親自／委托代理人)[1]出席公司於二零零二年六月二十五日舉行之股東周年大會。

姓名[2]	
以本人名義登記之普通股數目[3]	
身份證／護照號碼[1,4]	
股東賬號	
通訊地址	
電話號碼	

簽署[5]：________________　　日期：二零零二年 ________ 月 ________ 日

附註：

1. *請刪除不適用者。*
2. *請用正楷書寫中英文全名。*
3. *請附上持股證明文件之複印件。*
4. *請附上身份證／護照之複印件。*
5. *必須由註冊股東簽字。如註冊股東是一間公司或一個組織，則必須加蓋公司或組織的公章或由公司或組織正式委任的任何董事或代理親筆簽署。*

中國南方航空股份有限公司
China Southern Airlines Company Limited
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment B

Form of Proxy for Annual General Meeting

The number of H Shares to which this proxy form relates[1]	

I/We[2], ______________________, holder of share account number ______________________,
residing at ____,
being the registered holder of[3] __________ ordinary shares of the Company, HEREBY APPOINT[4] ______________
______________________________________, residing at ______________________
____,

as my/our proxy/proxies to attend on my/our behalf the AGM of the Company to be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC at 9:00 a.m., on 25 June, 2002 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

Ordinary Resolutions	For	Against
1. To approve the Report of the Directors for the year 2001		
2. To approve the Report of the Supervisory Committee for the year 2001		
3. To approve the audited consolidated financial statements for the year 2001		
4. To approve the proposal on dividend distribution and profit appropriation for the year 2001		
5. To approve the reappointment of KPMG as the international auditors and KPMG Huazhen as the PRC auditors of the Company for the year 2002 and to authorise the Board of Directors to fix the remuneration thereof; and		
6. To approve other matters, if any.		

Signature[5]: ______________________ Date: ______________________ 2002

Notes:

1. *Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
2. *Please insert the name(s) and address(es) (as shown in the register of members) in* ***block capital(s).***
3. *Please insert the number of all the Shares in the Company registered in your name(s).*
4. *If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.*
5. *If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.*
6. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.*
7. *To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.*
8. *A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy should also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.*
9. *This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.*
10. *Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish to.*

中國南方航空股份有限公司
China Southern Airlines Company Limited
（在中華人民共和國註冊成立的股份有限公司）

附表乙

股東周年大會代理人表格

與本代理人委任表格有關之H股數目[1]	

本人／吾等[2]：________________ 股東賬號：________________

地址為：________________

持有中國南方航空股份有限公司（「公司」）股份：普通股 ________________ 股[3]，

現委任[4] ________________

地址為：________________

作為本人／吾等的代理人，代表本人／吾等出席公司在二零零二年六月二十五日上午九時正假座中國廣州白雲機場本公司的總部舉行的股東周年大會，並於該年會代表本人／吾等，依照本人／吾等下列的指示[4]就下列決議案投票：

普通決議	贊成	反對
1. 批准二零零一年度的董事會報告書；		
2. 批准二零零一年度的監事會報告書；		
3. 批准二零零一年度的經審核的合併財務報表；		
4. 批准二零零一年度的股息分派及利潤分配方案；		
5. 批准繼續聘任畢馬威會計師事務所為本公司二零零二年度的國際核數師和畢馬威華振會計師事務所為本公司二零零二年度的國內審計師，授權董事會確定其酬金；以及		
6. 批准其他必要事宜（如有）。		

簽署[5]：________________ 日期：二零零二年 ________ 月 ________ 日

附註：

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中国南方航空
CHINA SOUTHERN
“24 Hour Service, Day & Night”
Report 2001

Contents

Company Profile

China Southern Airlines Company Limited (the "Company") together with its subsidiaries (collectively, the "Group") is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2001, the Group continued to rank first among all Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet.

As of the year end of 2001, the Group operated 385 routes, of which 320 were domestic, 43 were international and 22 were Hong Kong regional. The Group operates the most extensive domestic route network among all Chinese airlines. In 2001, the Group operated an average of 4,001 landings and take-offs per week serving 88 destinations, covering 66 cities in China including Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Changsha, Zhengzhou, Xiamen, Xian and Chengdu. Most of these cities served by the Group are located in commercial centres or rapidly developing economic regions in China. The Group's headquarters is located in Guangzhou, one of the gateway cities of China. Located in the rapidly developing Pearl River Delta region, Guangzhou is the transportation hub of Southern China.

In addition to its main route base in Guangzhou, the Group maintains ten regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Haikou, Zhuhai, Xiamen, Guilin, Shantou and Guiyang. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

The Group operates a portion of its air transportation business through its subsidiaries, namely Xiamen Airlines Company Limited ("Xiamen Airlines"), Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Zhuhai Airlines Company Limited and Guizhou Airlines Company Limited (collectively, the "Airline Subsidiaries"). Each of the Airline Subsidiaries is 60%-owned by the Company.

As of 31 December, 2001, the Group operated a fleet of 111 aircraft, consisting primarily of Boeing 737-200, 737-300, 737-500, 737-700, 747-400, 757-200, 777-200 and Airbus 320-200 aircraft. Most of the aircraft were held under finance and operating leases. The average age of the Group's fleet was 7.48 years as of the year end of 2001.

Directors

Executive Directors
Yan Zhi Qing *(Chairman of the Board of Directors)*
Wang Chang Shun
(Vice Chairman of the Board of Directors, President)
Li Feng Hua *(Director, Vice President)*
Wang Shao Xi *(Director)*
Zhang Rui Ai *(Director)*
Zhou Yong Jin *(Director)*
Xu Jie Bo *(Director, Chief Financial Officer)*
Wu Rong Nan *(Director)*

Independent Non-Executive Directors
Simon To
Peter Lok
Wei Ming Hai

Supervisors
Liang Hua Fu *(Chairman of the Supervisory Committee)*
Gan Yu Hua *(Supervisor)*
Li Qi Hong *(Supervisor)*

Company Secretary
Su Liang

Authorised Representatives
Xu Jie Bo
Su Liang

Principal Bankers
The Industrial & Commercial Bank of China
Bank of China
China Construction Bank

Legal Advisers to the Company
O'Melveny & Myers LLP
Z & T Law Firm

Share Registrar
Hong Kong Registrars Limited
2nd Floor
Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Corporate Headquarters
Baiyun International Airport
Guangzhou
P.R.C.
www.cs-air.com

Place of Business in Hong Kong
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

International Auditors
KPMG
Certified Public Accountants
8th Floor, Prince's Building
Central
Hong Kong

Financial Highlights

Total Revenue

2001
RMB' million



HK regional passenger revenue 1,128 (6.7%)
International passenger revenue 1,860 (11.0%)
Cargo & mail 1,406 (8.3%)
Other revenue 416 (2.5%)
Domestic passenger revenue 12,068 (71.5%)

Passenger Traffic Capacity (Available Seat Kilometres ("ASKs")

2001
ASK million



HK regional 1,690 (4.2%)
International 6,981 (17.4%)
Domestic 31,393 (78.4%)

Passenger Traffic (Revenue Passenger Kilometres ("RPKs")

2001
RPK million



HK regional 1,060 (4.2%)
International 4,550 (18.2%)
Domestic 19,447 (77.6%)

The Board of Directors of the Company is pleased to present below the consolidated results of the Group for the year ended 31 December, 2001, prepared in accordance with International Accounting Standards ("IAS"), together with the comparative figures for the corresponding period in 2000. The following consolidated results should be read in conjunction with the consolidated financial statements and the Report of the International Auditors contained in this annual report (the "Annual Report").

Consolidated Profit and Loss Account

	For the year ended 31 December,				2001 vs 2000
	2001 RMB'000	2000 RMB'000	**2001 HK$'000**	**2001 US$'000**	Increase/ (decrease) %
Traffic revenue:					
Passenger	**15,055,496**	13,254,714	**14,195,263**	**1,819,044**	13.6
Cargo and mail	**1,406,036**	1,451,445	**1,325,699**	**169,881**	(3.1)
	16,461,532	14,706,159	**15,520,962**	**1,988,925**	11.9
Other revenue	**418,126**	472,159	**394,235**	**50,519**	(11.4)
Total operating revenue	**16,879,658**	15,178,318	**15,915,197**	**2,039,444**	11.2
Operating expenses:					
Flight operations	**6,905,628**	6,109,021	**6,511,058**	**834,356**	13.0
Maintenance	**2,014,579**	1,758,581	**1,899,471**	**243,407**	14.6
Aircraft and traffic servicing	**2,297,521**	2,069,114	**2,166,246**	**277,592**	11.0
Promotion and sales	**1,540,780**	1,377,682	**1,452,744**	**186,161**	11.8
General and administrative	**892,233**	809,225	**841,253**	**107,802**	10.3
Depreciation and amortisation	**1,814,974**	1,863,789	**1,711,271**	**219,290**	(2.6)
Other	**13,270**	8,805	**12,512**	**1,603**	50.7
Total operating expenses	**15,478,985**	13,996,217	**14,594,555**	**1,870,211**	10.6
Operating profit	**1,400,673**	1,182,101	**1,320,642**	**169,233**	18.5

Consolidated Profit and Loss Account (cont'd)

	For the year ended 31 December,				2001 vs 2000
	2001 RMB'000	2000 RMB'000	2001 HK$'000	2001 US$'000	Increase/ (decrease) %
Non-operating income/(expenses):					
Share of associated companies' results	**53,077**	45,949	**50,044**	**6,413**	15.5
Share of jointly controlled entity's results	**(4,034)**	—	**(3,804)**	**(487)**	—
(Loss)/gain on sale of fixed assets	**(55,889)**	372,596	**(52,696)**	**(6,753)**	(115.0)
Interest income	**49,878**	90,283	**47,028**	**6,026**	(44.8)
Interest expense	**(933,717)**	(1,074,236)	**(880,367)**	**(112,814)**	(13.1)
Exchange gain, net	**296,777**	318,502	**279,820**	**35,857**	(6.8)
Other, net	**(11,509)**	(3,965)	**(10,850)**	**(1,390)**	190.3
Total net non-operating expenses	**(605,417)**	(250,871)	**(570,825)**	**(73,148)**	141.3
Profit before taxation and minority interests	**795,256**	931,230	**749,817**	**96,085**	(14.6)
Taxation	**(320,519)**	(338,907)	**(302,205)**	**(38,726)**	(5.4)
Profit before minority interests	**474,737**	592,323	**447,612**	**57,359**	(19.9)
Minority interests	**(134,512)**	(90,552)	**(126,827)**	**(16,252)**	48.5
Profit attributable to shareholders	**340,225**	501,771	**320,785**	**41,107**	(32.2)
Basic earnings per share	**RMB0.10**	RMB0.15	**HK$0.10**	**US$0.012**	(32.2)

Note: The above consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0606 and US$1.00 to RMB8.2766, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2001. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2001 or on any other date.

Passenger Traffic (RPK)

million



30,000
25,000
20,000
15,000
10,000
5,000
0
21,653
25,057
2000
2001

Passenger Capacity (ASK)

million



45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35,831
40,064
2000
2001

Cost (Operating Cost Per ASK)

RMB



0.45
0.35
0.25
0.15
0.05
0.00
0.39
0.39
2000
2001

Chairman's Statement

Opportunities from industry [illegible] restructuring [illegible] explored to gain economies [illegible]



Dear Shareholders:



Yan Zhi Qing
Chairman of the Board of Directors

I am pleased to report to you the Group's financial and operating results for 2001. During the year, the airline industry was adversely affected by a significant slowdown in the global economy. Although there was intense competition caused by over-supply in the domestic and international aviation markets, the Group benefited from the PRC Government's policy of enhancing continued economic growth by promoting domestic demand. In 2001, passenger revenue increased to RMB15,056 million from RMB13,255 million in 2000, representing a growth rate of 13.6%. Net profit attributable to shareholders was RMB340 million in 2001.

During the year, in line with the policy of the Civil Aviation Administration of China (the "CAAC"), the airline industry had been actively going through a process of merger and restructuring. The proposed restructuring among our parent company, Southern Airlines (Group) (the "SA Group"), China Northern Airlines and Xinjiang Airlines was approved by the PRC government in January 2002. The Group intends to work in line with the SA Group's proposed merger and restructuring and will continue to explore business opportunities arising from merger and restructuring in pursuit of economies of scale.

In June 2001, the SA Group reached an agreement with the State Post Bureau of China for business cooperation with respect to postal transportation, ticketing agency, freight agency and delivery services and cargo transportation. The Group intends to make use of the agreement to deploy postal resources of the state for the enhancement of its aircraft load factors and to expand the sales network for its passenger and cargo transportation services.

During the year, the Group's management took active measures in monitoring its traffic capacity and balancing timely the demands in various routes, thus raising the Group's aircraft utilisation rates by 4.6% to an average of 9.1 hours per day. As such, the traffic capacity of the Group was adequately enhanced without substantially increasing the number of aircraft, warranting an increase in traffic revenue. In addition, although the Group faced tremendous pressure from high fuel prices for the past two years, the operating cost per unit of available tonne kilometre remained unchanged during last year and decreased by 0.7% this year, which demonstrated that the Group managed to improve its management quality and thus achieved its target of cost control. However, in the wake of the September 11 terrorist attack on the United States of America, an additional insurance premium of RMB24.91 million was incurred to the Group.

Flying safety always forms the basis of the Group's normal course of operation. In 2001, the Group continued to rank first in terms of flying hours and number of landing and take-offs among the PRC airlines. This year was named as the first safety year in the New Millennium. The Group won the top Safety Aviation Award, the Golden Roc Cup, for the second time. In July 2001, the Company successfully completed a trial flight via the North Pole and became the first Asian airline using twin-engine aircraft completing a trial flight via North Pole. Such a successful trial flight laid down a foundation for the Group to open up the North America market in future and increased its potential for developing the international routes network.



The Group adheres to the operation principles of striving for continued innovation on our management and services. In 2001, as part of our efforts to continue developing our computerised management information systems and to enhance resources sharing and management efficiency, the Group practised online internet service for Seat Reservation System, Aircraft Maintenance System, Financial Management System, Yield Management System and Frequent-Flyer Management System. In addition, the Group launched a series of service programmes for the delivery of better quality services. In response to the 2002 FIFA World Cup to be held in South Korea and Japan in 2002, the Company has increased its flights to and from these two countries to satisfy passengers' needs and market demands. In the meantime, coping with the demands from the international airfreight market, the Company entered into SPA coordinative agreements with various cargo forwarding companies such as Asiana Airlines, EVA Airways Corp, India and TAMPA of South America to facilitate the on-route service for re-export of export goods. Having regard to the PRC's entry into the World Trade Organisation, the Group will, in the second half of 2002, take delivery of two new Boeing 747-400 freighters to cope with the increased aviation logistics resulting from the growth of international trade. The business opportunities for the Company will thus be enhanced.

Recently, the Board of Directors proposed at a shareholders' meeting to consider and approve the issue of A shares in the PRC. It is intended that through financing in the capital market, operation risks can be reduced and the Group's overall competitiveness can be strengthened to meet the challenge brought by economic globalisation.

On behalf of the Board of Directors, I would like to take this opportunity to express our gratitude to our hardworking management and staff, and to our shareholders for their support to the Group.

Yan Zhi Qing
Chairman of the Board of Directors

Guangzhou, the PRC
12 April, 2002




Financial
Results



Wang Chang Shun
Vice Chairman of the Board of Directors, President

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with accounting principles generally accepted in the PRC ("PRC GAAP") and prepares its financial statements in accordance with both PRC GAAP and IAS. The financial statements contained elsewhere in this Annual Report have been prepared in accordance with IAS. IAS differs in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). For a discussion of the material differences between IAS and U.S. GAAP relating to the Group, see the supplementary information for North American shareholders on pages 84 to 86 of this Annual Report.

Overview

During the year, economic conditions in the PRC and other Asian regions continued to show steady improvement, leading to an increase in demand for aviation services as evidenced by a rise in passenger load factor of the Group. To increase the efficiency and global competitiveness of PRC domestic airlines, the PRC Government continues to pursue measures to maintain the momentum of economic growth and to streamline the airline industry through Mergers and Restructuring. On the international front, passenger load factor increased as a result of growth in demand for Southeast Asian routes and other international routes operated by the Group.

The Group conducts a portion of its airline operations through the Airline Subsidiaries. Operating results for the Airline Subsidiaries are included in each of the years presented in the consolidated financial statements. The Airline Subsidiaries, which derive substantially all of their operating revenue from passenger traffic, accounted for 29.7% of the Group's total operating revenue for both 2000 and 2001, and 35.0% and 34.2% of the Group's total passengers carried in 2000 and 2001, respectively. Xiamen Airlines is the largest member of the Airline Subsidiaries, with operating revenue of RMB2,737 million and RMB3,185 million in 2000 and 2001, respectively, or 18.0% and 18.9% of the Group's total operating revenue.

The Group's operating revenue is substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group's flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group's airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group's operating expenses is fixed costs that do not vary proportionally based on the Group's load factors or the number of passengers carried. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs and operating lease rentals, aircraft maintenance costs and labour for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group's yields or load factors would have a material effect on the Group's results of operations. In addition, certain of these expenses, primarily financing costs, operating lease rentals, labour costs, and depreciation and amortisation of aircraft and flight equipment, do not vary based on the number of flight flown. Thus, the Group's operating results can also be substantially affected by minor changes in aircraft utilisation rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognised a net exchange gain of RMB319 million and RMB297 million in 2000 and 2001, respectively. These amounts represented mainly unrealised exchange differences resulting from the retranslation of the foreign currency borrowings as of the year end of 2000 and 2001.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group's performance. The Group's financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group's airline operations are regulated by the CAAC, the Group's operating revenues and expenses are directly affected by CAAC's policies with respect to domestic airfares, jet fuel prices and landing and navigation fees. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC's control over route allocations. Any changes in the CAAC's regulatory policies, or any implementation of such policies could have a significant impact on the Group's future operations and its ability to implement its operating strategy.



Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2000 and 2001:

	For the year ended 31 December,		2001 vs 2000 Increase/ (decrease)
	2001	2000	%
Traffic			
Revenue passenger kilometres (RPKs) (million)			
– Domestic	**19,447**	16,974	**14.6**
– Hong Kong regional	**1,060**	1,074	**(1.3)**
– International	**4,550**	3,605	**26.2**
Total	**25,057**	21,653	**15.7**
Revenue tonne kilometres (RTKs) (million)			
– Domestic	**2,217**	1,941	**14.2**
– Hong Kong regional	**105**	107	**(1.9)**
– International	**712**	565	**26.0**
Total	**3,034**	2,613	**16.1**
Passengers carried (thousand)			
– Domestic	**16,499**	14,450	**14.2**
– Hong Kong regional	**1,409**	1,444	**(2.4)**
– International	**1,213**	957	**26.8**
Total	**19,121**	16,851	**13.5**
Cargo and mail carried (thousand tonnes)			
– Domestic	**348**	308	**13.0**
– Hong Kong regional	**14**	15	**(6.7)**
– International	**36**	30	**20.0**
Total	**398**	353	**12.7**
Capacity			
Available seat kilometres (ASKs) (million)			
– Domestic	**31,393**	28,345	**10.8**
– Hong Kong regional	**1,690**	1,744	**(3.1)**
– International	**6,981**	5,742	**21.6**
Total	**40,064**	35,831	**11.8**
Available tonne kilometres (ATKs) (million)			
– Domestic	**3,622**	3,322	**9.0**
– Hong Kong regional	**185**	198	**(6.6)**
– International	**1,317**	1,087	**21.2**
Total	**5,124**	4,607	**11.2**

	For the year ended 31 December,		2001 vs 2000 Increase/ (decrease)
	2001	2000	%
Load factors			
Passenger load factor (RPK/ASK) (%)			
– Domestic	**61.9**	59.9	**3.3**
– Hong Kong regional	**62.7**	61.6	**1.8**
– International	**65.2**	62.8	**3.8**
Total	**62.5**	60.4	**3.5**
Overall load factor (RTK/ATK) (%)			
– Domestic	**61.2**	58.4	**4.8**
– Hong Kong regional	**56.8**	54.0	**5.2**
– International	**54.1**	52.0	**4.0**
Total	**59.2**	56.7	**4.4**
Yield			
Yield per RPK (RMB)			
– Domestic	**0.62**	0.62	**–**
– Hong Kong regional	**1.06**	1.06	**–**
– International	**0.41**	0.43	**(4.7)**
Total	**0.60**	0.61	**(1.6)**
Yield per RTK (RMB)			
– Domestic	**5.83**	5.90	**(1.2)**
– Hong Kong regional	**11.26**	11.19	**0.6**
– International	**3.31**	3.63	**(8.8)**
Total	**5.43**	5.63	**(3.6)**
Fleet			
Total number of aircraft in service at year end			
– Boeing	**91**	89	**2.2**
– Airbus	**20**	20	**–**
Total	**111**	109	**1.8**
Overall utilisation rate (hours per day)			
– Boeing	**9.2**	8.8	**4.5**
– Airbus	**8.9**	8.2	**8.5**
Total	**9.1**	8.7	**4.6**
Cost			
– Operating cost per ASK (RMB)	**0.39**	0.39	**–**
– Operating cost per ATK (RMB)	**3.02**	3.04	**(0.7)**

2001 Compared with 2000

The Group recorded a net profit of RMB340 million for 2001, as compared to a net profit of RMB502 million for 2000. The Group's operating revenue increased by RMB1,702 million or 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. Passenger load factor increased by 2.1 percentage point from 60.4% in 2000 to 62.5% in 2001. Passenger yield (in passenger revenue per RPK) decreased by 1.6% from RMB0.61 in 2000 to RMB0.60 in 2001. Average yield (in traffic revenue per RTK) decreased by 3.6% from RMB5.63 in 2000 to RMB5.43 in 2001. Operating expenses increased by RMB1,483 million or 10.6% from RMB13,996 million in 2000 to RMB15,479 million in 2001. Of the increase in operating expenses, an approximate amount of RMB243 million was attributable to the increase in aircraft repair and maintenance expense and the remaining amount of approximately RMB1,240 million was primarily due to operational growth. As operating revenue increased more than operating expenses, operating profit increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001. The Group's net non-operating expenses increased by 141.3%, from RMB251 million in 2000 to RMB605 million in 2001, mainly reflecting a drop in gain on sale of aircraft under sale and leaseback transactions of RMB318 million and a loss on sale of staff quarters of RMB111 million. Overall, the Group's net profit decreased by 32.2%, from RMB502 million in 2000 to RMB340 million in 2001.

Operating Revenue

Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2001 and 2000 accounted for 97.5% and 96.9% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 91.5% and 8.5% respectively of total traffic revenue in 2001. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines that operate flights in and out of airports in Southern China (including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan), air catering services and aircraft lease income.

Operating revenue increased by 11.2% from RMB15,178 million in 2000 to RMB16,880 million in 2001. This increase was primarily due to a 13.6% rise in passenger revenue from RMB13,255 million in 2000 to RMB15,056 million in 2001, primarily as a result of higher traffic volume. The total number of passengers carried increased by 13.5% to 19.12 million passengers in 2001. RPKs increased by 15.7% from RMB21,653 million in 2000 to RMB25,057 million in 2001, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 1.6% from RMB0.61 in 2000 to RMB0.60 in 2001, primarily as a result of a fall in the average fares of international passenger traffic.

Domestic passenger revenue, which accounted for 80.1% of total passenger revenue in 2001, increased by 14.2% from RMB10,564 million in 2000 to RMB12,068 million in 2001. For the Group's domestic routes, passenger traffic in RPKs increased by 14.6%, while passenger capacity in ASKs increased by 10.8%, resulting in a 2.0 percentage point increase in passenger load factor, or an increase of 3.3% from 2000. Passenger yield remained unchanged at RMB0.62.

Hong Kong passenger revenue, which accounted for 7.5% of total passenger revenue, decreased by 1.3% from RMB1,143 million in 2000 to RMB1,128 million in 2001. For Hong Kong flights, passenger traffic in RPKs decreased by 1.3%, while passenger capacity in ASKs decreased by 3.1% resulting in a 1.1 percentage point increase in passenger load factor, or an increase of 1.8% from 2000. Passenger yield remained unchanged at RMB1.06.

International passenger revenue, which accounted for 12.4% of total passenger revenue, increased by 20.2% from RMB1,548 million in 2000 to RMB1,860 million in 2001. For international flights, passenger traffic in RPKs increased by 26.2%, while passenger capacity in ASKs increased by 21.6%, resulting in a 2.4 percentage point gain in passenger load factor, or an increase of 3.8% from 2000. Passenger yield decreased by 4.7% from RMB0.43 in 2000 to RMB0.41 in 2001, principally as a result of larger fare discounts being offered on the long-haul flights, especially on the two new routes to Australia, with a view to establishing the market share.

Cargo and mail revenue, which accounted for 8.5% of the Group's total traffic revenue and 8.3% of total operating revenue, decreased by 3.1% from RMB1,451 million in 2000 to RMB1,406 million in 2001. This decrease was primarily due to increased competition in domestic and international markets. In order to maintain its market share, larger discounts were given by the Group, resulting in a drop of yield per RTK of 17.4%.

Other operating revenue decreased by 11.4% from RMB472 million in 2000 to RMB418 million in 2001. This decrease was primarily due to a drop in aircraft lease income of RMB45 million.

Operating Expenses

Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repairs and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operation expenses") include fuel costs, operating lease rentals, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

Total operating expenses in 2001 amounted to RMB15,479 million, representing an increase of 10.6% or RMB1,483 million over 2000, primarily due to the combined effect of the growth in operations and increases in operating lease rentals and repair and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 92.2% in 2000 to 91.7% in 2001 as the increase in operating revenue exceeded the increase in operating expenses.

Flight operation expenses, which accounted for 44.6% of total operating expenses, increased by 13.0% from RMB6,109 million in 2000 to RMB6,906 million in 2001, primarily as a result of an increase in fuel costs, operating lease rentals, catering expenses, aircraft insurance costs and labour costs for flight personnel. Fuel costs, which accounted for 51.4% of flight operations expenses, increased by 9.5% from RMB3,240 million in 2000 to RMB3,549 million in 2001 as a result of the traffic capacity growth. Operating lease rentals increased by 18.4% from RMB1,616 million in 2000 to RMB1,913 million in 2001, due primarily to the full year effect of five Boeing 737-300/37K aircraft wet leased from Zhongyuan Airlines commencing in 2000. Catering expenses increased by 14.5% from RMB484 million in 2000 to RMB554 million in 2001, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 44.7% from RMB85 million in 2000 to RMB123 million in 2001, due largely to a rise in aircraft insurance premiums levied on PRC airlines by the People's Insurance (Property) Company of China as a result of the 911 incident. Labour costs for flight personnel increased by 14.1% from RMB576 million in 2000 to RMB657 million in 2001, due largely to an increase in flight hours as well as an increase in bonuses for flight personnel.

Maintenance expenses which accounted for 13.0% of total operating expenses, increased by 14.6% from RMB1,759 million in 2000 to RMB2,015 million in 2001. The increase was primarily attributable to a 15.2% increase in aircraft maintenance and repair charges from RMB1,602 million in 2000 to RMB1,845 million in 2001, mainly as a result of the effect of fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 14.8% of total operating expenses, increased by 11.0% from RMB2,069 million in 2000 to RMB2,298 million in 2001. The increase was resulted from a 10.3% rise in landing and navigation fees from RMB1,955 million in 2000 to RMB2,157 million in 2001, as the number of flights increased.

Promotional and marketing expenses, which accounted for 10.0% of total operating expenses, increased by 11.8% from RMB1,378 million in 2000 to RMB1,541 million in 2001. The increase was due to a 11.2% increase in commission and bonuses paid to sales agents, which was resulted from a rise in traffic revenue and increased competition.

General and administrative expenses, which accounted for 5.9% of total operating expenses, increased by 10.3% from RMB809 million in 2000 to RMB892 million in 2001. This was mainly due to an increase in staff salaries and welfare benefits of 10.9% from RMB357 million in 2000 to RMB396 million in 2001 and increased scale of operations.

Depreciation and amortisation, which accounted for 11.7% of total operating expenses, decreased by 2.6% from RMB1,864 million in 2000 to RMB1,815 million in 2001. This was primarily as a result of the disposal of four Boeing 757-200 aircraft and two Airbus 320-200 aircraft under sale and leaseback transactions in 2000 and 2001 respectively and full depreciation of certain old flight equipment during 2001.

Operating Profit

Operating profit increased by 18.5% from RMB1,182 million in 2000 to RMB1,401 million in 2001, as operating revenue increased by RMB1,702 million or 11.2% from 2000, while operating expenses increased by RMB1,483 million or 10.6% over the same period.

Non-operating Income/(Expenses)

Interest expense decreased by 13.1% from RMB1,074 million in 2000 to RMB934 million in 2001, mainly reflecting the scheduled debt repayments during the year.

Interest income decreased by 44.8% from RMB90 million in 2000 to RMB50 million in 2001. This was mainly attributable to a decrease in domestic deposit rates as well as a fall in cash balances.

The Group recognised a net loss on sale of fixed assets of RMB56 million in 2001, mainly resulting from the net effect of a loss of RMB111 million on disposal of staff quarters and a gain of RMB60 million on disposal of two Airbus 320-200 aircraft under sale and leaseback arrangements.

During 2001, the Group recorded a net exchange gain of RMB297 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen depreciation. Such amount comprised mostly unrealised translation gains.



Taxation

The Group is subject to PRC income tax at a rate of 33%.

Taxation expense decreased by 5.4% from RMB339 million in 2000 to RMB321 million in 2001, reflecting primarily a decrease in profit before taxation. A deferred tax asset of RMB176 million was recognised at 31 December, 2001 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of 5 years.

Minority Interests

Minority interests increased by 48.5% from RMB91 million in 2000 to RMB135 million in 2001, primarily as a result of an increase in net profits of the Group's Airline Subsidiaries.

Liquidity, Financial Resources and Capital Structure

As at 31 December, 2001, the Group's borrowings totaled RMB14,949 million, representing a decrease of RMB815 million from RMB15,764 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, with almost all being fixed interest rate borrowings. Of such borrowings, RMB3,629 million, RMB2,362 million, RMB1,820 million, RMB1,658 million and RMB5,480 million will be repayable in 2002, 2003, 2004, 2005, 2006 and thereafter respectively. As at 31 December, 2001, cash and cash equivalents of the Group totalled RMB2,818 million, a decrease of 32.9% from RMB4,197 million last year. Of such balance 9.2% was denominated in foreign currencies (mainly in United States dollars). Net debts (total borrowings net of cash and cash equivalents) increased by 4.9% to RMB12,131 million from RMB11,567 million last year.

As at 31 December, 2001, the Group's shareholders' equity amounted to RMB9,221 million, representing an increase of RMB340 million from RMB8,881 million last year.

Net debt/equity ratio of the Group at 31 December, 2001 was 1.32 times, as compared to 1.30 times last year.

Financial Risk Management Policy

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was primarily as a result of its foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure associated with the fluctuations in domestic jet fuel prices.



Charges on Assets

As at 31 December, 2001, aircraft of the Group with an aggregate carrying value of approximately RMB14,295 million (2000: RMB15,616 million) were pledged as collateral under certain loan and lease agreements. Details of charges are set out in notes 10, 21 and 22 to the financial statements.

Commitments and Contingencies

At 31 December, 2001, the Group had capital commitments of RMB16,067 million. Of such amount, RMB12,053 million was related to the acquisition of aircraft and related flight equipment and RMB3,496 million was related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB518 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the PRC Government and may be subject to change depending on the timing of such approvals, prevailing market condition, the availability of financing and other relevant factors.

As at 31 December, 2001, the Group was committed to make a capital contribution of RMB82 million and RMB304 million respectively to jointly controlled entity and associated company.

Details of the capital and investing commitments are set out in note 29 to the financial statements.

Major contingent liabilities of the Group at 31 December, 2001 are set out in note 30 to the financial statements.





Report of the Directors

The Group continues to strive for maximising value for Shareholders

The Board of Directors of the Company hereby presents this report and the audited consolidated financial statements of the Group for the year ended 31 December, 2001.

Principal Activities, Operating Results and Financial Position

The Group is principally engaged in airline operations and related activities including aircraft maintenance and air catering operations. The Group is one of the largest airlines in China. In 2001, the Group ranked first among all Chinese airlines in terms of passenger traffic volume, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the results of operations for the year ended 31 December, 2001, and the financial position of the Company and the Group as of that date in accordance with IAS. See pages 33 to 83 of this Annual Report.

Five Year Summary

A summary of the results and the assets and liabilities of the Group for the five-year period ended 31 December, 2001 are set out on pages 87 and 88 of this Annual Report.

Wet Leases of Aircraft

Pursuant to four wet lease agreements dated 4 August, 2000, the Company wet leased four Boeing 737-300/37K aircraft from Zhongyuan Airlines, a regional airline with base in Henan Province, the PRC for a period of one year. Such wet lease agreements were renewed on 4 August, 2001. Pursuant to a wet lease agreement dated 8 November, 2000, the Company wet leased another Boeing 737-300 aircraft from Zhongyuan Airlines. Such agreement was renewed on 8 November, 2001. The aforesaid wet lease agreements are collectively referred to the "Wet Lease Agreements".

Very Substantial Acquisition

On 3 October, 2001 the Company entered into an agreement with the Boeing Company for acquiring twenty Boeing 737-800 aircraft and two Boeing 747-400 freighters during the period between 2002 and 2005 (the "Transactions"). The aggregate consideration in the Transactions exceeds 100% of the net tangible assets of the Company as published in its annual report dated 31 December, 2000 and constitutes very substantial transactions under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The PRC government and SA Group, the 65.2% controlling shareholder of the Company, have approved the Transactions. SA Group does not have any interest in the Transactions other than as a shareholder of the Company.

The twenty Boeing 737-800 aircraft acquired pursuant to the Transactions will replace twenty existing Boeing 737 series aircraft that the Company currently operates under operating leases. The Board considered that the Transactions are in the best interest of the Company and its shareholders as a whole.

Acquisition of Assets from the SA Group

On 29 January, 2002, the Company entered into a sale and purchase agreement (the "S&P Agreement") to acquire assets from the SA Group which comprised five Boeing 737-300/37K aircraft (the "Aircraft"), the associated spare parts and forty-two special purpose vehicles in connection with the ground support of the Aircraft (collectively, the "Assets"). Prior to Completion (as defined in the Company's announcement dated 29 January, 2002 and circular dated 18 February, 2002), all of the Aircraft were leased from Zhongyuan Airlines by the Company under the Wet Lease Agreements.

The total value of the Assets is RMB1,096,886,000, which is based on an independent valuation as at 30 June, 2001 as performed by Zhongfeng Asset Valuation LLC, an independent valuer approved by the Ministry of Finance in the PRC.

The total consideration of RMB1,096,886,000 will be satisfied by cash payment of RMB132,150,000 and the assumption of Zhongyuan Airlines' debts due to commercial banks amounting to RMB964,736,000 by the Company. All terms and conditions under the existing legal documentation of debts between each of the creditors and Zhongyuan Airlines will remain unchanged.

As part of the acquisition, the SA Group has agreed to reimburse the Company the full amount of the lease rental payments made or to be made by the Company to Zhongyuan Airlines under the Wet Lease Agreements for the period from 1 July, 2001 up to the date of Completion. It has also been agreed that the Wet Lease Agreements will be terminated on the date of Completion. During the period of 1 July, 2001 to 31 December, 2001, the Company has paid RMB150,000,000 to Zhongyuan Airlines in the form of lease rental payments.

Reasons for the Acquisition

The Company's principal business is civil aviation within the PRC as well as providing commercial flights between cities in the PRC and international destinations. Pursuant to the Wet Lease Agreements, the Group has already been operating the Aircraft as part of Group's aviation business and has been expanding its aviation business and enhancing its market position.

The Board believes that the Company will benefit from the acquisition because the ownership control will allow the Company to further integrate the Aircraft into its overall aviation business in the PRC. This is in line with the consolidation strategy that the Company has adopted in light of the proposed restructuring of the aviation industry in the PRC. In addition, the acquisition is in line with the non-competition undertaking granted by the SA Group to the Company when the Company's shares were listed on the stock exchanges of Hong Kong and New York in 1997.

Connected Transaction

The SA Group is the controlling shareholder that owns a 65.2% interest in the Company. Since the value of the Assets and the consideration of the acquisition represents approximately 12.35% of the Company's net tangible assets as reported in the published annual report for the year ended 31 December, 2000, the entry into the S&P Agreement between the Company and the SA Group constitutes a connected transaction under Chapter 14 of the Listing Rules, and was subject to approval by independent shareholders at the EGM. Approval was obtained in the Company's first extraordinary general meeting by independent shareholders held on 26 March, 2002.

Waiver from the Stock Exchange of Hong Kong Limited

In March 2002, the Stock Exchange of Hong Kong Limited (the "Exchange") granted a waiver to allow the Company to use a new size test based on available tonne kilometres ("ATKs") to replace the normal net asset test and consideration test under Chapter 14 of the Listing Rules in respect of acquisition and disposal of aircraft.

The Exchange has granted the waiver on and subject to the following conditions:

1. Instead of the normal tests under Chapter 14 of the Listing Rules, the tests may be calculated by reference to the ATKs for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs.

2. The proposed method of calculation for the four tests will replace the net asset test and the consideration test only, while the other two tests, namely, net profit and equity capital issued tests will continue to apply as set out in Chapter 14 of the Listing Rules.

3. The calculation of ATKs will be as follows: i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report, ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and iii) ATKs for aircraft being acquired will be based on the historical operating data for the same type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry.

4. The Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently.

5. For the purposes of making the test as stated in paragraph 1 above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction under these rules.

6. The thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 30%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction).

7. Where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's next annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply.

8. An option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as the acquisition of an aircraft.

9. The waiver will only apply to acquisition/disposal of aircraft, and acquisition or disposal of other types of assets by the Company will be subject to provisions under Chapter 14 of the Listing Rules.

10. The Company will disclose in its annual reports and interim reports the following information:

    (i) regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

    (ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the annual report relates; and

    (iii) details of the waiver granted pursuant to the application.

11. The Company remains a subsidiary of the SA Group. Should there be any change in control of the Company, the Exchange will need to reconsider whether the waiver continues to be appropriate.

Regarding future deliveries of aircraft, details of aircraft on order and the years in which such aircraft are scheduled to be delivered, please refer to note 29 to the financial statements. Three Boeing 757-200 aircraft were subject to options exercisable and had been exercised during the period to which this annual report relates.

Dividends

No interim dividend was paid during the year ended 31 December, 2001 (2000: Nil).

Pursuant to a resolution passed at a directors' meeting on 12 April, 2002, a final dividend of RMB0.02 (before tax) (2000: Nil) per share totalling RMB67,484,000 (before tax) (2000: Nil) was recommended to be paid to shareholders on the Registers of Members on 25 May, 2002, subject to shareholders' approval at the forthcoming annual general meeting.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Company and the Group are set out in notes 21 and 22 to the financial statements.

Interest Capitalisation

For the year ended 31 December, 2001, RMB5,227,000 interest (2000: Nil) was capitalised as the cost of construction in progress and fixed assets.

Fixed Assets

Fixed assets of the Company and the Group and movements of fixed assets during the year ended 31 December, 2001 are set out in note 10 to the financial statements.



Major Customers and Suppliers

The Group's five largest customers in the aggregate did not exceed 30% of the Group's total operating revenue (i.e., turnover) for the year ended 31 December, 2001.

The largest supplier and the aggregate of the five largest suppliers represented approximately 59% and 66%, respectively, of the Group's total purchases (not including purchases of items which are of a capital nature) for the year ended 31 December, 2001.

At no time during the year ended 31 December, 2001 have any Directors, associates of Directors or shareholders of the Company owning, to the knowledge of the Directors, more than 5% of the Company's share capital had any interest in the Group's five largest customers or suppliers.

Taxation

Details of taxation of the Company and the Group are set out in note 7 to the financial statements.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 26 to the financial statements.

Employees and Employees' Pension Scheme

As at 31 December, 2001, the Group had an aggregate of 16,368 employees (2000: 15,837). Details of the employees' pension schemes and other welfare are set out in note 28 to the financial statements.

Subsidiaries

Details of the principal subsidiaries of the Company are set out in note 36 to the financial statements.

Share Capital Structure

As at 31 December, 2001, the total share capital of the Company was 3,374,178,000 shares, of which approximately 65.2% (2,200,000,000 domestic shares) is held by the SA Group and approximately 34.8% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders.


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Substantial Shareholders

As at 31 December, 2001, the following shareholders had an interest of 10% or more in the Company's shares:

Name	Number of Shares	Approximate Percentage of the Total Number of Shares
SA Group	2,200,000,000 domestic shares	65.20%
HKSCC Nominees Limited	1,145,217,999 H shares	33.94%

The following persons have informed the Company that the Company's H shares held by them as at 31 December, 2001 in CCASS's stock accounts of HKSCC Nominees Limited were more than 10% of the total number of H shares issued by the Company.

Name	Number of H Shares	Approximate Percentage of the Total Number of H Shares
The Hongkong and Shanghai Banking Corporation Limited	446,834,797	38.06%
CEF Brokerage Ltd	194,336,000	16.55%
Standard Chartered Bank	156,831,432	13.36%

Save for the information disclosed above, as at 31 December, 2001, the Company is not aware of any interests which are required to be reported pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance").

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2001.

Use of Proceeds from H Share Offering

As stated in the 2000 Annual Report of the Company, as of 31 December, 2000, the Company had RMB529 million remaining from the proceeds of the Company's initial public offering. During the year ended 31 December, 2001, RMB489 million of the remaining proceeds were used for the following purposes:

1. Approximately RMB478 million for the exercise of purchase options on three Boeing 757-200 aircraft; and

2. Approximately RMB11 million for various projects including the development of the computerised accounting system.

Consistent with the disclosure in the Prospectus of the Company dated July, 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 31 December, 2001 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects, including the development of the computerised accounting system.

Pre-emptive Rights

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

Compliance with the Code of Best Practice

The Directors of the Company confirm that in the year ended 31 December, 2001, the Group was in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules issued by the Hong Kong Stock Exchange.

Directors, Supervisors and Senior Administrative Officers

Directors, Supervisors and Senior Administrative Officers of the Company in 2001 were as follows:

Name	Age	Position
Yan Zhi Qing	59	Chairman of the Board of Directors
Wang Chang Shun	44	Vice Chairman of the Board of Directors; President
Li Feng Hua	52	Director; Vice President
Wang Shao Xi	60	Director
Zhang Rui Ai	60	Director
Zhou Yong Jin	58	Director
Xu Jie Bo	36	Director; Chief Financial Officer
Wu Rong Nan	60	Director
Simon To	50	Independent Non-Executive Director
Peter Lok	65	Independent Non-Executive Director
Wei Ming Hai	37	Independent Non-Executive Director
Liang Hua Fu	60	Chairman of the Supervisory Committee
Gan Yu Hua	73	Supervisor
Li Qi Hong	54	Supervisor
Jiang Ping	51	Vice President
Li Kun	41	Vice President
Su Liang	39	Company Secretary

In an extraordinary general meeting held on 16 April, 2001, it was resolved that the resignation of Mr. Yu Yan En, Mr. Han Ma Zhang, Mr. Hu Yun Qi, Mr. Huo Di An, Mr. Liu Wen Bo and Mr. Tong Kai Sheng as directors of the Company was approved. It was also resolved that Mr. Gao Shang Quan ceased as a director of the Company upon expiry of his term of directorship. Mr. Wang Chang Shun, Mr. Zhou Yong Jin, Mr. Xu Jie Bo, Mr. Peter Lok and Mr. Wei Ming Hai were elected as directors of the Company during the same meeting. In addition, Mr. Yan Zhi Qing, Mr. Li Feng Hua, Mr. Wang Shao Xi, Mr. Zhang Rui Ai, Mr.Wu Rong Nan and Mr. Simon To were re-appointed as directors of the company upon expiry of their respective term of directorship.

Mr. Yan Zhi Qing and Mr. Wang Chang Shun were elected as the chairman and vice chairman of the Board of Directors of the Company respectively at the meeting of the Board of Directors on 17 April, 2001. Mr. Xu Jie Bo was appointed as the chief financial officer of the Company following the resignation of Mr. Liu Wen Bo during the same meeting.

On 12 April, 2002, the Board of Directors by resolutions appointed Mr. Yuan Xin An, Mr. Zheng En Ren and Mr. Yang Guang Hua respectively as vice president of the Company.

Biographical details of the Board of Directors, members of the Supervisory Committee and Senior Administrative Officers are set out on pages 89 and 91 of this Annual Report.

Equity Interests in the Company Held by the Directors and Supervisors

As at 31 December, 2001, none of the Directors or Supervisors of the Company held any interest in the Company or any associated corporation of the Company, which is required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance, or which is required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register of the Company.

At no time during 2001 or before has any Director, Supervisor or member of the Senior Administrative Officers or any of their spouses or minor children, been granted or exercised or subscribed for shares or debentures or options of the Company.

Service Contracts of the Directors

All Directors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. Except for such service contracts, none of the Directors of the Company has entered or has proposed to enter into any other service contracts with the Company or its subsidiaries. In addition, none of the Directors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interests of the Directors and Supervisors in Contracts

In 2001, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Connected Transactions

The Company enters from time to time into certain connected transactions with the SA Group and other connected persons. Such transactions fall within the definition of connected transactions as set out in Chapter 14 of the Listing Rules issued by the Hong Kong Stock Exchange. The Hong Kong Stock Exchange has granted a waiver to the Company in respect of compliance with certain provisions of Chapter 14 of the Listing Rules. Details of such transactions conducted during the year and/or the related agreements entered into between the Company and such parties for which waivers have been obtained are disclosed as follows:

(A) Demerger Agreement

The Demerger Agreement dated 25 March, 1995 (such Agreement was amended by Amendment No.1 dated 22 May, 1997) was entered into between the SA Group and the Company for the purpose of defining and allocating the assets and liabilities between the SA Group and the Company. Under the Demerger Agreement, the SA Group and the Company have agreed to indemnify the other party against, among other things, claims, liabilities and expenses incurred by such other party but relating to the businesses, assets and liabilities held or assumed by the SA Group or the Company (as the case may be) pursuant to the Demerger Agreement.

Neither the Company nor the SA Group has been required to make any payments in respect of such indemnification obligations from the date of the Demerger Agreement up to the date of this report.

(B) Connected Business Transactions

The Company and the SA Group and their respective subsidiaries were a single group prior to the restructuring of the SA Group in 1995 in anticipation of the Company's global offering (the "Restructuring"). As a result, certain arrangements between them have continued after the Restructuring and the listing of the Company's shares on the stock exchanges of Hong Kong and New York. At present, the Company and the SA Group (or their respective subsidiaries) have entered into the following agreements:

(i) Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of the SA Group

The Company and SAIETC have entered into an agreement dated 22 May, 1997, for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term extending from 22 May, 1997 to 22 May, 2000 (renewable by the parties). The agreement has been extended to 22 May, 2003.

For the year ended 31 December, 2001, the amount incurred by the Group for the import and export of the above equipment was RMB324,998,000, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

(ii) Southern Airlines Advertising Company, a wholly-owned subsidiary of the SA Group

The Company and Southern Airlines Advertising Company have entered into an agreement dated 22 May, 1997, for the provision of advertising services for a term extending from 22 May, 1997 to 22 May, 2000. The agreement has been extended to 22 May, 2003.

For the year ended 31 December, 2001, the amount incurred by the Group to Southern Airlines Advertising Company for advertising services was RMB9,940,000.

(iii) Southern Airlines Group Finance Company Limited ("SA Finance") which is 42% owned by the SA Group, 30% owned by the Company, 28% owned in aggregate by six subsidiaries of the Company.

The Company has entered into a financial agreement dated 22 May, 1997, with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from 22 May, 1997 to 22 May, 2000. The agreement has been extended up to 22 May, 2006.

Under such agreement, (a) all funds that the Company deposits with SA Finance will be deposited by SA Finance with the Commercial and Industrial Bank of China, Bank of Communications, Bank of Agriculture, China Construction Bank, or other banks of similar creditworthiness; and (b) SA Finance will not at any time have outstanding loans in excess of the amount representing the aggregate of (i) deposits received from entities other than the Company, (ii) SA Finance's shareholders' equity and (iii) capital reserves.

The Group had short-term deposits placed with SA Finance amounting to RMB1,341,126,000, which earned interest at the rate of 1.98%-3.50% per annum.

(iv) Shenzhen Air Catering Company Limited, which is 20% owned by the SA Group, and 80% owned by two independent third parties

The Company and Shenzhen Air Catering Company Limited have entered into an agreement dated 23 May, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from 23 May, 1997 to 23 May, 1998. The agreement has been extended by the parties to 23 May, 2002.

For the year ended 31 December, 2001, the amount paid by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB22,707,000.



(v) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), which is 50% owned by the Company and 50% owned by two independent third parties

The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On 17 May, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the "Fee Agreement"). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labour costs at US$30.0 per hour during 2001.

For the year ended 31 December, 2001, the amount incurred by the Company for such repair and maintenance services was RMB534,828,000.

(vi) China Southern West Australian Flying College Pty Ltd (the "Australian Pilot College"), which is 65% owned by the Company and 35% owned by the SA Group.

The SA Group and the Australian Pilot College entered into an agreement dated 7 October, 1993 for the provision of pilot training in Australia to the cadet pilots of the SA Group (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the Demerger Agreement, the Company has assumed all the interests, rights and obligations of the SA Group under the Training Agreement.

For the year ended 31 December, 2001, the amount paid by the Group to the Australian Pilot College for training services was RMB50,602,000.

(vii) Southern Airlines (Group) Economic Development Company, which is 61% owned by the SA Group and 39% owned by an independent third party.

The Company and Southern Airlines (Group) Economic Development Company have entered into an agreement dated 22 May, 1997, for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from 22 May, 1997 to 22 May, 2007.

For the year ended 31 December, 2001, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB86,386,000.

(viii) Guangzhou Nanland Air Catering Company Limited ("Nanland"), which is 51% owned by the Company and 49% owned by an independent third party.

The Company and Nanland have entered into a catering agreement dated 22 May, 1999 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Guangzhou. Pursuant to such agreement, Nanland will supply inflight meals to the Company from time to time during the term from 22 May, 1999 to 22 May, 2000. The agreement will then be automatically extended annually.

For the year ended 31 December, 2001, the amount paid by the Group to Nanland for the provision of in-flight meals was RMB84,237,000.

(ix) Ticket sales arrangements
The Group has entered into ticket agency agreements for the sale of the Group's air tickets with several subsidiaries of the SA Group (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and IATA. The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional/international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

For the year ended 31 December, 2001, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB201,551,000.

(C) Trademark Licence Agreement

The Company and the SA Group have entered into a 10-year Trademark Licence Agreement dated 22 May, 1997 pursuant to which the SA Group acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants to the Company a renewable royalty-free licence to use the kapok logo on a world-wide basis in connection with the Company's airline and airline-related businesses. Unless the SA Group gives written notice of termination three months before the expiration of the agreement, the agreement will be automatically extended for another 10-year term.

(D) Leases

The Company as lessee and the SA Group as lessor have entered into the following lease agreements:

(i) The Company and the SA Group have entered into a land lease agreement dated 22 May, 1997, in respect of the land used by the Company within Guangzhou Baiyun International Airport. The rental payment is RMB2,650,700 per year. The term of the lease is five years commencing 1 April, 1997 and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

(ii) The Company and the SA Group have separately entered into four lease agreements dated 22 May, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB12,573,000 per year. The term of each lease is one year and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

(iii) The Company and the SA Group have entered into an indemnification agreement dated 22 May, 1997 in which the SA Group has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain land and buildings.

(E) Comprehensive Services and Employee Benefits

The Company and the SA Group have entered into a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997. The SA Group shall receive certain fees for providing or causing to be provided to the Group and its employees certain services in relation to employee housing and welfare benefits for a term extending from 22 May, 1997 to 31 December, 2006.

With respect to employee housing services, the Services Agreement provides that the SA Group shall sell or rent housing to eligible employees of the Group at lower than market price. As the housing is sold or rented below cost and the construction costs of the leased housing were originally paid by the SA Group, the Company shall pay the SA Group RMB85 million per year, payable quarterly in arrears, for a term of ten years from 1995 to 2004.

In September 2000, the PRC Government issued a notice outlining its reformed policies over the provision of staff housing benefits by PRC enterprises. The notice provides that one-off lump sum cash allowances shall be paid to employees who were eligible for quarters as at 31 December, 1998 but are not allocated with to date. The notice further provides that in future, monthly cash allowances shall be paid in replacement of the allocation of staff quarters to new employees and those employees who were not eligible for quarters as at 31 December, 1998. Detailed timetable and procedures for implementing these policies are to be determined by the provincial or municipal governments based on their respective circumstances.

As of the date of this Annual Report, the Group has not yet formulated its one-off lump sum cash allowance policies. The Group anticipates that a revision of its existing Services Agreement with the SA Group may be necessary in order to accommodate with the new housing benefit regulations to be effective in the relevant provinces or municipals. However, based on its preliminary evaluation, the Group does not anticipate that the revision of the Services Agreement with the SA Group will have a significant adverse impact on the Group's results or financial position in the foreseeable future.

In addition, pursuant to the Services Agreement, the SA Group shall provide pension fund services to the Group, and provide medical benefits and certain related services to the Group's staff. As regards pension benefits, the Company has agreed to pay the SA Group:

1. an amount equivalent to 14% to 17% of the annual aggregate wages of the employees of the Group in the previous year as its contribution under several retirement pension schemes organised by the PRC Government, which the SA Group has undertaken to submit to the Social Insurance Bureau of the respective provinces in which the Company operates. The schemes will pay pension benefits to retired employees of the Group. The contribution percentages are fixed by the PRC Government and jointly approved by the relevant labour and finance administrative agencies of the PRC Government. No fee or charge shall be payable by the Company to the SA Group;

2. an amount equivalent to 4.5% of the annual aggregate wages of the employees of the Group in the previous year as its contribution under the supplemental pension scheme organised by the SA Group. The scheme will pay pension benefits to retired employees of the Group. In addition, the Company shall pay a management fee to the SA Group for administering the supplemental pension scheme; and

3. fixed annual fees for providing post-retirement medical and other welfare benefits to the current and future retirees of the Group from the effective date of the Services Agreement to 31 December, 2006.

The Independent Non-Executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the connected transactions described in (B) through (E) above and have concluded that:

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (A) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been performed either (A) in accordance with the terms of the agreement governing each such transaction or (B) (where there is no such agreement) on terms no less favourable than terms available from third parties.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB1.4 million (2000: RMB2.2 million).

Designated Deposits and Overdue Time Deposits

As at 31 December, 2001, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

Material Litigation

The Group was not involved in any material litigation or dispute in 2001.

Auditors

A resolution is to be proposed at the forthcoming Annual General Meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By Order of the Board of Directors
Yan Zhi Qing
Chairman of the Board of Directors

Guangzhou, the PRC
12 April, 2002

Report of the Supervisory Committee

In 2001, the three supervisors of the Company comprising the Supervisory Committee pursued their work in accordance with the "Working Regulations of the Supervisory Committee of China Southern Airlines Company Limited", the provisions of the Company Law of the PRC and the Articles of Association of the Company, with the objective of protecting the shareholders' best interests and focusing on the development and expansion of the Group.

The Supervisory Committee has studied and reviewed the Group's major operations, improving efficiency measures, flying safety, technological improvement and investment projects.

The Supervisory Committee has reviewed the Chairman's Statement and Report of the Directors to be submitted at the forthcoming Annual General Meeting of the Company, and concluded that they have been properly prepared. It has also reviewed the Group's financial position, including interim results and annual financial statements, and no irregularities have been found.

In the opinion of the Supervisory Committee, the Directors, the President and Senior Administrative Officers of the Company have all carried out their duties diligently and with due consideration to the overall interests of the Company and the shareholders, and in compliance with the provisions of the Company's Articles of Association, the Listing Rules of The Stock Exchange of Hong Kong Limited and the provisions of the Company Laws of the PRC.

The Supervisory Committee is satisfied with the Report of the Directors for 2001 and appreciates the measures the Company undertook during the year to control operating cost per unit of available tonne kilometre and to enhance the economic returns of the Company. The Supervisory Committee is also glad to find that the Company managed to achieve profit amid keen market competition and significant slowdown in the global economy. We will continue to pay close attention to the challenges and opportunities brought by the reform of the PRC aviation industry, as well as by the entry of the PRC into World Trade Organisation. We believe the PRC aviation industry has great potential for growth and we have every confidence in the Group's prospects.

In order to coordinate the future development of the Company, the Supervisory Committee is prepared to continue strengthening its supervisory efforts in the future.

By Order of the Supervisory Committee
Liang Hua Fu
Chairman of the Supervisory Committee

Guangzhou, the PRC
12 April, 2002

KPMG

REPORT OF THE INTERNATIONAL AUDITORS TO THE SHAREHOLDERS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 34 to 83 which have been prepared in accordance with International Accounting Standards.

Respective responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Accounting Standards adopted by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong,
12 April, 2002

Consolidated Profit and Loss Account

For the year ended 31 December 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Operating revenue:			
Traffic revenue		**16,461,532**	14,706,159
Other revenue		**418,126**	472,159
Total operating revenue	3	**16,879,658**	15,178,318
Operating expenses:			
Flight operations		**6,905,628**	6,109,021
Maintenance		**2,014,579**	1,758,581
Aircraft and traffic servicing		**2,297,521**	2,069,114
Promotion and sales		**1,540,780**	1,377,682
General and administrative		**892,233**	809,225
Depreciation and amortisation		**1,814,974**	1,863,789
Other		**13,270**	8,805
Total operating expenses	4	**15,478,985**	13,996,217
Operating profit		**1,400,673**	1,182,101
Non-operating income/(expenses):			
Share of associated companies' results		**53,077**	45,949
Share of jointly controlled entity's results	14	**(4,034)**	—
(Loss)/gain on sale of fixed assets	5	**(55,889)**	372,596
Interest income		**49,878**	90,283
Interest expense	4	**(933,717)**	(1,074,236)
Exchange gain, net		**296,777**	318,502
Other, net		**(11,509)**	(3,965)
Total net non-operating expenses		**(605,417)**	(250,871)
Profit before taxation and minority interests	4	**795,256**	931,230
Taxation	7	**(320,519)**	(338,907)
Profit before minority interests		**474,737**	592,323
Minority interests		**(134,512)**	(90,552)
Profit attributable to shareholders		**340,225**	501,771
Basic earnings per share	9	**RMB0.10**	RMB0.15

The notes on pages 41 to 83 form part of these financial statements.

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2001
(Expressed in Renminbi)

	2001 RMB'000	2000 RMB'000
Net profit for the year	**340,225**	501,771
Gains/losses not recognised in the consolidated profit and loss account	**—**	—
Total recognised gains and losses	**340,225**	501,771

The notes on pages 41 to 83 form part of these financial statements.

Consolidated Balance Sheet

As at 31 December 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Non-current assets			
Fixed assets	10	**22,709,837**	23,644,949
Construction in progress	11	**340,063**	336,894
Interest in associated companies	13	**531,055**	348,272
Interest in jointly controlled entity	14	**174,338**	
Other investments		**195,201**	193,964
Lease and equipment deposits		**2,265,003**	438,207
Deferred expenditure	15	**48,183**	61,701
Long term receivables		**11,091**	10,746
		26,274,771	25,034,733
Current assets			
Inventories	17	**467,018**	464,985
Trade receivables	18	**556,542**	788,770
Other receivables		**196,751**	235,551
Prepaid expenses and other assets		**340,157**	202,551
Cash and cash equivalents	20	**2,817,863**	4,197,455
		4,378,331	5,889,312
Current liabilities			
Bank and other loans	21	**2,177,516**	783,115
Obligations under finance leases	22	**1,451,929**	1,776,156
Amounts due to related companies	19	**718,265**	620,225
Other liabilities		**678,133**	607,879
Accounts payable	23	**590,700**	758,299
Sales in advance of carriage		**370,546**	339,510
Accrued expenses		**2,013,555**	2,143,030
Tax payable		**73,464**	77,156
		8,074,108	7,105,370
Net current liabilities		**(3,695,777)**	(1,216,058)
Total assets less current liabilities		**22,578,994**	23,818,675
Non-current liabilities and deferred items			
Bank and other loans	21	**3,627,594**	3,788,698
Obligations under finance leases	22	**7,691,634**	9,416,285
Provision for major overhauls	24	**125,661**	166,083
Deferred credits		**15,072**	33,555
Deferred taxation	16	**519,577**	244,175
		11,979,538	13,648,796
		10,599,456	10,169,879

	Note	2001 RMB'000	2000 RMB'000
Representing:			
Share capital	25	**3,374,178**	3,374,178
Reserves	26	**5,847,485**	5,507,260
Shareholders' equity		**9,221,663**	8,881,438
Minority interests		**1,377,793**	1,288,441
		10,599,456	10,169,879

Approved and authorised for issue by the board of directors on 12 April, 2002

YAN ZHI QING	**WANG CHANG SHUN**	**XU JIE BO**
Director	*Director*	*Director*

The notes on pages 41 to 83 form part of these financial statements.

Balance Sheet

As at 31 December, 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Non-current assets			
Fixed assets	10	**15,645,949**	17,197,257
Construction in progress	11	**260,872**	151,948
Interest in subsidiaries	12	**1,980,458**	2,387,815
Interest in associated companies	13	**231,073**	191,746
Interest in jointly controlled entity	14	**178,372**	—
Other investments		**101,208**	101,208
Lease and equipment deposits		**1,933,966**	318,685
Deferred expenditure	15	**31,930**	46,253
		20,363,828	20,394,912
Current assets			
Inventories	17	**148,537**	194,371
Trade receivables	18	**351,810**	447,992
Other receivables		**82,534**	113,012
Prepaid expenses and other assets		**243,980**	108,079
Cash and cash equivalents	20	**2,137,582**	3,153,571
		2,964,443	4,017,025
Current liabilities			
Bank and other loans	21	**1,379,277**	392,567
Obligations under finance leases	22	**1,451,929**	1,776,156
Amounts due to related companies	19	**523,893**	599,053
Other liabilities		**351,926**	322,641
Accounts payable	23	**419,870**	620,742
Sales in advance of carriage		**312,567**	276,000
Accrued expenses		**793,079**	972,131
Tax payable		**43,142**	38,142
		5,275,683	4,997,432
Net current liabilities		**(2,311,240)**	(980,407)
Total assets less current liabilities		**18,052,588**	19,414,505
Non-current liabilities and deferred items			
Bank and other loans	21	**2,111,683**	2,092,996
Obligations under finance leases	22	**7,691,634**	9,416,285
Provision for major overhauls	24	**48,154**	27,917
Deferred credits		**15,072**	33,555
Deferred taxation	16	**293,991**	63,832
		10,160,534	11,634,585
Net assets		**7,892,054**	7,779,920

As at 31 December, 2001
(Expressed in Renminbi)

	Note	2001 RMB'000	2000 RMB'000
Representing:			
Share capital	25	**3,374,178**	3,374,178
Reserves	26	**4,517,876**	4,405,742
Shareholders' equity		**7,892,054**	7,779,920

Approved and authorised for issue by the board of directors on 12 April, 2002

YAN ZHI QING	**WANG CHANG SHUN**	**XU JIE BO**
Director	*Director*	*Director*

The notes on pages 41 to 83 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December, 2001
(Expressed in Renminbi)

	2001 RMB'000	2000 RMB'000
Cash inflows from operations (Note 33)	**3,185,523**	3,506,432
Interest received	**49,878**	90,283
Interest paid	**(970,734)**	(1,115,283)
Income tax paid	**(40,724)**	(126,346)
Net cash inflows from operating activities	**2,223,943**	2,355,086
Investing activities:		
Proceeds from sale of fixed assets	**605,385**	1,019,811
Proceeds from sale of other investments	**—**	5,000
Dividends received from associated companies	**5,946**	59,064
(increase)/decrease in long term receivables	**(345)**	21,291
Payment of lease and equipment deposits	**(2,027,063)**	(105,740)
Refund of lease and equipment deposits	**200,029**	262,465
Capital expenditures	**(1,492,126)**	(1,381,018)
Purchase of other investments	**(1,241)**	(137,119)
Investment in associated company	**(147,875)**	—
Investment in jointly controlled entity	**(178,372)**	—
Net cash used in investing activities	**(3,035,662)**	(256,246)
Net cash (outflows)/inflows before financing activities	**(811,719)**	2,098,840
Financing activities:		
Proceeds from bank and other loans	**2,123,613**	261,849
Repayment of bank and other loans	**(890,228)**	(726,286)
Repayment of principal under finance lease obligations	**(1,756,098)**	(1,986,768)
Capital contributions received from minority shareholders	**707**	505
Dividends paid to minority shareholders	**(45,867)**	(39,038)
Net cash outflows from financing activities	**(567,873)**	(2,489,738)
Decrease in cash and cash equivalents	**(1,379,592)**	(390,898)
Cash and cash equivalents at beginning of year	**4,197,455**	4,588,353
Cash and cash equivalents at end of year	**2,817,863**	4,197,455

The notes on pages 41 to 83 form part of these financial statements.

(Expressed in Renminbi)

Background of the Company

China Southern Airlines Company Limited (the "Company") and its subsidiary companies (the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of Southern Airlines (Group) (the "SA Group"), a state-owned enterprise which is under the supervision of the Civil Aviation Administration of China (the "CAAC"), a ministry-level enterprise under the direct supervision of the State Council of the PRC responsible for the administration and development of the airline industry in the PRC. Pursuant to the Reorganisation, the Company assumed, as from the effective date on 1 January, 1995, the airline and airline-related businesses together with the relevant assets and liabilities from the SA Group in consideration of which 2,200,000,000 domestic shares with a par value of RMB1.00 each were allocated by the Company on 25 March, 1995 to the SA Group. On the same date, the SA Group became the holding company of the Company.

In July 1997, the Company successfully listed its H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Principal accounting policies

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB"), interpretations issued by the Standing Interpretations Committee of the IASB and the disclosure requirements of the Hong Kong Companies Ordinance.

(b) Basis of preparation

The financial statements of the Group and the Company are prepared on the historical cost basis as modified by the revaluation of certain fixed assets. The accounting policies have been consistently applied by the Group and the Company and they are consistent with those used in the previous year.

(c) Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and all of its subsidiaries made up to 31 December each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

The results of subsidiaries are included in the consolidated profit and loss account and the share attributable to minority shareholders is deducted from or added to the consolidated profit after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

All significant intercompany balances and transactions have been eliminated on consolidation.

2 Principal accounting policies (cont'd)

(d) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

(e) Investments

(i) *Investments in subsidiaries*

Investments in subsidiaries in the Company's balance sheet are stated at cost, less impairment losses (refer to accounting policy m).

(ii) *Investments in associated companies and jointly controlled entities*

An associated company is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

A jointly controlled entity is an entity over whose activities the Group or the Company has joint control, established by contractual agreement.

The consolidated profit and loss account includes the Group's share of the results of its associated companies and jointly controlled entities for the year. In the consolidated balance sheet, the investments in associated companies and jointly controlled entities are stated at the Group's attributable share of net assets. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

The results of associated companies and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing such dividends are in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before 31 December each year. In the Company's balance sheet, investments in associated companies and jointly controlled entities are stated at cost, less impairment losses (refer to accounting policy m).

(iii) *Other investments*

Other investments are stated at cost less impairment losses (refer to accounting policy m). Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

Principal accounting policies (cont'd)

(f) Fixed assets and depreciation

Fixed assets are stated at cost or revalued amount less accumulated depreciation and impairment losses (refer to accounting policy m). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

Depreciation is provided to write off the cost, or revalued amount where appropriate, of the fixed assets over their estimated useful lives on a straight line basis, after taking into account their estimated residual values, as follows:

	Depreciable life	Residual value
Buildings	15 to 40 years	Nil
Owned and leased aircraft	8 to 15 years	28.75%
Other flight equipment		
Jet engines	8 to 15 years	3%
Others, including rotable spares	8 to 15 years	Nil
Machinery and equipment	5 to 10 years	3%
Vehicles	6 years	3%

Land use rights are amortised on a straight line basis over the period of grant or 50 years, whichever is shorter.

No depreciation is provided in respect of construction in progress.

(g) Leased assets

Flight equipment under finance leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the profit and loss account to provide a constant periodic rate of charge over the lease term.

Gains on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains on other aircraft sale and leaseback transactions are recognised as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortised over the period the assets are expected to be used.

Operating lease payments are charged to the profit and loss account on a straight line basis over the terms of the related leases.

(h) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

2 Principal accounting policies (cont'd)

(i) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

(j) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses. Impairment losses are established based on evaluation of the recoverability of these accounts at the balance sheet date.

(k) Deferred expenditure

Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

(l) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

(m) Impairment loss

The carrying amounts of the Group's and the Company's assets, other than inventories (refer to accounting policy i) and deferred tax assets (refer to accounting policy t) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the profit and loss account.

The Group and the Company assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(n) Deferred credits

In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

Princ
(o)
(p)
(q)
(r)
(s)
(t)

Principal accounting policies (cont'd)

(o) Revenue recognition

Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

Interest income is recognised as it accrues unless collectibility is in doubt. Dividend income is recognised when the Group's right to receive the dividend is established.

Operating lease income is recognised on a straight line basis over the terms of the respective leases.

(p) Traffic commissions

Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(q) Maintenance and overhaul costs

Routine maintenance and repairs, and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the profit and loss account as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at that date. Exchange differences are dealt with in the profit and loss account.

(s) Borrowing costs

Borrowing costs are expensed in the profit and loss account as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(t) Deferred taxation

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 Principal accounting policies (cont'd)

(u) Retirement benefits

Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the profit and loss account as and when incurred.

(v) Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales under the frequent flyer award programmes is recognised when the related transportation services are provided.

(w) Provisions

A provision is recognised in the balance sheet when the Group or the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(x) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

(y) Segmental reporting

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

(z) Use of estimates

The preparation of the financial statements of the Group and the Company in accordance with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Turnover

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

	2001 RMB'000	2000 RMB'000
Traffic revenue		
Passenger	**15,055,496**	13,254,714
Cargo and mail	**1,406,036**	1,451,445
	16,461,532	14,706,159
Other revenue		
Commission income	**129,157**	134,252
General aviation income	**61,292**	53,161
Ground services income	**55,388**	63,111
Air catering income	**29,523**	23,654
Aircraft lease income	**65,486**	110,635
Others	**77,280**	87,346
	418,126	472,159
	16,879,658	15,178,318

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

Types of revenue	**Applicable sales tax rates**
Traffic revenue	3% (2000: 3%) of traffic revenue. All inbound international and Hong Kong regional flights are exempted from sales tax.
Other revenue	3% (2000: 3%) of commission income, general aviation income and ground services income, and 3% to 5% (2000: 3% to 5%) of other revenue.

Sales tax incurred during the year ended 31 December, 2001, netted off against revenue, amounted to RMB568,407,000 (2000: RMB510,460,000).

In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which are calculated at the rates of 5% and 2%, respectively (2000: 5% and 2%, respectively) of the domestic and international/Hong Kong regional traffic revenue. Contributions to the CAAC Infrastructure Development Fund payable by the Group for the year ended 31 December, 2001 totalled RMB759,385,000 (2000: RMB666,982,000).

(Expressed in Renminbi)

3 **Turnover** (cont'd)

Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at the following prescribed rates:

Applicable flights and periods	Rates of fuel surcharge
Domestic flights	
From 1 November, 2000 to 5 February, 2001	Not more than 20% of published fare or RMB150 per passenger, whichever is lower
From 6 February, 2001 to 31 December, 2001	Not more than 14% of published fare or RMB150 per passenger, whichever is lower
From 1 January, 2002 onward	Not more than 8% of published fare
Hong Kong regional flights	
From 16 November, 2000 onward	RMB64 to RMB70 per passenger

The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2001, the fuel surcharge revenue of the Group totalled approximately RMB1,001 million (2000: RMB149 million).

ed by its

4 **Profit before taxation and minority interests**

	2001 RMB'000	2000 RMB'000
Profit before taxation and minority interests is arrived at after charging:		
Operating expenses		
Jet fuel	**3,548,860**	3,240,129
Aircraft maintenance	**1,844,836**	1,602,235
Routes	**4,104,870**	3,659,312
Depreciation		
owned assets	**1,260,020**	1,238,465
assets held under finance leases	**542,442**	606,814
Amortisation of deferred expenditure	**12,512**	18,510
Operating lease charges		
aircraft and flight equipment	**1,912,832**	1,615,574
land and buildings	**91,857**	97,551
Staff costs		
salaries, wages and welfare	**1,272,249**	1,139,808
contributions to retirement schemes	**77,833**	68,829
Office and administration	**472,613**	426,771
Auditors' remuneration	**7,400**	7,400
Other	**330,661**	274,819
	15,478,985	13,996,217
Interest expense		
Interest on bank and other loans wholly repayable within five years	**148,554**	82,675
Interest on other loans	**169,703**	245,994
Finance charges on obligations under finance leases	**620,687**	745,567
Less: borrowing costs capitalised	**(5,227)**	—
Net interest expense	**933,717**	1,074,236
and after crediting:		
Amortisation of gains on sale and leaseback transactions	**15,379**	23,065
Dividend income from unlisted investments	**2,704**	3,359

surcharge

The profit attributable to shareholders for the year ended 31 December, 2001 includes a profit of RMB112,134,000 (2000: RMB380,434,000) which has been dealt with in the financial statements of the Company.

5 (Loss)/gain on sale of fixed assets

(Loss)/gain on sale of fixed assets represents:

	2001 RMB'000	2000 RMB'000
Aircraft (Note)	59,855	377,817
Staff quarters (Note 28)	(110,723)	—
Flight equipment and others	(5,021)	(5,221)
	(55,889)	372,596

Note:

Pursuant to certain sale and leaseback arrangements, the Group sold two Airbus 320-200 aircraft and four Boeing 757-200 aircraft respectively during 2001 and 2000 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of seven to eight years. For the year ended 31 December, 2001, the Group recognised a profit of RMB59,855,000 (2000: RMB377,817,000), being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

6 Emoluments of directors, supervisors and senior management

(a) Directors' and supervisors' emoluments

	2001 RMB'000	2000 RMB'000
Fees	106	—
Salaries, allowances and benefits in kind	848	906
Retirement benefits	53	69
Bonuses	293	381
	1,300	1,356

Included in the above were fees of RMB106,000 (2000:Nil) paid to non-executive independent directors during the year.

An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

	2001 Number	2000 Number
Nil to HK$1,000,000 (RMB1,060,600 equivalent)	14	16

6 Emoluments of directors, supervisors and senior management (cont'd)

(b) Senior management's emoluments

Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

	2001 RMB'000	2000 RMB'000
Salaries, allowances and benefits in kind	**1,070**	923
Retirement benefits	**17**	12
	1,087	935

An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

	2001 Number	2000 Number
Directors and supervisors	**1**	1
Employees	**4**	4
	5	5
Nil to HK$1,000,000 (RMB1,060,600 equivalent)	**5**	5

7 Taxation

Taxation in the consolidated profit and loss account comprises:

	2001 RMB'000	2000 RMB'000
PRC income tax	**37,032**	59,297
Share of taxation of associated companies and jointly controlled entity	**8,085**	12,024
	45,117	71,321
Deferred taxation expense (Note 16)	**275,402**	267,586
	320,519	338,907

Pursuant to the income tax rules and regulations of the PRC, the Group is liable to PRC income tax at a rate of 33%.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year.

7 Taxation (cont'd)

Actual taxation expense in the consolidated profit and loss account differed from the amount computed by applying the PRC income tax rate of 33% to consolidated profit before taxation and minority interests as a result of the following:

	2001 RMB'000	2000 RMB'000
Consolidated profit before taxation and minority interests	**795,256**	931,230
Expected PRC income tax at 33%	**262,434**	307,306
Adjustments:		
Gains on sale and leaseback transactions and their amortisation	**(5,075)**	(7,612)
Rate differential on subsidiaries taxed at 15%	**(51,245)**	(40,745)
Non-deductible expenses	**154,152**	70,512
Other, net	**(39,747)**	9,446
	320,519	338,907

In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Taxation Bureau, aircraft lessors are exempted from PRC withholding tax in respect of lease arrangements executed prior to 1 September, 1999.

For the year ended 31 December, 2001, the PRC withholding tax payable by the Group in respect of the leases executed on or after 1 September, 1999 of RMB11,962,000 (2000: RMB5,020,000) has been included as part of the operating lease charges for the year.

8 Dividends

No interim dividend was paid during the year ended 31 December, 2001 (2000: Nil).

Pursuant to a resolution passed at a directors' meeting on 12 April, 2002, a final dividend of RMB0.02 (2000: Nil) per share totalling RMB67,484,000 (2000: Nil) was proposed for shareholders' approval at the forthcoming annual general meeting. This final dividend proposed after 31 December, 2001 has not been recognised as a liability at that date.

9 Basic earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders of RMB340,225,000 (2000: RMB501,771,000) and the weighted average number of shares in issue during the year of 3,374,178,000 (2000: 3,374,178,000).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

10 Fixed assets

	Land use rights and buildings	Aircraft Owned	Aircraft Held under finance leases	Other flight equipment, including rotable spares	Machinery, equipment and vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
(a) The Group						
Cost/valuation:						
At 1 January, 2001	3,193,018	7,828,402	12,184,637	5,332,216	1,396,946	29,935,219
Additions	28,324	514,044	—	530,281	124,117	1,196,766
Transferred from construction in progress	285,761	—	—	—	46,097	331,858
Reclassification on exercise of purchase options	—	730,110	(730,110)	—	—	—
Disposals	(151,832)	(681,431)	—	(3,875)	(27,271)	(864,409)
At 31 December, 2001	3,355,271	8,391,125	11,454,527	5,858,622	1,539,889	30,599,434
Representing:						
Cost	2,528,949	3,055,352	6,117,583	3,617,552	1,131,947	16,451,383
Valuation - 1996	826,322	5,335,773	5,336,944	2,241,070	407,942	14,148,051
	3,355,271	8,391,125	11,454,527	5,858,622	1,539,889	30,599,434
Accumulated depreciation:						
At 1 January, 2001	258,532	1,285,561	1,952,103	1,937,087	856,987	6,290,270
Charge for the year	123,877	367,301	542,442	527,893	240,949	1,802,462
Reclassification on exercise of purchase options	—	256,156	(256,156)	—	—	—
Written back on disposal	(2,099)	(174,793)	—	(791)	(25,452)	(203,135)
At 31 December, 2001	380,310	1,734,225	2,238,389	2,464,189	1,072,484	7,889,597
Net book value :						
At 31 December, 2001	2,974,961	6,656,900	9,216,138	3,394,433	467,405	22,709,837
At 31 December, 2000	2,934,486	6,542,841	10,232,534	3,395,129	539,959	23,644,949

10 **Fixed assets** (cont'd) 10

(b) The Company

	Land use rights and buildings	Aircraft – Owned	Aircraft – Held under finance leases	Other flight equipment, including rotable spares	Machinery, equipment and vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost/valuation:						
At 1 January, 2001	1,050,014	4,398,331	12,184,637	3,551,493	784,975	21,969,450
Additions	3,831	—	—	151,603	71,789	227,223
Transferred from construction in progress	22,529	—	—	—	19,873	42,402
Reclassification on exercise of purchase options	—	730,110	(730,110)	—	—	—
Disposals	—	(678,053)	—	(3,875)	(13,510)	(695,438)
At 31 December, 2001	1,076,374	4,450,388	11,454,527	3,699,221	863,127	21,543,637
Representing:						
Cost	862,280	836,474	6,117,583	2,239,104	630,453	10,685,894
Valuation - 1996	214,094	3,613,914	5,336,944	1,460,117	232,674	10,857,743
	1,076,374	4,450,388	11,454,527	3,699,221	863,127	21,543,637
Accumulated depreciation:						
At 1 January, 2001	78,802	811,269	1,952,103	1,394,454	535,565	4,772,193
Charge for the year	33,502	211,080	542,442	370,432	153,369	1,310,825
Reclassification on exercise of purchase options	—	256,156	(256,156)	—	—	—
Written back on disposal	—	(171,739)	—	(791)	(12,800)	(185,330)
At 31 December, 2001	112,304	1,106,766	2,238,389	1,764,095	676,134	5,897,688
Net book value :						
At 31 December, 2001	964,070	3,343,622	9,216,138	1,935,126	186,993	15,645,949
At 31 December, 2000	971,212	3,587,062	10,232,534	2,157,039	249,410	17,197,257

Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and the SA Group. The leases with initial one-year term are automatically renewable for another one-year period unless either party gives appropriate notice of termination. In this connection, rental payments totalling RMB15,224,000 (2000: RMB15,224,000) were paid to the SA Group during 2001 in respect of these leases.

10 Fixed assets (cont'd)

In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the fixed assets of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp., a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the fixed assets of the Group, excluding land use rights, are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as at 31 December, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB65,000,000. Had the fixed assets of the Group and the Company been stated at cost, that is, the effect of the revaluation was excluded, the net book values of fixed assets of the Group and the Company as at 31 December, 2001 would have been approximately RMB22,457,489,000 and RMB15,531,066,000 respectively (2000: RMB23,326,601,000 and RMB17,004,862,000, respectively), made up as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Land use rights and buildings	**2,942,666**	2,780,413	**983,174**	956,814
Aircraft				
– owned	**9,660,992**	9,118,273	**5,325,222**	5,293,169
– held under finance leases	**11,934,083**	12,644,189	**11,934,083**	12,644,189
Flight equipment and others	**8,308,997**	7,638,700	**4,933,760**	4,707,880
	32,846,738	32,181,575	**23,176,239**	23,602,052
Less: Accumulated depreciation	**10,389,249**	8,854,974	**7,645,173**	6,597,190
	22,457,489	23,326,601	**15,531,066**	17,004,862

As at 31 December, 2001, certain aircraft of the Group and the Company with an aggregate carrying value of RMB14,295,480,000 and RMB12,104,631,000 respectively (2000: RMB15,615,561,000 and RMB13,299,274,000, respectively) were pledged as collateral under certain loan and lease agreements (see Notes 21 and 22).

During the year, the Group entered into arrangements to lease several of its aircraft to independent third parties. The terms of such leases generally range from one to two months. Depreciation of the relevant aircraft recognised during the period from the date of commencement of the leases to 31 December, 2001 or the expiry date of the leases, whichever is earlier, totalled RMB9,671,000 (2000: RMB19,027,000).

11 Construction in progress

Construction in progress comprises expenditure incurred on the construction of buildings, staff quarters and other operating facilities not yet substantially completed at 31 December, 2001, details as follows:

	2001 RMB'000	2000 RMB'000
The Company		
Guangzhou new airport base	**63,766**	19,550
Haikou new airport facilities	**48,711**	26,394
Guangzhou ticket selling office	**33,345**	30,386
Zhengzhou training centre	**22,289**	22,289
Guangzhou aviation medical centre	**17,661**	—
Material and engineering system	**16,044**	—
Hubei catering building	**14,404**	—
Computerised maintenance information system	**1,557**	18,040
Zhuhai flight training facilities	**—**	4,962
Other	**43,095**	30,327
	260,872	151,948
Subsidiaries		
Xiamen flight training facilities	**32,088**	34,418
Fuzhou Chang Le airport facilities	**9,954**	7,728
Staff quarters in Zhuhai	**5,902**	7,285
Office building in Guilin	**—**	50,264
Guizhou airport facilities	**—**	46,137
Zhuhai helicopter facilities	**—**	16,153
Staff quarters in Guizhou	**—**	8,603
Other	**31,247**	14,358
	79,191	184,946
	340,063	336,894

2 Interest in subsidiaries

	The Company	
	2001	2000
	RMB'000	RMB'000
Unlisted shares/capital contributions, at cost	**948,647**	956,346
Amounts due from subsidiaries	**1,031,811**	1,431,469
	1,980,458	2,387,815

Details of the Company's subsidiaries are set out in Note 36.

3 Interest in associated companies

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Share of attributable net assets, other than goodwill	**531,055**	348,272	**—**	—
Unlisted capital contributions, at cost	**—**	—	**292,340**	219,943
Impairment loss for investment in associated company	**—**	—	**(61,267)**	(28,197)
	531,055	348,272	**231,073**	191,746

Details of the Group's associated companies are set out in Note 37.

14 Interest in jointly controlled entity

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Share of attributable net assets other than goodwill	**174,338**	—	**—**	—
Unlisted capital contributions, at cost	**—**	—	**178,372**	—
	174,338	—	**178,372**	—

Details of the Company's jointly controlled entity are set out in Note 37.

An analysis of the Group's attributable share of assets, liabilities, revenue and expenses of the jointly controlled entity is set out below:

	2001	2000
	RMB'000	RMB'000
Non-current assets	**64,152**	—
Current assets	**114,033**	—
Current liabilities	**(3,847)**	—
Net assets	**174,338**	—
Revenue	**—**	—
Expenses	**(4,034)**	—
Net loss	**(4,034)**	—

15 Deferred expenditure

Deferred expenditure comprises custom duties and other direct costs incurred in respect of the Group's operating leased aircraft upon the inception of the respective leases:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Custom duties and other direct costs	**257,509**	258,515	**168,265**	172,588
Less: Accumulated amortisation	**209,326**	196,814	**136,335**	126,335
	48,183	61,701	**31,930**	46,253

16 Deferred taxation

Movements in net deferred tax (liabilities)/assets are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Balance at 1 January,	**(244,175)**	23,411	**(63,832)**	168,349
Transferred from profit and loss account (Note 7)	**(275,402)**	(267,586)	**(230,159)**	(232,181)
Balance at 31 December,	**(519,577)**	(244,175)	**(293,991)**	(63,832)

The deferred tax liabilities at 31 December, 2001 were made up of the taxation effects of:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Deferred tax assets:				
Tax losses	**175,926**	369,501	**175,926**	369,501
Repair and maintenance accruals	**171,122**	65,877	**176,611**	71,366
Repair charges capitalised	**265,319**	213,792	**196,131**	151,939
Accrued expenses	**295,597**	261,803	**295,597**	261,803
Other	**122,321**	102,965	**168,300**	154,619
Total deferred tax assets	**1,030,285**	1,013,938	**1,012,565**	1,009,228
Deferred tax liabilities:				
Undistributed profits of subsidiaries	**219,330**	190,560	**219,330**	190,561
Repair and maintenance accruals	**73,851**	66,827	**—**	—
Depreciation of fixed assets	**1,237,532**	980,705	**1,087,226**	882,499
Other	**19,149**	20,021	**—**	—
Total deferred tax liabilities	**1,549,862**	1,258,113	**1,306,556**	1,073,060
Net deferred tax liabilities	**(519,577)**	(244,175)	**(293,991)**	(63,832)

17 Inventories

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Expendable spare parts and maintenance materials	**433,778**	424,356	**129,517**	169,405
Other supplies	**33,240**	40,629	**19,020**	24,966
	467,018	464,985	**148,537**	194,371

None of the above inventories was carried at net realisable value at 31 December, 2000 and 2001.

18 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. The ageing analysis of trade receivables, net of impairment losses, is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within 1 month	**419,765**	748,893	**263,850**	425,363
More than 1 month but less than 3 months	**128,388**	27,659	**82,493**	19,015
More than 3 months but less than 12 months	**8,389**	12,218	**5,467**	3,614
	556,542	788,770	**351,810**	447,992

As at 31 December, 2001, the Group and the Company had an amount due from fellow subsidiary of RMB55,115,000 (2000: RMB53,503,000) which was included in trade receivables.

All of the trade receivables are expected to be recovered within one year.

19 Amounts due to related companies

Amounts due to related companies, which represent balances with the Company's holding company and with the CAAC and its affiliates, are unsecured, interest free and repayable on demand.

20 Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by the SA Group and an associated company of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2001 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2001, the Group's and the Company's deposits with SA Finance amounted to RMB1,341,126,000 and RMB1,316,709,000 respectively (2000: RMB1,961,890,000 and RMB1,910,001,000 respectively).

21 Bank and other loans

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Bank loans due:				
Within one year	**2,177,516**	783,115	**1,379,277**	392,567
In the second year	**880,836**	758,844	**517,018**	405,392
In the third to fifth year, inclusive	**1,992,143**	1,827,429	**1,299,383**	1,122,719
After the fifth year	**751,615**	1,196,425	**295,282**	564,885
	5,802,110	4,565,813	**3,490,960**	2,485,563
Other loans due in the second year	**3,000**	6,000	**—**	—
	5,805,110	4,571,813	**3,490,960**	2,485,563
Portion classified as current liabilities	**(2,177,516)**	(783,115)	**(1,379,277)**	(392,567)
	3,627,594	3,788,698	**2,111,683**	2,092,996

21 **Bank and other loans** (cont'd) 21

As at 31 December, 2001, bank loans of the Group and the Company totalling RMB3,741,749,000 and RMB2,092,616,000 respectively (2000: RMB4,395,458,000 and RMB2,485,563,000 respectively) were secured by mortgages over certain of the Group's and the Company's aircraft. As at 31 December, 2001, certain bank loans were guaranteed by the following parties:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Export-Import Bank of the United States	**2,744,093**	3,154,743	**1,435,313**	1,691,449
Bank of China	**892,390**	1,108,068	**552,037**	661,467
China Construction Bank	**105,266**	132,647	**105,266**	132,647
SA Group	**1,298,344**	—	**1,098,344**	—
	5,040,093	4,395,458	**3,190,960**	2,485,563

Details of bank and other loans with original maturity over one year are as follows:

	Interest rate and final maturity	The Group		The Company	
		2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
RMB denominated loans:					
Loans for construction projects	Floating interest rates ranging from 5.10% to 5.46% per annum as at 31 December, 2001, with maturities through 2009	**15,562**	19,410	—	—
	Floating interest rate at 6.21% per annum as at 31 December, 2001, with maturity through 2010	**100,000**	—	**100,000**	
	Non-interest bearing loans from a municipal government authority, repayable in 2003	**3,000**	6,000	—	

21 Bank and other loans (cont'd)

Details of bank and other loans with original maturity over one year are as follows:

	Interest rate and final maturity	The Group		The Company	
		2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Loans for the purchase of aircraft	Floating interest rates ranging from 5.35% to 5.46% per annum as at 31 December, 2001, repayable in 2003 and 2004.	**164,000**	—	**—**	—
	Floating interest rate of 5.43% per annum as at 31 December, 2001, repayable in 2006	**321,700**	—	**321,700**	—
U.S. dollar denominated loans:					
Loans for the purchase of aircraft	Fixed interest rates ranging from 5% to 8.33% per annum as at 31 December, 2001, with maturities through 2009	**3,741,749**	4,395,458	**2,092,616**	2,485,563
Loan for the purchase of flight equipment	Fixed interest rate of 8.35% per annum as at 31 December, 2001, with maturity through 2004	**27,994**	21,190	**—**	—
		4,374,005	4,442,058	**2,514,316**	2,485,563
Less: loans due within one year classified as current liabilities		**(746,411)**	(653,360)	**(402,633)**	(392,567)
		3,627,594	3,788,698	**2,111,683**	2,092,996

As at 31 December, 2001, bank and other loans of the Group and the Company included unsecured short term bank loans totalling RMB1,431,105,000 and RMB976,644,000 respectively (2000: RMB129,755,000 and nil respectively). On such date, the Group's and the Company's weighted average interest rate on short term borrowings were 4.28% and 4.10% respectively (2000: 5.8% for the Group).

As at 31 December, 2001, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB1,500 million (2000: RMB1,000 million). As at 31 December, 2001, an approximate amount of RMB300 million (2000: Nil) was utilised.

22 Obligations under finance leases

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2002 to 2010. At 31 December, 2001, future payments under these finance leases, which were 79% and 21% respectively (2000: 78% and 22% respectively) denominated in United States dollars and Japanese yen, were as follows:

	2001			2000		
	Payments RMB'000	**Interest RMB'000**	**Obligations RMB'000**	Payments RMB'000	Interest RMB'000	Obligations RMB'000
The Group and the Company						
Balance due:						
Within one year	**1,960,822**	**508,893**	**1,451,929**	2,408,764	632,608	1,776,156
In the second year	**1,891,234**	**412,673**	**1,478,561**	2,010,726	514,118	1,496,608
In the third to fifth year, inclusive	**4,075,079**	**807,570**	**3,267,509**	4,749,361	1,025,997	3,723,364
After the fifth year	**3,203,544**	**257,980**	**2,945,564**	4,712,555	516,242	4,196,313
	11,130,679	**1,987,116**	**9,143,563**	13,881,406	2,688,965	11,192,441
Less: Balance due within one year classified as current liabilities			**(1,451,929)**			(1,776,156)
			7,691,634			9,416,285

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

As at 31 December, 2001, certain of the Group's and the Company's aircraft with carrying amounts of RMB9,216,138,000 (2000: RMB10,232,534,000) were pledged to secure facilities with financial institutions granted to lessors totalling RMB9,143,563,000 (2000: RMB11,192,441,000).

23 Accounts payable

The ageing analysis of accounts payable is as follows:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Due within 1 month or on demand	**140,172**	180,227	**101,977**	147,920
Due after 1 month but within 3 months	**194,665**	248,691	**128,177**	189,129
Due after 3 months but within 6 months	**255,863**	329,381	**189,716**	283,693
	590,700	758,299	**419,870**	620,742

As at 31 December, 2001, the Group and the Company had an amount due to fellow subsidiary of RMB433,278,000 (2000: RMB600,717,000) which was included in accounts payable.

All of the accounts payable are expected to be settled within one year.

24 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Balance at 1 January,	**241,895**	289,228	**79,917**	108,845
Additional amount provided	**12,889**	15,267	**17,444**	5,504
Amount utilised	**(67,659)**	(62,600)	**(49,207)**	(34,432)
Balance at 31 December,	**187,125**	241,895	**48,154**	79,917
The balance of provision for major overhauls at 31 December, 2001 comprised:				
Current portion (included in accrued expenses)	**61,464**	75,812	**—**	52,000
Non-current portion	**125,661**	166,083	**48,154**	27,917
	187,125	241,895	**48,154**	79,917

25 Share capital

	2001 RMB'000	2000 RMB'000
Registered capital:		
2,200,000,000 domestic shares of RMB 1.00 each	**2,200,000**	2,200,000
1,174,178,000 H shares of RMB 1.00 each	**1,174,178**	1,174,178
	3,374,178	3,374,178
Issued and paid up capital:		
2,200,000,000 domestic shares of RMB 1.00 each	**2,200,000**	2,200,000
1,174,178,000 H shares of RMB 1.00 each	**1,174,178**	1,174,178
	3,374,178	3,374,178

All the domestic and H shares rank pari passu in all material respects.

26 Reserves

Movements on reserves during the year comprise:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Share premium	**3,813,659**	3,813,659	**3,813,659**	3,813,659
Statutory surplus reserve (Note (a))				
Balance at 1 January,	**381,216**	367,767	**121,943**	121,943
Transfer from profit and loss account	**10,651**	13,449	**—**	—
Balance at 31 December,	**391,867**	381,216	**121,943**	121,943
Statutory public welfare fund (Note (b))				
Balance at 1 January,	**219,877**	213,960	**114,558**	114,558
Transfer from profit and loss account	**5,563**	5,917	**—**	—
Balance at 31 December,	**225,440**	219,877	**114,558**	114,558
Discretionary surplus reserve (Note (c))				
Balance at 1 January,	**63,852**	58,157	**—**	—
Transfer from profit and loss account	**6,015**	5,695	**—**	—
Balance at 31 December,	**69,867**	63,852	**—**	—
Retained profits/(accumulated losses)				
Balance at 1 January,	**1,028,656**	551,946	**355,582**	(24,852)
Profit for the year	**340,225**	501,771	**112,134**	380,434
Appropriations to reserves	**(22,229)**	(25,061)	**—**	—
Balance at 31 December,	**1,346,652**	1,028,656	**467,716**	355,582
Total	**5,847,485**	5,507,260	**4,517,876**	4,405,742

(Expressed in Renminbi)

26 Reserves (cont'd)

Notes:

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfers to this reserve must be made before distribution of a dividend to shareholders.

(c) The transfer to this reserve from the profit and loss account is subject to the approval of shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

(d) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting rules and regulations, to the Company's statutory public welfare fund; and

(iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with IAS; or if the financial statements of the Company are not prepared in accordance with IAS, the accounting standards of one of the countries in which its shares are listed.

As at 31 December 2001, the Company had distributable reserves totalling approximately RMB468 million (2000: Nil).

27 Related party transactions

Substantially all transactions undertaken by the Group during the year were effected on such terms as have been determined by the CAAC and other relevant PRC authorities. In addition, many of the involved counter parties were either regulated by or connected with such authorities.

Both domestic and international routes on which the Group and other PRC airlines offer scheduled services are allocated by the CAAC. International airfares are subject to bilateral agreements between the CAAC, acting on behalf of the PRC government, and other governments. Domestic airfares are regulated jointly by the CAAC and the PRC Price Administrative Bureau.

Furthermore, the Group obtained various supplementary administrative and financial services provided by the SA Group and its affiliates during the normal course of its business.

The following is a summary of significant recurring transactions carried out in the normal course of business between the Group, the SA Group, the CAAC and its affiliates during the year:

	Note	2001 RMB'000	2000 RMB'000
Expenses			
Handling charges	(a)	**16,161**	13,783
Jet fuel supplies	(b)	**2,586,688**	2,387,646
Aircraft insurance	(c)	**123,439**	85,431
Wet lease rentals	(d)	**300,000**	108,699
Guarantee fees	(e)	**1,490**	1,985
Ticket reservation service charges	(f)	**110,134**	82,725
Passenger departure and cargo handling charges	(g)	**57,424**	40,584
Aircraft and traffic servicing charges	(h)	**1,527,600**	1,327,413
Advertising expenses	(i)	**9,940**	10,712
Sundry aviation supplies	(j)	**86,386**	72,054
Commission expense	(k)	**547,186**	554,102
Air catering expense	(l)	**22,707**	17,941
Repairing charges	(m)	**534,828**	471,044
Contributions to retirement schemes	(n)	**77,833**	68,829
Post retirement medical and other welfare benefits	(o)	**16,900**	16,900
Housing benefits	(p)	**85,000**	85,000
Lease charges for land and buildings	(q)	**15,224**	15,224
Income			
Ground services income	(r)	**23,513**	20,933
Interest income	(s)	**13,771**	35,728
Commission income	(t)	**89,842**	100,994

(Expressed in Renminbi)

27 Related party transactions (cont'd)

Notes:

(a) Handling charges represent fees payable to China Aviation Supplies Import and Export Corporation, a corporation controlled by the CAAC, and Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of the SA Group, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

(b) Jet fuel supplies represent purchases of jet fuel at the then prevailing state controlled prices from China Aviation Oil Supply Company, Lan Tian Oil Supply Company and certain other suppliers which are controlled by the CAAC.

(c) Aircraft insurance represents insurance premiums payable to the CAAC which arranges aviation insurance covering hull, war and passenger liability risk on behalf of the PRC airlines with the People's Insurance (Property) Company of China. Insurance premiums are allocated to individual PRC airlines by the CAAC based on the value of the airlines' aircraft and after taking into account the claims history of the airlines.

(d) Wet lease rentals represent rentals payable to Zhongyuan Airlines, a subsidiary of the SA Group, by the Group for wet leases of five Boeing 737-300/37K aircraft from such party. In addition, as at 31 December, 2001, the Group had a refundable deposit of RMB130,000,000 placed with the SA Group for the acquisition of the above five aircraft and assumption of related bank debts from Zhongyuan Airlines (see note 35).

(e) Guarantee fees represent charges collected by the CAAC and paid to PRC banks in respect of guarantees provided by these banks in connection with aircraft acquisitions of the Group. At 31 December, 2001, back-to-back guarantees provided by the CAAC in favour of the Group to these banks amounted to approximately RMB997,656,000 (2000: RMB1,240,715,000). Guarantee fees are charged at rates ranging from 0.085% to 0.3% of the guaranteed amount.

(f) Ticket reservation service charges represent fees payable to the CAAC in respect of computer reservation services rendered by the CAAC at charges determined based on the utilisation of the computer reservation system.

(g) Passenger departure and cargo handling charges are payable to the CAAC for use of the computerised passenger departure and cargo handling systems installed at certain PRC airports. The charges are levied based on the utilisation of these systems.

(h) Aircraft and traffic servicing charges represent take-off and landing fees payable to various PRC airports in respect of take-off and landing slots allocated to the Group and other ancillary services provided. Fees are payable by the Group based on the scale rates published by the CAAC.

(i) Advertising expenses represent expense reimbursements to Southern Airlines Advertising Company, a subsidiary of the SA Group, for promotional services rendered to the Group.

(j) Sundry aviation supplies represent purchases of other supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of the SA Group. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

(k) Commission expense represents commissions payable to the CAAC's sales offices, other PRC airlines and certain subsidiaries of the SA Group in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

(l) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which the SA Group is entitled to 20% of its profit after tax.

(Expressed in Renminbi)

27 Related party transactions (cont'd)

Notes:

(m) Repairing charges represent fees incurred by the Group in connection with comprehensive maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited, an associated company of the Company.

(n) The Group paid contributions through the SA Group towards certain defined contribution retirement schemes organised by PRC government for the benefit of employees. In addition, the Group paid contributions towards a supplementary defined contribution retirement scheme organised by the SA Group for the benefit of employees (see Note 28).

(o) Post retirement medical and other welfare benefits represent a fixed annual fee payable to the SA Group in return for the SA Group providing medical and other welfare services to the retired employees of the Group (see Note 28).

(p) Housing benefits represent a fixed annual fee payable to the SA Group in respect of the provision of quarters to the eligible employees of the Group (see Note 28).

(q) Charges were paid to the SA Group under certain lease agreements in respect of certain land and buildings in the PRC (see Note 10).

(r) Ground services income represents the attributable share of fees received from other airlines in respect of ground services at Guangzhou Baiyun International Airport provided by the Company together with Baiyun International Airport Group. The Company was entitled to 50% of the service fees for the year ended 31 December, 2001 (2000: 50%).

(s) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the relevant deposit rates published by the People's Bank of China (see Note 20).

(t) Commission income represents commissions receivable from other PRC airlines in connection with air tickets sold by the Group for which the carriage was provided by such airlines. Commission is calculated based on a fixed rate ranging from 3% to 9% on the ticket value.

In addition to the above, certain business undertakings of the SA Group provided transportation, hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

(Expressed in Renminbi)

28 Retirement and housing benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 17% (2000: 13% to 17%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes. In accordance with the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and the SA Group, the Group makes payments of the retirement scheme contributions to the SA Group which undertakes to submit the contributions on behalf of the Group to the scheme administrators in a timely manner.

In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme organised by the SA Group whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the profit and loss account as and when incurred.

The Group is also required to provide retirees with medical benefits, transportation subsidies and other welfare facilities. Pursuant to the Services Agreement, the SA Group undertakes the post-retirement medical and other welfare benefits payments to current and future retirees of the Group for a ten-year period from 1 January, 1997 to 31 December, 2006. In this connection, a fee of RMB16,900,000 (2000: RMB16,900,000) was paid by the Group to the SA Group for the year ended 31 December, 2001. The fee will be revised every three years and the next revision will be made in the year 2003.

Furthermore, pursuant to the Services Agreement, the SA Group agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to the SA Group for a ten-year period effective from 1 January, 1995.

During 2001, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. The excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB110,723,000 was charged to expenses for 2001.

29 Commitments

(a) Capital commitments

As at 31 December, 2001, the Group and the Company had capital commitments as follows:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Commitments in respect of aircraft and related equipment (Note)				
- authorised and contracted for	**12,052,703**	3,161,539	**11,600,308**	3,161,539
Commitments in respect of investments in the Guangzhou new airport				
- authorised and contracted for	**157,250**	38,937	**157,250**	38,937
- authorised but not contracted for	**3,338,984**	3,501,513	**3,338,984**	3,501,513
	3,496,234	3,540,450	**3,496,234**	3,540,450
Other commitments				
- authorised and contracted for	**43,011**	131,255	**38,126**	121,710
- authorised but not contracted for	**475,164**	590,688	**256,151**	296,533
	518,175	721,943	**294,277**	418,243
	16,067,112	7,423,932	**15,390,819**	7,120,232

Note:

At 31 December, 2001, the Group had on order two Boeing 747-400 freighters, twenty Boeing 737-800 aircraft, one Boeing 757-200 aircraft and certain flight equipment, scheduled for deliveries in 2002 to 2005. Deposits of RMB1,812,150,000 have been made towards the purchase of these aircraft and related equipment. At 31 December, 2001, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Year ending 31 December,				
2001	—	1,024,832	—	1,024,832
2002	**5,741,839**	2,136,707	**5,289,444**	2,136,707
2003	**3,192,272**	—	**3,192,272**	—
2004	**2,391,690**	—	**2,391,690**	—
2005	**726,902**	—	**726,902**	—
	12,052,703	3,161,539	**11,600,308**	3,161,539

29 Commitments (cont'd)

As at 31 December, 2001, the Group's and the Company's attributable share of the capital commitments of jointly controlled entity was as follows:

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Authorised and contracted for	**47,820**	—
Authorised but not contracted for	**671,408**	—
	719,228	—

(b) Operating lease commitments

As at 31 December, 2001, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Payments due				
Within one year	**1,573,046**	1,443,673	**1,360,272**	1,242,697
In the second to fifth year, inclusive	**3,773,384**	4,026,992	**3,128,249**	3,480,275
After the fifth year	**289,530**	535,466	**219,774**	386,700
	5,635,960	6,006,131	**4,708,295**	5,109,672

(c) Investing commitments

As at 31 December, 2001, the Company was committed to make a capital contribution of approximately RMB82 million and RMB304 million respectively (2000: RMB261 million and RMB103 million respectively) to jointly controlled entity and associated company.

30 Contingent liabilities

(a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by the SA Group prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

(b) The Group leases from the SA Group certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing the SA Group's rights thereto.

With respect to the facilities in Guangzhou, the SA Group has received written assurance from the CAAC to the effect that the SA Group is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of the SA Group's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or operating results to the extent that its use of one or more of these parcels of land or the related facilities were successfully challenged. The SA Group has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

(Expressed in Renminbi)

31 Fair value of financial instruments and concentration of risk

Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include bank and other loans, accounts payable and obligations under finance leases.

Business risk

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

Interest rate risk

The interest rates and terms of repayment of the Group's bank and other loans, and finance lease obligations are disclosed in Notes 21 and 22, respectively.

Foreign currency risk

The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and a significant portion of its bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

Credit risks

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2001, the balance due from BSP agents amounted to RMB226,135,000 (2000: RMB495,285,000).

Liquidity risk

As at 31 December, 2001, the Group's net current liabilities amounted to approximately RMB3,696 million (2000: RMB1,216 million). For the year ended 31 December, 2001, the Group recorded a net cash inflow from operating activities of approximately RMB2,224 million (2000: RMB2,355 million), a net cash outflow from investing activities and financing activities of approximately RMB3,604 million (2000: RMB2,746 million) and a decrease in cash and cash equivalents of approximately RMB1,380 million (2000: RMB391 million).

With regard to 2002 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due and, on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to the future capital commitments, the Group has obtained firm commitments from several PRC banks to provide loan finance up to an approximate amount of RMB3,275 million and, the Group is in negotiation with several PRC banks to provide additional loan finance up to an approximate amount of RMB4,785 million. The directors of the Company believe that such financing will be available to the Group.

Self insurance risk

The Group maintains a limited amount of property insurance in respect of certain personal and real estate property.

31 Fair value of financial instruments and concentration of risk (cont'd)

Fair value

The carrying amounts and estimated fair value of significant financial assets and liabilities at 31 December, 2001 are set out below:

	2001		2000	
	Carrying amount RMB'000	**Fair value RMB'000**	Carrying amount RMB'000	Fair value RMB'000
The Group				
Cash and cash equivalents	**2,817,863**	**2,817,863**	4,197,455	4,197,455
Bank and other loans, current portion	**2,177,516**	**2,208,056**	783,115	798,060
Bank and other loans, non-current portion	**3,627,594**	**3,752,143**	3,788,698	3,874,296
The Company				
Cash and cash equivalents	**2,137,582**	**2,137,582**	3,153,571	3,153,571
Bank and other loans, current portion	**1,379,277**	**1,399,479**	392,567	404,250
Bank and other loans, non-current portion	**2,111,683**	**2,196,480**	2,092,996	2,155,285

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

(i) *Cash and cash equivalents*

The carrying values approximate fair value because of the short maturities of these instruments.

(ii) *Bank and other loans*

The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

32 Segmental information

Geographic information about the Group's revenue and operating profit are as follows:

	Domestic RMB'000	Hong Kong regional RMB'000	International* RMB'000	Total RMB'000
2001				
Traffic revenue	12,924,892	1,182,492	2,354,148	16,461,532
Other revenue	359,895	58,231	—	418,126
	13,284,787	1,240,723	2,354,148	16,879,658
Operating profit	1,090,154	219,686	90,833	1,400,673
2000				
Traffic revenue	11,458,704	1,197,883	2,049,572	14,706,159
Other revenue	361,524	16,479	94,156	472,159
	11,820,228	1,214,362	2,143,728	15,178,318
Operating profit	899,082	179,640	103,379	1,182,101

* Mainly routes between the PRC and Asian countries, the United States of America, Netherlands and Australia.

The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

33 Reconciliation and supplementary statement of cash flow information

The reconciliation of profit before taxation and minority interests to cash inflows from operations is as follows:

	2001 RMB'000	2000 RMB'000
Profit before taxation and minority interests	**795,256**	931,230
Depreciation and amortisation of fixed assets	**1,802,462**	1,845,279
Other amortisation	**12,512**	18,510
Amortisation of deferred credits	**(18,483)**	(26,160)
Share of associated companies' results	**(53,077)**	(45,949)
Share of jointly controlled entity's results	**4,034**	—
Loss/(gain) on sale of fixed assets	**55,889**	(372,596)
Interest income	**(49,878)**	(90,283)
Interest expense	**933,717**	1,074,236
Unrealised exchange gain, net	**(292,630)**	(312,592)
(Increase)/decrease in inventories	**(2,033)**	41,682
Decrease/(increase) in trade receivables	**232,228**	(26,364)
Decrease in other receivables	**42,938**	8,552
Increase in prepaid expenses and other assets	**(136,600)**	(5,579)
Increase in amounts due to related companies	**98,040**	144,565
Decrease in accounts payable	**(167,599)**	(137,333)
Increase in sales in advance of carriage	**31,036**	17,720
(Decrease)/increase in accrued expenses	**(132,121)**	393,476
Increase in other liabilities	**70,254**	95,371
Decrease in provision for major overhauls	**(40,422)**	(47,333)
Cash inflows from operations	**3,185,523**	3,506,432

34 Ultimate holding company

The directors of the Company consider the ultimate holding company to be the SA Group, a state-owned enterprise established in the PRC.

35 Subsequent events

On 29 January, 2002, the Company entered into a conditional agreement with the SA Group for the acquisition of five Boeing 737-300/37K aircraft and related spare parts and certain special vehicles from Zhongyuan Airlines, a subsidiary of the SA Group, at a consideration of approximately RMB1,097 million. Such consideration is to be satisfied by cash of approximately RMB132 million together with an assumption by the Company of bank debts due from Zhongyuan Airlines of approximately RMB965 million. In addition, the SA Group has agreed to reimburse the Company for rentals totalling approximately RMB150 million paid on wet leases of the above aircraft during the period from 1 July, 2001 to 31 December, 2001. The above acquisition which was approved in a shareholders' meeting held on 26 March, 2002, will become effective upon completion of the relevant legal transfer procedures.

(Expressed in Renminbi)

36 Subsidiaries

The particulars of the Company's principal subsidiaries at 31 December, 2001 are as follows:

Name of company	Place and date of establishment/ operation	Attributable equity interest Direct %	Attributable equity interest Indirect %	Issued/ registered capital#	Principal activities
China Southern Airlines (Group) Hainan Co. (a)	PRC 5 September, 1991	100	—	30,260,000	Airline
China Southern Airlines (Group) Hunan Co. (a)	PRC 16 December, 1993	100	—	39,679,000	Airline
China Southern Airlines (Group) Shenzhen Co. (a)	PRC 14 October, 1993	100	—	108,453,000	Airline
China Southern Airlines (Group) Zhuhai Helicopter Company Limited (a)	PRC 31 August, 1993	100	—	86,696,000	Airline
Guangxi Airlines Company Limited (a)	PRC 28 April, 1994	60	—	170,900,000	Airline
Southern Airlines Group Shantou Airlines Company Limited (a)	PRC 20 July, 1993	60	—	280,000,000	Airline
Zhuhai Airlines Company Limited (a)	PRC 8 May, 1995	60	—	250,160,000	Airline
Xiamen Airlines Company Limited (a)	PRC 11 August, 1984	60	—	568,142,000	Airline
Guizhou Airlines Company Limited (a)	PRC 12 November, 1991	60	—	80,000,000	Airline
Baiyun Xinhua (Guangzhou) Air Cargo Service Co. (b)	PRC 4 January, 1989	70	—	7,380,000	Cargo forwarding
Guangzhou Nanland Air Catering Company Limited (b)	PRC 21 November, 1989	51	—	55,980,000	Air catering
China Southern West Australian Flying College Pty Ltd	Australia 26 January, 1971	65	—	A$100,000	Pilot training services

(Expressed in Renminbi)

36 Subsidiaries (cont'd)

Name of company	Place and date of establishment/ operation	Attributable equity interest Direct %	Indirect %	Issued/ registered capital#	Principal activities
CZ Flamingo Limited	Cayman Islands 8 December, 1993	100	—	US$1,000	Aircraft leasing
CZ Skylark Limited	Cayman Islands 17 November, 1993	100	—	US$1,000	Aircraft leasing
CZ Kapok Limited	Cayman Islands 26 October, 1993	100	—	US$1,000	Aircraft leasing
CSA-I Limited	Cayman Islands 1 September, 1993	100	—	US$1,000	Aircraft leasing
CZ93B Limited	Cayman Islands 11 May, 1993	100	—	US$1,000	Aircraft leasing
CZ97A Limited	Cayman Islands 2 January, 1997	100	—	US$1,000	Aircraft leasing
CXA92A Limited	Cayman Islands 3 August, 1992	—	60	US$1,000	Aircraft leasing
CXA93A Limited	Cayman Islands 1 July, 1993	—	60	US$1,000	Aircraft leasing
CXA95B Limited	Cayman Islands 7 July, 1995	—	60	US$1,000	Aircraft leasing
CXA95C Limited	Cayman Islands 16 October, 1995	—	60	US$1,000	Aircraft leasing
CXA98A Limited	Cayman Islands 20 March, 1998	—	60	US$1,000	Aircraft leasing
Xiamen Aviation Property Development Company (a)	PRC 22 June, 1993	—	60	5,000,000	Property developmetnt
Xiamen Aviation Advertising Company Limited (a)	PRC 17 December, 1992	—	60	620,218	Aviation advertisiing

36 Subsidiaries (cont'd)

Name of company	Place and date of establishment/ operation	Attributable equity interest Direct %	Indirect %	Issued/ registered capital#	Principal activities
Xiamen Aviation Supplies Limited (a)	PRC 30 July, 1997	—	60	8,560,000	Aviation supplies
Xiamen Aviation Development Company Limited (a)	PRC 18 February, 1998	—	54	5,000,000	Hotel management
Bai Lu Finance Limited	Hong Kong 22 February, 1996	—	54	HK$10,000,000	Investment holding
Xiamen Air Holidays Limited	Hong Kong 28 April, 1994	—	54	HK$3,000,000	Travel servicing
Xiamen Macau Holidays Limited	Macau 11 May, 1995	—	27.5	MOP1,000,000	Travel servicing
Shantou Hua Kang Air Catering Company Ltd (a)	PRC 22 June, 1994	—	42	10,000,000	Air catering

\# Expressed in RMB, unless otherwise stated

(a) These subsidiaries are PRC limited companies.

(b) These subsidiaries are Sino-foreign equity joint venture companies.

cipal
ities
pplies
ment
lding
vicing
vicing
ering

37 Associated companies and jointly controlled entity

The particulars of the Group's principal associated companies and jointly controlled entity as at 31 December, 2001 are as follows:

Name of company	Place and date of establishment/ operation	Attributable equity interest Direct %	Indirect %	Issued/ registered capital#	Principal activities
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC 28 October, 1989	50	—	US$27,500,000	Provision of aircraft repair and maintenance services
Southern Airlines Group Finance Company Limited	PRC 28 June, 1995	30	16.86	424,330,000	Provision of financial services
Hainan Phoenix Information System Limited	PRC 12 March, 1994	45	—	US$15,360,000	Provision of ticket reservation system services
Hong Kong Business Aviation Centre Company Limited	Hong Kong 7 January, 1998	20	—	HK$1,000,000	Provision of private flight logistic services
MTU Maintenance Zhuhai Co. Ltd.*	PRC 6 April, 2001	50	—	US$43,100,000	Provision of engine repair and maintenance services

\# Expressed in RMB, unless otherwise stated

* This is a jointly controlled entity

38 Comparative figures

Certain traffic revenue previously included in international segment has been reclassified to domestic segment and Hong Kong regional segment to better reflect the locality of such revenue.

SUPPLEMENTARY INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

(Expressed in Renminbi)

Effects on the consolidated profit attributable to shareholders and shareholders' equity of significant differences between International Accounting Standards ("IAS") and accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarised below.

	Note	2001 RMB'000	2000 RMB'000
Consolidated profit attributable to shareholders under IAS		**340,225**	501,771
U.S. GAAP adjustments:			
Sale and leaseback accounting	(a)	**54,254**	(281,101)
Capitalised interest	(b)	**18,000**	(11,300)
Reversal of additional depreciation arising from the revaluation of fixed assets	(c)	**65,000**	68,000
Deferred tax effects		**(50,369)**	66,440
Consolidated profit attributable to shareholders under U.S. GAAP		**427,110**	343,810
Basic earnings per share under U.S. GAAP		**RMB0.13**	RMB0.10
Basic earnings per ADS under U.S. GAAP*		**RMB6.33**	RMB5.09

* Basic earnings per American Depositary Share ("ADS") is calculated on the basis that one ADS is equivalent to 50 H shares.

	Note	2001 RMB'000	2000 RMB'000
Shareholders' equity under IAS		**9,221,663**	8,881,438
U.S. GAAP adjustments:			
Sale and leaseback accounting	(a)	**(486,325)**	(540,579)
Capitalised interest	(b)	**412,494**	394,494
Revaluation of fixed assets, net of depreciation	(c)	**(253,348)**	(318,348)
Deferred tax asset adjustment on revaluation of fixed assets		**80,888**	115,993
Deferred tax effects		**22,933**	38,197
Shareholders' equity under U.S. GAAP		**8,998,305**	8,571,195

Notes:

(a) Sale and leaseback accounting

Under IAS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the period for which the assets are expected to be used. Under U.S. GAAP, all such gains are deferred and amortised over the term of the lease.

(Expressed in Renminbi)

(b) Capitalised interest

Under IAS, the Group capitalises interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.

Under U.S. GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(c) Revaluation of fixed assets

In connection with the Reorganisation, the fixed assets of the Group were revalued as of 31 December, 1996. Such revaluation resulted in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, while an exceptional charge to profit and loss account was recorded with respect to the reduction in carrying amount of certain fixed assets below their historical cost bases. In addition, the revalued fixed asset amounts serve as the tax bases of fixed assets for years beginning in 1997. Accordingly, the fixed asset revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as at 31 December, 1996. Such tax asset was offset against the revaluation surplus.

As a result of the above fixed assets revaluation, additional depreciation charges were recorded in the five years ended 31 December, 2001.

Under U.S. GAAP, fixed assets are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group's fixed assets whose carrying amount was reduced in connection with the Reorganisation, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the exceptional charge recorded under IAS in 1996 and the additional depreciation charges recorded in the five years ended 31 December, 2001 as a result of the Reorganisation are reversed for U.S. GAAP purposes.

However, as a result of the tax deductibility of the net revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under U.S. GAAP with a corresponding increase in shareholders' equity as at 31 December, 1996. Such deferred tax asset will be reversed upon depreciation of the net revaluation surplus included in the fixed assets beginning in 1997.

(d) New accounting pronouncements

SFAS No. 141 and 142

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets be amortised to their estimated residual values over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and subsequently, SFAS No. 144 after its adoption. Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with such statement until its life is determined to no longer be indefinite.

(Expressed in Renminbi)

The Group adopted the provisions of SFAS No. 141 as of 1 July, 2001, and SFAS No. 142 is effective 1 January, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June, 2001, but before SFAS No. 142 is adopted in full, are not amortised. Goodwill and intangible assets acquired in business combinations completed before 1 July, 2001 continued to be amortised and tested for impairment prior to the full adoption of SFAS No. 142.

SFAS No. 141 will require the Group to evaluate its existing intangible assets and goodwill, if any, and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, the Group will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortisation period adjustments.

In connection with the transitional impairment evaluation, SFAS No. 142 will require the Group to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Group believes the adoption of these statements is not expected to have a material impact on its financial statements.

SFAS No. 143

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on 1 January, 2003. The Group has not determined the potential effects on its financial statements upon adoption of this statement.

SFAS No. 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognising and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the profit and loss account but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 141 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

The Group is required to adopt SFAS No. 144 no later than the fiscal year beginning after 15 December, 2001. The Group does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on its financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of such statement for assets held for sale or other disposals generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, the Group cannot determine the potential effects that adoption of SFAS No. 144 will have on its financial statements.

SFAS No. 133

In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after 15 June, 2000, as deferred by SFAS No. 137. Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133, as amended by SFAS No. 138, standardises the accounting for derivative instrument by requiring that an entity recognise those items as assets or liabilities in the balance sheet and measure at fair value. The adoption of SFAS No. 133 on 1 January, 2001 did not have a material impact on the Group's financial statements. The Group did not hold nor enter into any significant derivative contracts during or at the end of the periods presented.

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under IAS.

Consolidated Profit and Loss Account Data

(in million, except per share data)

	Year ended 31 December,				
	2001	2000	1999	1998	1997
	RMB	RMB	RMB	RMB	RMB
Operating revenue	**16,880**	15,178	13,300	11,849	12,821
Operating expenses	**(15,479)**	(13,996)	(11,450)	(11,259)	(10,479)
Operating profit	**1,401**	1,182	1,850	590	2,342
Share of associated companies' results	**53**	46	36	(2)	68
Share of jointly controlled entity's results	**(4)**	—	—	—	—
Gain on sale of long term investments	**—**	—	17	—	—
(Loss)/gain on sale of fixed assets	**(56)**	373	(19)	183	37
Interest income	**50**	90	107	226	239
Interest expense	**(934)**	(1,074)	(1,192)	(1,197)	(1,194)
Exchange gain/(loss), net	**297**	319	(427)	(366)	326
Other, net	**(11)**	(5)	(4)	(21)	115
Profit/(loss) before taxation and minority interests	**796**	931	368	(587)	1,933
Taxation	**(321)**	(339)	(128)	178	(538)
Minority interests	**(135)**	(90)	(158)	(106)	(264)
Profit/(loss) attributable to shareholders (Note 1)	**340**	502	82	(515)	1,131
Basic earnings/(loss) per share (Note 2)	**0.10**	0.15	0.02	(0.15)	0.42

Notes:

1. During 1999, the Group changed its IAS accounting policy in respect of the recognition of aircraft overhaul expense. Such change was reflected in the consolidated financial statements on a retrospective basis with restatement of the relevant balances for the relevant prior periods.

   The restatement resulted in a decrease in profit attributable to shareholders for 1997 of RMB11 million; a decrease in loss attributable to shareholders for 1998 of RMB29 million; and an increase in profit attributable to shareholders for 1999 of RMB22 million.

2. Basic earnings/(loss) per share for the five years ended 31 December, 1997, 1998, 1999, 2000 and 2001 are computed by dividing profit/(loss) attributable to shareholders for the respective years by the weighted average number of shares in issue of 2,687,111,436 shares during 1997 and 3,374,178,000 shares during 1998 to 2001.

Consolidated Balance Sheet Data

(in million)

	As of 31 December,				
	2001	2000	1999	1998	1997
	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	**2,818**	4,197	4,588	4,104	6,458
Other current assets	**1,560**	1,692	1,715	2,080	1,718
Fixed assets	**22,710**	23,645	24,501	23,200	21,023
Total assets	**30,653**	30,924	32,558	32,083	32,543
Bank and other loans, current portion	**2,178**	783	613	667	984
Obligations under finance leases, current portion	**1,452**	1,776	2,000	1,120	1,376
Bank and other loans, non-current portion	**3,628**	3,789	4,424	5,033	4,903
Obligations under finance leases, non-current portion	**7,692**	9,416	11,491	11,845	11,428
Shareholders' equity	**9,222**	8,881	8,380	8,297	8,812

Board of Directors

Yan Zhi Qing is the Chairman of the Board of Directors. He became an employee of the Company in February 1996. Administrative positions which Mr. Yan has held include Director of Flight Operations of the Hunan Provincial Civil Aviation Administration, Director of the Guangxi Provincial Civil Aviation Administration, Director of the Central and Southern China Civil Aviation Administration, Director of the Political Department of the CAAC and Party Secretary and Managing Vice President of the SA Group. Mr. Yan is currently the President and Party Secretary of the SA Group. Mr. Yan graduated from the School of Aviation Administration and Flight Control in 1962.

Wang Chang Shun is the Vice Chairman of the Board of Directors and the President of the Company. He began his career in civil aviation in February 1976, mainly involved in air traffic control. He has held positions such as Director of the Flight Operations Office of the Urumqi Civil Aviation Administration, Director of the Flight Meteorology and Flight Safety Monitoring Division, Party Secretary and Deputy General Manager of Xinjiang Airlines Company, and Party Secretary of Urumqi Civil Aviation Administration. Mr. Wang graduated from the Post-graduate Business Management School of the Chinese Academy of Social Sciences and is qualified as a Senior Expert of Political Science.

Li Feng Hua is a Director and a Vice President of the Company. He joined the SA Group in January 1991 and became an employee of the Company upon its establishment in March 1995. He has held positions as Chief Captain of the Twenty-sixth Squadron, and the General Manager of the Hubei office of the SA Group. Currently, Mr. Li is also the Party Secretary of the Company, the Chairman of Guizhou Airlines and Guangzhou Nanland Air Catering Company Limited. Mr. Li graduated from the Department of Advanced Flying under the CAAC Aviation College in 1971 and holds a First Class Pilot Certificate. Mr. Li was awarded by the CAAC a Silver Medal for flight safety. Mr. Li has flown more than 11,000 hours.

Wang Shao Xi is a Director of the Company. He joined the SA Group in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wang has held various technical and administrative positions, including Captain of the Sixth Squadron of the Guangzhou Civil Aviation Administration and the chief of airport management. Mr. Wang is also Deputy Party Secretary of the SA Group and Chairman of Zhuhai Airlines Company Limited. Mr. Wang graduated from the Air Force No. 14 Aviation School in 1960.

Zhang Rui Ai is a Director of the Company. He joined the SA Group in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr Zhang has held various transportation-related positions in the air-transportation departments of Guangzhou Civil Aviation Administration and served as Manager of the Operation Department. Mr. Zhang graduated from the Transportation Department of the CAAC Aviation College in 1961 and holds a Senior Economist Certificate. Mr. Zhang is also the Vice President of the SA Group and the Chairman of the Southern Airlines Group Shantou Airlines Company Limited, Baiyun Xinhua Cargo Transportation Company and several subsidiaries of the SA Group, including Southern International Air Travel Company, Southern Airlines (Group) Economic Development Company and Nan Lung Travel & Express (Hong Kong) Limited.

Zhou Yong Jin is a Director of the Company. He joined the SA Group in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Zhou served as a Director of the Propaganda Department of the SA Group, Party Secretary of the Transportation Department (Guangzhou) of the Company, and Party Secretary of the Company's Shenzhen branch. He is currently Chairman of the Labour Union of the Company and a Director of the Company.

Xu Jie Bo is a Director and the Chief Financial Officer of the Company. He joined the Company in July 1998. Mr. Xu graduated from the Management Department of Tianjin University and then served the Financial Department of Guangzhou Civil Aviation Administration. He was a supervisor of the Financial Management Office for Infrastructure Projects and from December 1992, he was a Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998 he became General Manager of the Financial Department of the Company. He is a Director and the Chief Financial Officer of the Company. In addition, he is also a Director of Southern Airlines Group Shantou Airlines Company Limited and Guangxi Airlines Company Limited.

Wu Rong Nan is a Director of the Company. He joined the SA Group in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986.

Simon To is an Independent Non-Executive Director of the Company. He is currently a Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980's and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from the Stanford University with a degree of Master of Business Administration.

Peter Lok is an Independent Non-Executive Director of the Company. He is a veteran in the civil aviation industry. He joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai's Pudong Airport, Committee for China's Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also an independent director of several listed airline companies.

Wei Ming Hai is an Independent Non-Executive Director of the Company. He is a Professor and Dean of the School of Management of Zhongshan University. Professor Wei worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou , Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers.

Supervisory Committee

As required by the Company Law and the Articles of Association, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board of Directors, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of three Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and one Supervisor is a representative of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms. All three Supervisors were appointed on 27 January, 1995 at the first shareholders' meeting of the Company and re-appointed in the 1997 annual general meeting held on 15 June, 1998.

Liang Hua Fu is the Chairman of the Supervisory Committee of the Company. Mr. Liang held numerous positions in the Guangzhou Civil Aviation Administration, including Chief of the Navigation Division, Party Secretary of the Transportation Department, Secretary of the Disciplinary Department and Director of Administration and Supervision. Mr. Liang attended Tianjin Aviation School and Guangzhou Political Science College.

Gan Yu Hua is a Supervisor of the Company. Mr. Gan held various positions in the Chinese commercial aviation industry, including Deputy Director of the Finance Department, Deputy Chief Accountant and Director of the Audit Department of the Guangzhou Civil Aviation Administration. He holds a Senior Account Certificate and is a member of the International Auditors Association. Mr. Gan graduated from Shanghai Li Xin Accounting College in 1948.

Li Qi Hong is a Supervisor of the Company and the Representative of the Labour Union of the Company. Mr. Li graduated from the CAAC Aviation College in 1968, and held various administrative positions in the commercial aviation industry in China.

Senior Administrative Officers

Jiang Ping is a Vice President of the Company. He graduated from the CAAC Aviation Collage. During the period from 1988 to 1991, Mr Jiang was the Director of Flying Safety and Technology Department of Air China. During the period from 1995 to 2000, he was the Director of the Flight Brigade of the Flight Technology Training Department of Air China. Mr Jiang has been holding the position as a Vice President of the Company since 2000.

Li Kun is a Vice President of the Company. He graduated from the CAAC Management Institute specializing in Air Transport Management. Mr Li was the General Manager of the Thailand Office, China Southern Airlines from 1993 to 1995. He became the General Manager of Transportation Department of the Company from 1998 to 2000. Mr Li has been holding the position as a Vice President of the Company and the General Manager of the Passenger Service Department since 2000.

Yuan Xin An is a Vice President of the Company. He graduated from the Air Engineering College. Mr. Yuan has over 25 years of experience in the Chinese aviation industry. He has been the Manager of Quality Assurance and Deputy Controller of Quality Control of Guangzhou Aircraft Maintenance Engineering Company Limited, Deputy General Manager of the Aircraft Engineering Department of the Company, and Vice President of Guangzhou Aircraft Maintenance Engineering Company Limited. Mr. Yuan has become the Chief Engineer of the Company since 2000, and he has been appointed as a Vice President of the Company from April 2002.

Zheng En Ren is a Vice President of the Company. He graduated from the CAAC Advanced Flying College and possesses the qualification as a First Class Pilot. Mr. Zheng has over 40 years of experience in the Chinese aviation industry. He served as the Captain of the Sixth Squadron of the Civil Aviation Administration, Chairman of the Labour Union and Deputy Chief Captain. During the period from 1996 to 1999, he held the position as President of Southern Airlines (Group) Shantou Airlines Company Limited. Mr. Zheng was an Assistant to the President of the Company from 1999 to April 2002. He has been appointed as a Vice President of the Company from April, 2002.

Yang Guang Hua is currently a Vice President of the Company. Mr. Yang has almost 30 years of experience in the Chinese aviation industry. From 1990 to 1992, Mr. Yang was the Director of Safety of the Hunan Civil Aviation Administration. From 1992 to 1998, he held the position as Vice President of China Southern Airlines (Group) Hunan Co.. Mr. Yang was the President of the Southern Airlines (Group) Zhuhai Helicopters Company Limited from 1998 to 1999. He then served as the President of Southern Airlines Henan branch from 1999 to April 2002. Mr. Yang has been appointed as a Vice President of the Company since April 2002.

Su Liang is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specializing in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. From 2000 to date, Mr. Su is the Company Secretary.

Hao Jian Hua is currently the Chief Pilot of the Company. He completed his piloting at the CAAC Advanced Flying College. Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration during the period from 1989 to 1994. He then became a Deputy General Manager, from 1994 to 1998, and the General Manager, from 1998 to 1999, of the Flying Aviation Department of the Company. He has been the Chief Pilot of the Company from 1999.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day


中国南方航空
CHINA SOUTHERN
“不分晝夜，全力以赴為您服務”
二
一 年 年 度 報 告

目錄

公司簡介

中國南方航空股份有限公司(「本公司」)及其附屬公司(合稱「本集團」)是中華人民共和國(「中國」)最大的航空公司之一。二零零一年，以旅客運輸量、每週定期航班數量、飛行小時、航線數目以及機隊規模計算，本集團繼續在國內航空公司中排名第一。

截至二零零一年年底，本集團經營的航線達385條，其中國內航線320條，國際航線43條及香港地區航線22條。本集團的國內航線網絡比任何其他國內航空公司均更為廣泛。二零零一年，本集團平均每週4,001起降架次，通航城市88個，其中包括北京、上海、天津、廣州、深圳、武漢、長沙、鄭州、廈門、西安及成都等66個國內城市。這些城市大部分位於中國商業中心或經濟較發達地區。本集團的總部位於廣州。廣州是中國的門戶城市之一，位於經濟迅速發展的珠江三角洲地區，是華南的交通樞紐中心。

除廣州外，本集團擁有鄭州、武漢、長沙、深圳、海口、珠海、廈門、桂林、汕頭、貴陽10個地區航線基地。絕大部分的地區航線基地均為省會城市或主要商業中心。

本集團通過本公司之附屬公司廈門航空有限公司(「廈門航空」)、南航(集團)汕頭航空有限公司、廣西航空有限公司、珠海航空有限公司以及貴州航空有限公司(統稱「附屬航空公司」)經營部分航空運輸業務。本公司在每一個附屬航空公司中擁有60%的權益。

於二零零一年十二月三十一日，本集團經營的機隊共有111架飛機，其中主要包括波音737-200、737-300、737-500、737-700、747-400、757-200、777-200以及空中客車320-200等型號的飛機，其中絕大部分是通過融資性及經營性租賃持有。本集團機隊於二零零一年年底的平均機齡為7.48年。

董事

執行董事
顏志卿（*董事長*）
王昌順（*副董事長，總經理*）
李豐華（*董事，副總經理*）
王紹熙（*董事*）
張瑞霖（*董事*）
周用金（*董事*）
徐杰波（*董事，財務總監*）
吳榮南（*董事*）

獨立非執行董事
杜志強
樂鞏南
魏明海

監事

梁華福（*監事會主席*）
干玉華（*監事*）
李其宏（*監事*）

董事會秘書

蘇亮

授權代表

徐杰波
蘇亮

主要往來銀行

中國工商銀行
中國銀行
中國建設銀行

法律顧問

美邁斯律師事務所
正平天成律師事務所

股份過戶登記處

香港證券登記有限公司
香港
德輔道中199號
維德廣場
2樓

The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

公司總部

中國廣州
白雲國際機場
網址：www.cs-air.com

香港註冊辦事處

香港
金鐘道95號
統一中心
9樓B1室

國際核數師

畢馬威會計師事務所
執業會計師
香港
中環太子大廈
8樓

財務摘要

總收入

2001年
人民幣百萬元


香港地區客運收入
1,128 (6.7%)
國際客運收入
1,860 (11.0%)
貨運及郵運
1,406 (8.3%)
其他收入
418 (2.5%)
國內客運收入
12,068 (71.5%)

客載運力（可用座位公里）

2001年
百萬


香港地區
1,690 (4.2%)
國際
6,981 (17.4%)
國內
31,393 (78.4%)

客運量（收費客公里）

2001年
百萬


香港地區
1,060 (4.2%)
國際
4,550 (18.2%)
國內
19,447 (77.6%)

本公司之董事會謹宣佈本集團截至二零零一年十二月三十一日止年度按國際會計準則編製的合併業績，以及二零零零年同期的比較數字。下列的合併業績應與本年度報告所載的合併財務報表及國際核數師報告書一併審閱：

合併損益表

	截至十二月三十一日止年度				二零零一年比二零零零年增長／(減少)
	二零零一年 人民幣千元	二零零零年 人民幣千元	二零零一年 港元千元	二零零一年 美元千元	%
運輸收入：					
客運收入	**15,055,496**	13,254,714	**14,195,263**	**1,819,044**	13.6
貨郵收入	**1,406,036**	1,451,445	**1,325,699**	**169,881**	(3.1)
	16,461,532	14,706,159	**15,520,962**	**1,988,925**	11.9
其他收入	**418,126**	472,159	**394,235**	**50,519**	(11.4)
經營收入總額	**16,879,658**	15,178,318	**15,915,197**	**2,039,444**	11.2
營運開支：					
航班營運	**6,905,628**	6,109,021	**6,511,058**	**834,356**	13.0
維修	**2,014,579**	1,758,581	**1,899,471**	**243,407**	14.6
飛機及運輸服務	**2,297,521**	2,069,114	**2,166,246**	**277,592**	11.0
宣傳及銷售	**1,540,780**	1,377,682	**1,452,744**	**186,161**	11.8
行政及管理	**892,233**	809,225	**841,253**	**107,802**	10.3
折舊及攤銷	**1,814,974**	1,863,789	**1,711,271**	**219,290**	(2.6)
其他	**13,270**	8,805	**12,512**	**1,603**	50.7
營運開支總額	**15,478,985**	13,996,217	**14,594,555**	**1,870,211**	10.6
經營利潤	**1,400,673**	1,182,101	**1,320,642**	**169,233**	18.5

合併損益表（續）

	截至十二月三十一日止年度				二零零一年比二零零零年增長／(減少)
	二零零一年 人民幣千元	二零零零年 人民幣千元	二零零一年 港元千元	二零零一年 美元千元	%
非經營收入／(開支)：					
應佔聯營公司之業績	**53,077**	45,949	**50,044**	**6,413**	15.5
應佔合營公司之業績	**(4,034)**	—	**(3,804)**	**(487)**	—
出售固定資產之(損失)／利潤	**(55,889)**	372,596	**(52,696)**	**(6,753)**	(115.0)
利息收入	**49,878**	90,283	**47,028**	**6,026**	(44.8)
利息支出	**(933,717)**	(1,074,236)	**(880,367)**	**(112,814)**	(13.1)
匯兌收益淨額	**296,777**	318,502	**279,820**	**35,857**	(6.8)
其他，淨額	**(11,509)**	(3,965)	**(10,850)**	**(1,390)**	190.3
非經營開支淨額	**(605,417)**	(250,871)	**(570,825)**	**(73,148)**	141.3
除稅及少數股東權益前利潤	**795,256**	931,230	**749,817**	**96,085**	(14.6)
稅項	**(320,519)**	(338,907)	**(302,205)**	**(38,726)**	(5.4)
除少數股東權益前利潤	**474,737**	592,323	**447,612**	**57,359**	(19.9)
少數股東權益	**(134,512)**	(90,552)	**(126,827)**	**(16,252)**	48.5
股東應佔利潤	**340,225**	501,771	**320,785**	**41,107**	(32.2)
每股基本盈利(元／股)	**人民幣0.10元**	人民幣0.15元	**港元0.10**	**美元0.012**	(32.2)

註釋： 以上的合併損益表以中國法定貨幣人民幣為計算單位。為方便讀者對照，表中以人民幣表示的金額已按中國人民銀行於二零零一年十二月三十一日營業時間結束時公佈的買入價和賣出價的中間價，1港元兌人民幣1.0606元和1美元兌人民幣8.2766元分別折算為港元和美元。但這並不表明人民幣金額可以按二零零一年十二月三十一日或其他日期的兌換率兌換成港元或美元。

客運量（收費客公里）

百萬



30,000
25,000
20,000
15,000
10,000
5,000
0
21,653
25,057
2000
2001

客載運力（可用座位公里）

百萬



45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35,831
40,064
2000
2001

成本（每可用座位公里之營運成本）

人民幣



0.45
0.35
0.25
0.15
0.05
0.00
0.39
0.39
2000
2001


董事長致辭
在民航企業聯合重組中積極尋求發展機會，以增強本集團之規模效益。

致列位股東：

本人謹向各位股東報告本集團二零零一年度財務及營運業績。年內，在全球經濟發展明顯放緩的環境下，航空運輸市場也受到了衝擊，本集團在應對源於國內及國際航空市場供求關係引起的激烈競爭的同時，利用政府帶動內需政策增加經濟持續增長的機遇，本集團經營最終得以贏利。二零零一年的客運收入由二零零零年的人民幣132.55億元增加13.6%至人民幣150.56億元；二零零一年度之股東應佔淨利潤錄得盈利人民幣3.40億元。



顏志卿
董事長

在二零零一年，中國航空運輸業根據中國民航總局的政策指引，積極推進行業間的聯合重組。本公司之控股母公司——南方航空（集團）公司（「南航集團」）與中國北方航空公司及新疆航空公司的聯合重組計劃已於二零零二年一月獲得中國政府批准，本集團將積極配合南航集團的聯合重組計劃，繼續在聯合重組中尋找發展機會，以提高本集團的規模經營優勢。

在二零零一年六月，南航集團與國家郵政局就郵件運輸、代收機票、貨運代理及投送業務，以及貨運等方面展開合作並簽定協議，借助此協議，本集團計劃分享國家郵政業務的資源，將有助於提高本集團的飛機載運率，增加客貨銷售窗口。

在今年裏，由於本集團管理層採取了積極的手段調控運力，及時平衡各航線需求，使本集團的飛機日利用率提高了4.6%至平均每天9.1小時。在飛機數量沒有明顯增加的情況下，載運能力得以適當提升，保證了運輸收入的增長。同時，每可用噸公里單位營運成本下降0.7%，在承受高油價壓力的連續兩年內實現單位成本的持平及負增長，體現了本集團提升管理水平，實現成本預算控制的目標。但是，受到美國九一一恐怖襲擊事件的影響，本集團保險費用在該年度需要額外支出人民幣2,491萬元。

飛行安全是本集團正常營運的基礎，二零零一年本集團飛行小時和起落架次繼續居中國民航各航空公司之首，並實現新世紀的第一個安全年，第二次獲得中國民航航空安全最高獎—金鵬杯。二零零一年七月，本公司成功完成北極航路試飛，成為亞洲第一家以雙發飛機試飛北極航路的航空公司。該次試飛成功，為本集團日後北美市場的開拓奠定了適航技術基礎，提高了本集團在國際航線網絡的拓展能力。



本集團堅持管理創新、服務創新的經營理念。於二零零一年，在繼續完善各項計算機信息管理系統的基礎上，實行資源共享，提高管理效率，實現了航班訂座系統、機務維修系統、財務管理系統、收益管理系統及常客管理系統的聯網。而且連續推出了幾項服務品牌，提升服務檔次。針對今年在韓日舉行的世界盃足球賽，本公司相應增加了往返南韓及日本的航班，以滿足旅客需求和適應市場需要。同時，為適應國際貨運市場的需求，本公司與韓亞、長榮、印度及南美TAMPA等多家貨運公司簽訂SPA聯運協議，為出口貨物中轉提供足夠的便利條件。二零零二年下半年，本集團將引進兩架波音747-400全新貨機，以適應中國加入世界貿易組織，國際貿易增長所帶動的航空物流量增加的需要，並將為本公司提供商機。

日前，本公司董事會已向股東大會提請審議批准本公司在國內發行A股，擬通過在資本市場融資，降低經營風險，提高整體產品競爭力，以應對全球經濟一體化帶來的挑戰。

在此，本人謹代表董事會對一直以來辛勤工作的公司管理層和全體員工，以及關心支持本集團發展的全體股東表示由衷的感謝。

顏志卿

董事長

中國•廣州

二零零二年四月十二日




BOEING 777

管理層
財務狀況
業績
討論與分



王昌順
副董事長兼總經理

下文的討論和分析應與本年度報告其他地方所載本集團的合併財務報表一起審閱。本集團是按照在中國通用的會計準則(「中國會計準則」)入賬，並分別按照中國會計準則和國際會計準則編製其財務報表。本年度報告在其他地方所載的財務報表已經是按照國際會計準則編製的。國際會計準則在某些重要環節與美國公認會計準則有所分別。與本集團有關的國際會計準則與美國公認會計準則之間的重大差別的討論，見本年度報表第84頁至86頁中對北美股東的補充資料。

概論

年內，中國及其他亞洲地區的經濟持續改善、帶動區內航空需求增加，其影響已反映於本集團客座率的增長中。中國政府為了增加國內航空業的效率及競爭力，繼續推行措施維持經濟增長動力，並透過聯合重組規範航空業。由於本集團經營的東南亞航線及國際航線需求增加，國際航線的客座率因而有所上升。

本集團通過附屬航空公司經營部分的航空業務。各附屬航空公司的經營業績已計入合併財務報表所示各年的數字中。附屬航空公司之經營收入絕大部分來自客運業務，在二零零零年及二零零一年其收入均佔本集團總經營收入之29.7%，其載客人次分別佔本集團載客總人次之35.0%及34.2%。廈門航空是最大的附屬航空公司，其經營收入在二零零零年及二零零一年分別為人民幣27.37億元及人民幣31.85億元，分別佔本集團在該等年度之總經營收入之18.0%及18.9%。

本集團之經營收入主要視乎總體的客運和貨運量，而總體客運及貨運量則受諸多項因素的影響，包括運輸流量的季節性變化、本集團航班能否獲得合適的航班時刻及替代航線、與其他航空公司及其他交通工具之間的競爭，以及其他影響客運服務需求及貨運及郵運量之因素，尤以本集團的經營收入於第二季及第三季通常高於第一季及第四季。

管理層對財務狀況及業績的討論與分析 (續)

一如大部分的航空公司，本集團承擔頗高之財務及營運槓桿比率。本集團大部分之營運開支為固定成本，該等成本並不會跟隨本集團之載運率或載客人次而按比例變動。該等固定成本包括折舊費用、航空油料成本、起降及導航費用、財務費用及經營性租賃租金、飛機維修成本，以及機組人員、乘務員及地面服務人員之工資。因此，本集團收益率或載運率的輕微變動會對本集團的經營業績帶來重大的影響。此外，若干營運開支，主要是財務費用及經營性租賃租金、工資、飛機及飛行設備的折舊和攤銷並不會因為航班次數而變動。所以，本集團的經營業績可能由於飛機日利用率的輕微變動而受到重大的影響。本集團目前及將來繼續承擔高資本負債比率，及以外幣為單位的龐大負債，因此經營業績將由於滙率(尤其是美元及日元滙率)的波動而受到嚴重影響。本集團在二零零零年及二零零一年分別錄得人民幣3.19億元及人民幣2.97億元的滙兑收益。此等金額主要為在二零零零年及二零零一年年底換算外幣借款所產生之未實現外滙差異。

其他一些外部因素，包括中國的政治及經濟狀況，會對本集團之表現有重大影響。本集團之財務狀況亦會受到在一個受監管行業內經營所產生之因素影響。本集團的航空業務幾乎全部受中國民航總局的管制。中國民航總局對於國內機票價格，航空油料價格，起降費及導航費用各方面所制定的政策，均直接影響到本集團的經營收入及開支。中國航空公司競爭的性質和程度以及擴展業務的能力，亦受到中國民航總局控制航線分配的影響。任何中國民航總局管制政策的改變及實施都很可能對本集團未來的業務及其執行業務策略之能力產生重大的影響。



按地區分析的某些財務和營運數據

下表列出截至二零零零年及二零零一年十二月三十一日止年度按地區分析的某些財務和營運數據：

	截至十二月三十一日止年度		二零零一年比二零零零年增長／(減少)%
	二零零一年	二零零零年	
空運量			
收費客公里(RPK)(百萬)			
國內	**19,447**	16,974	**14.6**
香港地區	**1,060**	1,074	**(1.3)**
國際	**4,550**	3,605	**26.2**
合計	**25,057**	21,653	**15.7**
收費噸公里(RTK)(百萬)			
國內	**2,217**	1,941	**14.2**
香港地區	**105**	107	**(1.9)**
國際	**712**	565	**26.0**
合計	**3,034**	2,613	**16.1**
載客人次(千)			
國內	**16,499**	14,450	**14.2**
香港地區	**1,409**	1,444	**(2.4)**
國際	**1,213**	957	**26.8**
合計	**19,121**	16,851	**13.5**
貨運及郵運量(千噸)			
國內	**348**	308	**13.0**
香港地區	**14**	15	**(6.7)**
國際	**36**	30	**20.0**
合計	**398**	353	**12.7**
載運力			
可用座位公里(ASK)(百萬)			
國內	**31,393**	28,345	**10.8**
香港地區	**1,690**	1,744	**(3.1)**
國際	**6,981**	5,742	**21.6**
合計	**40,064**	35,831	**11.8**
可用噸公里(ATK)(百萬)			
國內	**3,622**	3,322	**9.0**
香港地區	**185**	198	**(6.6)**
國際	**1,317**	1,087	**21.2**
合計	**5,124**	4,607	**11.2**

	截至十二月三十一日止年度		二零零一年比二零零零年增長／(減少)%
	二零零一年	二零零零年	
載運率			
客座率(RPK/ASK)(%)			
國內	**61.9**	59.9	**3.3**
香港地區	**62.7**	61.6	**1.8**
國際	**65.2**	62.8	**3.8**
合計	**62.5**	60.4	**3.5**
總體載運率(RTK/ATK)(%)			
國內	**61.2**	58.4	**4.8**
香港地區	**56.8**	54.0	**5.2**
國際	**54.1**	52.0	**4.0**
合計	**59.2**	56.7	**4.4**
收益			
每收費客公里收益(人民幣)			
國內	**0.62**	0.62	**—**
香港地區	**1.06**	1.06	**—**
國際	**0.41**	0.43	**(4.7)**
合計	**0.60**	0.61	**(1.6)**
每收費噸公里收益(人民幣)			
國內	**5.83**	5.90	**(1.2)**
香港地區	**11.26**	11.19	**0.6**
國際	**3.31**	3.63	**(8.8)**
合計	**5.43**	5.63	**(3.6)**
機隊			
年終服務中飛機總數			
波音	**91**	89	**2.2**
空中客車	**20**	20	**—**
合計	**111**	109	**1.8**
總體飛機日利用率(小時／日)			
波音	**9.2**	8.8	**4.5**
空中客車	**8.9**	8.2	**8.5**
合計	**9.1**	8.7	**4.6**
成本			
每可用座位公里之營運成本(人民幣)	**0.39**	0.39	**—**
每可用噸公里之營運成本(人民幣)	**3.02**	3.04	**(0.7)**

二零零一年與二零零零年比較

本集團於二零零一年錄得淨利潤人民幣3.40億元，而二零零零年的淨利潤則為人民幣5.02億元。本集團的經營收入由二零零零年的人民幣151.78億元增加人民幣17.02億元或11.2%至二零零一年的人民幣168.80億元。客座率由二零零零年的60.4%上升2.1個百分點至二零零一年的62.5%。客運收益(以收費客公里之客運收入計算)由二零零零年的人民幣0.61元減少1.6%至二零零一年的人民幣0.60元。平均收益(以收費噸公里之運輸收入計算)由二零零零年的人民幣5.63元減少3.6%至二零零一年的人民幣5.43元。營運開支則由二零零零年的人民幣139.96億元增加人民幣14.83億元至二零零一年的人民幣154.79億元，增幅為10.6%。其中約人民幣2.43億元營運開支的增加是由於飛機維修開支上漲，其餘約人民幣12.40億元則主要來自營運規模的擴充。由於經營收入增加大於營運開支增加，經營利潤由二零零零年的人民幣11.82億元增加18.5%至二零零一年的人民幣14.01億元。本集團的非經營開支淨額增加141.3%，由二零零零年的人民幣2.51億元增加至二零零一年的人民幣6.05億元，主要由於以出售及售後租回交易方式出售飛機的利潤減少人民幣3.18億元以及出售員工宿舍損失人民幣1.11億元。整體而言，本集團的淨利潤減少32.2%，由二零零零年的人民幣5.02億元減至二零零一年的人民幣3.40億元。

經營收入

本集團的經營收入絕大部分來自航空運輸業務。運輸收入在二零零零年及二零零一年分別佔經營收入的96.9%及97.5%。在二零零一年的運輸收入中，91.5%為客運收入，8.5%則為貨運及郵運收入。本集團的其餘經營收入來自佣金收入、通用航空業務收入、向在華南地區，包括廣州、深圳、廈門及武漢機場經營進出航班的其他中國航空公司提供地面服務的收費、航空配餐服務收費以及飛機租賃收入。

經營收入由二零零零年的人民幣151.78億元增加11.2%至二零零一年的人民幣168.80億元。增加的主要原因是客運收入由二零零零年的人民幣132.55億元增加13.6%至二零零一年的人民幣150.56億元。客運收入增加主要是由於客運量的增加。載客總人次在二零零一年增加13.5%至1,912萬人次。收費客公里由二零零零年的人民幣216.53億元，增加15.7%至二零零一年的人民幣250.57億元，主要由於載客人次增加。但是每收費客公里收益卻由二零零零年的人民幣0.61元減少1.6%至二零零一年的人民幣0.60元，主要由於國際客運的平均票價下降所致。

國內客運收入佔總客運收入的80.1%，由二零零零年的人民幣105.64億元增至二零零一年的人民幣120.68億元，上升14.2%。本集團的國內航綫在客運能力(以可用座位公里計算)增加10.8%的同時，以收費客公里計算的客運量亦增加14.6%，使客座率比二零零零年增加2.0個百分點或上升3.3%。每收費客公里收益仍維持在人民幣0.62元。

香港地區客運收入佔總客運收入的7.5%，由二零零零年的人民幣11.43億元減至二零零一年的人民幣11.28億元，即減少1.3%。香港地區航綫在客運能力(以可用座位公里計算)減少3.1%的同時，以收費客公里計算的客運量亦減少1.3%，客座率因而比二零零零年增加1.1個百分點或增加1.8%。每收費客公里收益仍維持在人民幣1.06元。

國際客運收入佔總客運收入的12.4%,由二零零零年的人民幣15.48億元增至二零零一年的人民幣18.60億元,即增加20.2%。國際航綫在客運能力(以可用座位公里計算)增加21.6%的同時,以收費客公里計算的客運量亦增加26.2%,使客座率比二零零零年增加2.4個百分點或上升3.8%。客運收益由二零零零年的人民幣0.43元減少至二零零一年的人民幣0.41元,減幅為4.7%,主要是為了爭取市場佔有率而給予了長途航班較大的價格優惠(尤其是兩條飛往澳大利亞的新航線)。

貨運及郵運收入佔本集團總運輸收入的8.5%,佔總經營收入的8.3%,由二零零零年的人民幣14.51億元減至二零零一年的人民幣14.06億元,減幅為3.1%。減少的主要原因是國內及國際市場競爭日趨激烈,為保持市場佔有率,本集團給予了較大運價優惠,使每收費噸公里的收益下跌17.4%。

其他經營收入由二零零零年的人民幣4.72億元減少11.4%至二零零一年的人民幣4.18億元,減少的主要原因是飛機租賃收入減少人民幣0.45億元所致。

營運開支

本集團絕大部分的營運開支來自航空運輸業務。這些開支大部分直接與航班營運、飛機及運輸服務、飛機維修、飛機及飛行設備之折舊和攤銷有關。與本集團航班營運有關的開支(統稱「航班營運開支」)包括航空油料成本、經營性租賃租金、航空配餐開支、飛機保險、機組人員薪酬及福利和培訓開支。與本集團飛機維修及維護直接有關的開支(統稱「維修開支」)包括維修及大修費用、消耗件及其他維修物料成本,以及維修人員的勞務成本。與本集團飛機及運輸服務直接有關的開支(統稱「飛機及運輸服務開支」)包括起降及導航費、機場大樓及其他地面設施的租金收費,以及地面人員的勞務成本。本集團其餘的營運開支來自宣傳及市場推廣活動(統稱「宣傳及市場推廣開支」),例如銷售佣金、民航總局訂票系統使用費、機票印刷及售票處開支、廣告與宣傳開支;此外,還包括行政管理開支,例如行政人員之薪酬和福利、其他員工津貼及辦公室費用。

二零零一年的總營運開支合共人民幣154.79億元,比二零零零年增加人民幣14.83億元或10.6%,主要由於營運規模的增長、經營性租賃租金的增加與及維修開支增加。總營運開支佔總經營收入的百分比由二零零零年的92.2%減至二零零一年的91.7%。減少的原因是由於經營收入增幅大於營運開支增幅。

航班營運開支佔總營運開支44.6%,由二零零零年的人民幣61.09億元增加13.0%至二零零一年的人民幣69.06億元,主要是由於航空油料成本、飛機經營性租賃租金、航空配餐費、飛機保險費及機組人員的勞務成本的增加。航空油料成本佔航班營運開支的51.4%,由二零零零年的人民幣32.40億元增加9.5%至二零零一年的人民幣35.49億元,主要原因為載運能力增加。飛機經營性租賃租金由二零零零年的人民幣16.16億元增加18.4%至二零零一年的人民幣19.13億元,主要是自二零零零年開始自中原航空公司濕租了五架波音737-300/37K飛機所致。航空配餐開支由二零零零年的人民幣4.84億元增加14.5%至二零零一年的人民幣5.54億元,主要反映乘客人數的增加。飛機保險成本則由二零零零年的人民幣0.85億元增加44.7%至二零零一年的人民幣1.23億元,主要由於九一一事件後,中國人民保險公司向中國的航空公司增收飛機保險費所致。機組人員的勞務成本由二零零零年的人民幣5.76億元增加14.1%至二零零一年的人民幣6.57億元,主要由於飛行小時增加及給予空勤人員的獎金增加。

維修開支佔總營運開支的13.0%，由二零零零年的人民幣17.59億元增加14.6%至二零零一年的人民幣20.15億元。增加之主要原因為近年集團機隊規模擴大，以致飛機維修開支由二零零零年的人民幣16.02億元增加15.2%至二零零一年的人民幣18.45億元。

飛機及運輸服務開支佔總營運開支的14.8%，由二零零零年的人民幣20.69億元增加11.0%至二零零一年的人民幣22.98億元，主要由於隨着航班班次增加，起降及導航費用由二零零零年的人民幣19.55億元增加10.3%至二零零一年的人民幣21.57億元。

宣傳及市場推廣開支佔總營運開支的10.0%，由二零零零年的人民幣13.78億元增加11.8%至二零零一年的人民幣15.41億元，增加的原因是由於運輸收入增加及航空市場競爭加劇導致銷售代理佣金及獎金增加11.2%。

行政管理開支佔總營運開支的5.9%，由二零零零年的人民幣8.09億元增加10.3%至二零零一年的人民幣8.92億元，主要由於薪金及福利增加10.9%，由二零零零年的人民幣3.57億元增加至二零零一年的人民幣3.96億元，以及營運規模擴大。

折舊及攤銷佔總營運開支的11.7%，由二零零零年的人民幣18.64億元減少2.6%至二零零一年的人民幣18.15億元，主要由於分別在二零零零年及二零零一年根據出售及售後租回安排出售了四架波音757-200飛機及兩架空中客車320-200飛機及部分飛行設備已於年內提足折舊所致。

經營利潤

經營利潤由二零零零年的人民幣11.82億元增加18.5%至二零零一年的人民幣14.01億元，原因是經營收入比二零零零年增加人民幣17.02億元或11.2%，而同期的營運開支只增加人民幣14.83億元或10.6%。

非經營收入／(開支)

利息支出由二零零零年的人民幣10.74億元減少13.1%至二零零一年的人民幣9.34億元，減少的原因是部分貸款已如期在年內償還。

利息收入由二零零零年的人民幣0.90億元減少44.8%至二零零一年的人民幣0.50億元，主要由於國內銀行定期存款利率下調和存款減少所致。

本集團在年內因出售固定資產錄得淨虧損人民幣0.56億元，主要由於出售員工宿舍錄得虧損人民幣1.11億元，以及按出售及售後租回而出售了兩架空中客車320-200錄得利潤人民幣0.60億元。

二零零一年內，主要由於日圓疲弱，本集團以日圓結算之借貸在滙兑上獲得人民幣2.97億元的淨滙兑收益，該等收益大部分為未實現之賬面換算收益。



管理層對財務狀況及業績的討論與分析 (續)

稅項

本集團須按33%的稅率繳納中國所得稅。

稅務支出由二零零零年的人民幣3.39億元減少5.4%至二零零一年的人民幣3.21億元，主要原因是除稅前利潤有所減少所致。本集團於二零零一年十二月三十一日就未對銷的以前年度中國稅務虧損記錄了一筆人民幣1.76億元的遞延稅項資產。這筆稅務累計虧損可在五年的期限內抵扣未來的應課中國稅務利潤。

少數股東權益

少數股東權益由二零零零年的人民幣0.91億元增加48.5%至二零零一年的人民幣1.35億元，主要是由於本集團之附屬航空公司淨利潤增加。

流動資金情況、財政資源與資本結構

在二零零一年十二月三十一日，本集團的借貸總額為人民幣149.49億元，較去年的人民幣157.64億元減少了人民幣8.15億元。這些借貸主要以美元為單位，其次以日圓為單位，兼且絕大部份為定息借貸。在這些借貸當中，人民幣36.29億元、人民幣23.62億元、人民幣18.20億元、人民幣16.58億元及人民幣54.80億元分別將於二零零二年，二零零三年、二零零四年，二零零五年、二零零六年及其後償還。在二零零一年十二月三十一日，本集團的現金及現金等同資產總值為人民幣28.18億元，較去年的人民幣41.97億元減少了32.9%。該等結餘中9.2%以外幣(主要為美元)為單位。淨債務(借貸總額減現金及現金等同資產)由去年的人民幣115.67億元增至人民幣121.31億元，增加了4.9%。

於二零零一年十二月三十一日，本集團的股東權益為人民幣92.21億元，較去年的人民幣88.81億元增加了人民幣3.40億元。

本集團於二零零一年十二月三十一日的淨債務／權益比率為1.32倍，去年則為1.30倍。

財務風險管理政策

本集團在日常業務中主要需承受外幣及航空油料價格變動的風險。本集團以外幣為單位的債務使本集團需承受外幣風險。本集團的外幣付款一般高於外幣收入，故人民幣對外幣的貶值或升值均會對本集團的業績構成重大影響。本集團除了在中國國家外滙管理局允許的範圍內保留其以外幣為單位的盈利及收入，或在某些限制性條件下與國內核准銀行簽訂遠期外滙合同外，並沒有其他方法可有效對冲外幣風險。

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑，管理其因國內航油價格變動所承受的風險。



資產抵押

於二零零一年十二月三十一日，本集團根據部分借貸及租賃協議，抵押了賬面總值約人民幣142.95億元(二零零零年：人民幣156.16億元)的若干架飛機。抵押的詳情載於財務報表附註10、21及22。

承諾及或然負債

本集團於二零零一年十二月三十一日的資本承諾為人民幣160.67億元，其中人民幣120.53億元關於購買飛機及飛機有關的設備、人民幣34.96億元則關於本集團將於廣州新機場興建及安裝的設施及設備，餘下人民幣5.18億元關於本集團用於其他機場和辦公室的設施及設備、大修及保養及培訓設施的建設。本集團的資本支出一般須獲得中國政府的有關審批，並會視乎審批時間、當時市況、融資情況及其他有關因素而作出更改。

於二零零一年十二月三十一日，本集團承諾向合營公司及聯營公司分別作出人民幣0.82億元及人民幣3.04億元的資本投入。

資本及投資承諾的詳情載於財務報表附註29。

本集團在二零零一年十二月三十一日的主要或然負債載於財務報表附註30。



董事會報告書

增加對股東的回報
是本集團熱切追求的目標。



本公司董事會謹向全體股東提呈本集團截至二零零一年十二月三十一日止年度之報告書及經審核的合併財務報表。

主要業務、經營業績及財務狀況

本集團主要經營航空運輸業務及其他有關的業務，包括飛機維修和航空配餐服務。本集團是中國最大的航空公司之一。以二零零一年的旅客運輸量、每週定期航班數量、飛行小時、航線條數以及機隊規模計算，本集團在中國的航空公司中排名第一。本集團按國際會計準則編製截至二零零一年十二月三十一日止年度的業績，以及本公司和本集團於該日之財政狀況，請參閱本年度報告第33頁至83頁。

五年財務摘要

本集團截至二零零一年十二月三十一日止的五個年度的業績和資產負債表的摘要刊載於本年度報告第87頁及第88頁。

濕租航機

根據於二零零零年八月四日訂立的四項濕租協議，本公司向總部設於中國河南省的一家地方航空公司中原航空公司(「中原航空」)濕租了四架波音737-300/37K飛機，為期一年。該等濕租協議已於二零零一年八月四日續期。根據於二零零零年十一月八日訂立的濕租協議，本公司向中原航空濕租另一架波音737-300飛機。該協議於二零零一年十一月八日續期。以上濕租協議統稱為「濕租協議」。

非常重大收購

本公司於二零零一年十月三日與波音公司簽訂協議，由二零零二年至二零零五年期間，購入20架波音737-800客機和2架波音747-400貨機(「交易」)。該等交易的總代價，超出本公司於二零零零年十二月三十一日年報所載本公司的有形資產淨值的100%，根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)，該等交易構成非常重大交易。中國政府及持有本公司65.2%股權的控股股東南航集團已批准該等交易。除作為本公司的一名股東外，南航集團於該等交易並無任何權益。

根據該等交易而購入的20架波音737-800飛機，將用於代替本公司正在營運的經營性租賃20架現有波音737系列客機。董事會認為該等交易符合本公司及其股東整體的最佳利益。

向南航集團收購資產

本公司於二零零二年一月二十九日訂立買賣協議(「買賣協議」)，以向南航集團收購資產。包括五架波音737-300/37K飛機(「飛機」)、相關零件及有關為客機提供地面支援的四十二架特種車輛(統稱「資產」)。在完成(本公司於二零零二年一月二十九日發出的公佈及於二零零二年二月十八日刊發的通函已予界定)前，所有飛機均由本公司根據濕租協議向中原航空租賃的。

資產總值為人民幣1,096,886,000元，乃根據由中國財政部認可的獨立估值師中峰資產評估有限責任公司根據於二零零一年六月三十日的資產價值而評估。

總代價人民幣1,096,886,000元將會以現金款項人民幣132,150,000元及本公司承擔中原航空之商業銀行債務為數達人民幣964,736,000元的方式償付。根據有關中原航空與各債權人的債務的現有法律文件的所有條款與條件將會維持不變。

作為收購的一部分，南航集團已同意償付由二零零一年七月一日起直至完成日期止期間，本公司根據濕租協議支付或將會支付予中原航空的全數租賃租金款項予本公司。濕租協議被同意於完成日期終止。於二零零一年七月一日至二零零一年十二月三十一日期間，本公司已經以租賃租金付款的方式，支付人民幣150,000,000元予中原航空。

進行收購的原因

本公司的主要業務為於中國境內經營民航業務以及向中國各大城市與國際城市之間提供商業航機服務。根據濕租協議，本集團已將客機投入服務，作為本集團的航空業務的一部分，並一直擴展其航空業務及提升其市場地位。

董事會相信，由於擁有權控制容許本公司將客機合併於本公司的整體中國航空業務，本公司將會因收購而得益。這與本公司因應中國航空業進行建議重組而採取的綜合策略一致。此外，收購與本公司在一九九七年於香港聯交所及紐約證券交易所上市時南航集團對本公司所作出的不競爭承諾一致。

關連交易

南航集團為持有本公司65.2%權益的控股股東。由於資產價值與收購代價約佔截至二零零零年十二月三十一日止年度的最近期刊發年報中所載的本公司有形資產淨值12.35%，根據上市規則第14章，本公司與南航集團訂立買賣協議構成一項關連交易，因此，須於臨時股東大會上取得獨立股東的批准，方可作實。二零零二年三月二十六日舉行本公司的首屆臨時股東大會上已取得獨立股東的批准。

香港聯交所的豁免

於二零零二年三月，香港聯合交易所有限公司(「聯交所」)授予一項豁免，使本公司就收購及出售飛機，可採用以可用噸公里(「可用噸公里」)為新規模測試的基準，取代上市規則第14章下的一般資產淨值測試及代價測試。

聯交所已授予該豁免，但本公司須遵守以下條件：

1、 除根據上市規定第14章下的正常測試外，測試亦可參考所收購或出售飛機的可用噸公里與本公司整體機隊可用噸公里的比較而計算。

2、 建議的計算方法，將取代四種測試中的資產淨值測試及代價測試，為純利測試及已發行股本測試將根據上市規則第14章繼續適用。

3、 可用噸公里將按以下方式計算：(i) 機隊可用噸公里將為本公司年報所披露的最近財政年度本公司機隊的實際可用噸公里總額；(ii) 所出售的飛機可用噸公里將以過去兩個財務年度的飛機的實際可用噸公里為基礎；及(iii) 所收購的飛機可用噸公里將以同類型飛機的歷史經營數據為基礎計算。倘將予收購的飛機屬新類型，則將根據本公司所操作其他類似規模的飛機或中國民航業的平均數為基礎估計可用噸公里。

4、 本公司可用噸公里的數字將於本公司年報內披露，並由核數師每年審核，以確認本公司的可用噸公里計算為正確及貫徹。

5、 就進行上述第1段所列測試而言，過去12個月進行的所有收購及出售，將會合併處理，除非收購或出售已根據上市規則作為須予知會交易而披露。

6、 劃分交易為須予披露，主要或非常重大收購的限額分別為30%、50%及100%(假設並無情況會引致其成為關連交易或股份交易)。

7、 倘交易屬須予披露交易，披露將根據上市規則第14.14條所規定以報章公佈形式進行披露，而交易詳情將載於本公司下一份年報及帳目內。倘交易屬主要交易或非常重大交易，上市規則第14章的條文將會適用。

8、 收購飛機的認購權將不會作為收購處理，而行使該認購權則會視為收購飛機。

9、 豁免僅適用於收購/出售飛機，而本公司收購或出售其他類型的資產則受上市規則第14章的條文所規限。

10、本公司將於年報及中期報告披露以下資料：

(i) 有關日後交付飛機、訂購飛機詳情，包括數目及類型；以及該等飛機預計交付年份；

(ii) 由財政年度結束時或年報相關日期起計不少於12個月期間可行使的認購權的飛機數目及類型；及

(iii) 根據上述申請獲授豁免的詳情。

11、本公司仍然是南航集團的附屬公司。倘本公司的控制權有任何轉變，香港聯交所將重新考慮豁免是否持續合適。

有關日後交付飛機、訂購飛機詳情、以及該等飛機預計交付年份，請參看財務報表附註29。三架波音757-200航機附有可予行使的認購權，而該等認購權在本年報呈報的期間已予以行使。

股息

截至二零零一年十二月三十一日止年度，本公司並沒有派發中期股息（二零零零年：無）。

董事會於二零零二年四月十二日提議本公司派發期末股息，每股人民幣0.02元（稅前）（二零零零年：無），合共人民幣67,484,000元（稅前）（二零零零年：無）予於二零零二年五月二十五日名列股東名冊之股東。此項提議尚待股東將於股東週年大會批准。

銀行貸款及其他借款

本公司及本集團之銀行貸款及其他借款詳情刊載於財務報表附註21及22。

資本化之利息

截至二零零一年十二月三十一日止年度本集團作資本化計入在建工程及固定資產之利息為人民幣5,227,000元（二零零零年：無）。

固定資產

本公司及本集團截至二零零一年十二月三十一日止年度之固定資產與固定資產的變動情況刊載於財務報表附註10。



主要客戶和供應商

本集團最大的五位客戶合併佔本集團截至二零零一年十二月三十一日止年度的經營收入總額(即營業額)不超過30%。

最大的供應商和五位最大的供應商一起分別佔本集團截至二零零一年十二月三十一日止年度的總採購金額(不包括購買屬資本性質的物品)的59%和66%。

據本公司董事所知，本公司任何擁有超過本公司股本5%的董事、董事的關聯人或股東在截至二零零一年十二月三十一日止年度中對本集團之五大客戶及供應商均不擁有任何權益。

稅項

本公司及本集團稅項之詳情刊載於財務報表附註7。

儲備

本公司及本集團於本年度之儲備變動情況刊載於財務報表附註26。

員工及員工退休金計劃

於二零零一年十二月三十一日，本集團共有員工16,368名(二零零零年：15,837)。有關員工退休金計劃及其他福利之詳情刊載於財務報表附註28。

附屬公司

本公司的主要附屬公司的詳情刊載於財務報表附註36。

股本結構

於二零零一年十二月三十一日，本公司的總股本數目為3,374,178,000股，其中約65.2%(2,200,000,000股內資股)由南航集團持有，另外約34.8%(1,174,178,000股H股)由香港及境外股東持有。


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主要股東

於二零零一年十二月三十一日，以下股東持有本公司10%或以上的股份：

名稱	股份數目	約佔股份總數百分比
南航集團	2,200,000,000內資股	65.20%
香港中央結算(代理人)有限公司	1,145,217,999 H股	33.94%

於二零零一年十二月三十一日，已通知本公司並在香港中央結算(代理人)有限公司的中央結算系統股票戶口內持有本公司H股超過本公司所發行之H股總數10%的中央結算系統參與者如下：

名稱	H股數目	約佔H股總數百分比
香港上海滙豐銀行	446,834,797	38.06%
加怡新亞證券經紀有限公司	194,336,000	16.55%
渣打銀行	156,831,432	13.36%

除上文披露的資料外，在二零零一年十二月三十一日，本公司並不知悉有任何須根據香港法例第396章證券(披露權益)條例(「披露權益條例」)第16(1)條予以申報的權益。

購回、出售或贖回股份

本公司或其任何附屬公司在二零零一年內，概無購回、出售和贖回本公司之股份。

H股募集資金的使用

如本公司二零零零年年報所述，於二零零零年十二月三十一日，本公司從初次公開發售股份募集所得資金的餘額為人民幣5.29億元，截至二零零一年十二月三十一日止年度，這等款項中的人民幣4.89億元，已作以下用途：

1. 約人民幣4.78億元用於行使三架波音757-200飛機的購買選擇權；及

2. 約人民幣0.11億元用於各項工程項目，包括本公司計算機財務管理系統。

在二零零一年十二月三十一日，募集資金剩餘的人民幣0.40億元已作為短期存款存入一家中國核准之金融機構及本集團的聯營公司－南航集團財務有限公司，並將按照本公司在其一九九七年七月所派發之招股書中所作的披露，用於其他各項工程項目，包括本公司計算機財務管理系統。

優先購股權

本公司的公司章程和中國法律並無優先購股權的規定，不要求本公司在發售新股時按持股比例向現有股東發售。

遵守最佳行為守則

本公司董事認為，在截至二零零一年十二月三十一日止之年度內，本集團遵守了香港聯交所上市規則附錄14所載之最佳行為守則。

董事、監事及高級管理人員

本公司二零零一年度內董事、監事及高級管理人員為：

姓名	年齡	職位
顏志卿	59	董事長
王昌順	44	副董事長；總經理
李豐華	52	董事；副總經理
王紹熙	60	董事
張瑞鑣	60	董事
周用金	58	董事
徐杰波	36	董事；財務總監
吳榮南	60	董事
杜志強	50	獨立非執行董事
樂肇南	65	獨立非執行董事
魏明海	37	獨立非執行董事
梁華福	60	監事會主席
干玉華	73	監事
李其宏	54	監事
江平	51	副總經理
李昆	41	副總經理
蘇亮	39	董事會秘書

二零零一年四月十六日，本公司召開臨時股東大會，通過決議，接受于延恩、韓馬章、胡運琦、霍弟安、劉文波、童凱生等先生辭去董事職務，高尚全先生任期已滿不再擔任董事職務；選舉王昌順、周用金、徐杰波、樂肇南、魏明海等先生為本公司董事；並鑒於顏志卿、李豐華、王紹熙、張瑞鑣、吳榮南，杜志強等董事任期將屆滿，選決該等董事繼續連任董事職務。

二零零一年四月十七日，經本公司董事會決議，選舉顏志卿董事為本公司董事長，王昌順董事為副董事長，接受劉文波先生辭去財務總監職務，聘任徐杰波先生為本公司財務總監。

二零零二年四月十二日，經本公司董事會決議，增聘袁新安、鄭恩仁、陽廣華為本公司副總經理。

董事、監事會成員和高級管理人員的履歷資料列示於本年度報告第89頁至第91頁。

董事及監事擁有的本公司股本權益

於二零零一年十二月三十一日，沒有任何本公司的董事或監事在本公司或其任何聯營公司擁有根據披露權益條例第28條需要通知本公司及香港聯交所的權益，並且本公司也沒有根據上述條例第29條需要登記的上述權益。

本報告期內或以往任何年份，本公司之董事、監事或高級管理人員或其配偶或其未成年子女概無獲授認購或行使認購任何本公司的股權、債券或認股權之權利。

董事服務合約

本公司的所有董事均與本公司訂有自二零零一年四月十六日起為期三年之服務合約。除此以外，本公司或其附屬公司沒有與任何董事訂立或建議訂立服務合約。此外董事與本公司概無訂立不可於一年內毋須賠償(法定賠償除外)而終止的服務合約。

董事和監事在合約中的權益

二零零一年內，本公司所有董事及監事均沒有在任何本公司或其附屬公司為合約一方的任何重大合約中持有重大權益。

關連交易

本公司不時與南航集團及其他關連人士進行某些關連交易。此等交易屬於香港聯交所頒佈的上市規則第14章所定義的關連交易，但香港聯交所已豁免本公司遵守上市規則第14章的某些規定。本公司與關連人士于本年內所進行之已獲得豁免的交易的詳情及/或有關之協議披露如下：

(A) 分立協議

南航集團與本公司為界定及分配南航集團與本公司資產及負債而於一九九五年三月二十五日簽訂一份分立協議(該協議已於一九九七年五月二十二日經第一次修訂協議修改)。根據分立協議，南航集團及本公司已同意就有關南航集團或本公司(視乎情況而定)根據分立協議持有或繼承之業務、資產及負債而導致對方承擔之索償、債務及費用等，向對方做出賠償。

自分立協議簽定之日至本報告日本公司及南航集團均沒有提供賠償予對方。

(B) 關連業務交易

為安排本公司公開發售股份，南航集團於一九九五年作出重組(「重組」)。在重組前，本公司與南航集團及各自的附屬公司均屬同一集團。在重組及本公司的股票在香港和紐約股票交易所上市後，各方之間的若干安排繼續存在。本公司與南航集團(或其各自的附屬公司)目前訂有下列協議：

(i) 南航集團之全資附屬公司中國南方航空進出口貿易公司(「南航進出口公司」)

本公司與南航進出口公司於一九九七年五月二十二日就進出口飛機、飛行設備、專用車輛、通訊及導航設備以及訓練設施簽訂一份協議，年期由一九九七年五月二十二日起至二零零零年五月二十二日(協議可由雙方延續)。該協議已由雙方協議延續至二零零三年五月二十二日。

在截至二零零一年十二月三十一日止之年度中，本集團就進出口上述設備所支付之款項為人民幣324,998,000元(包括按向南航進出口公司按合約價格的1.5%所支付的代理佣金)。

(ii) 南航集團之全資附屬公司南方航空廣告公司(「南航廣告公司」)

本公司與南航廣告公司於一九九七年五月二十二日就有關提供廣告服務簽訂一項協議，年期由一九九七年五月二十二日起至二零零零年五月二十二日。該協議已由雙方協議延續至二零零三年五月二十二日。

在截至二零零一年十二月三十一日止之年度中，本集團就廣告服務支付給南航廣告公司之費用為人民幣9,940,000元。

(iii) 南航集團擁有42%股權、本公司擁有30%股權、本公司六間附屬公司合共擁有28%股權之南航集團財務有限公司(「南航財務」)

本公司與南航財務於一九九七年五月二十二日就有關提供財務服務，例如存款及貸款、信貸、財務擔保及信用證等服務簽訂一份財務協議，年期由一九九七年五月二十二日起至二零零零年五月二十二日。該協議已由雙方協議延續至二零零六年五月二十二日。

根據上述財務協議，(a)本公司存入南航財務的所有資金將由南航財務存入中國工商銀行、交通銀行、中國農業銀行及中國建設銀行等銀行以及其他具同樣信用的銀行；及(b)南航財務在任何時候的未償還貸款均不能超逾下述各項的總和：(i)從本公司以外的其他公司所收取的存款，(ii)南航財務股本，以及(iii)資本儲備。

本集團存放于南航財務之短期存款結存額為人民幣1,341,126,000元，按年利率1.98%至3.50%計息。

(iv) 南航集團擁有20%股權、兩名獨立第三者合共擁有80%股權之深圳航空食品有限公司

本公司與深圳航空食品有限公司於一九九七年五月二十三日就在深圳機場起降的航班上的航空配餐供應簽訂一項協議，由深圳航空食品有限公司在一九九七年五月二十三日至一九九八年五月二十三日期間不時為本集團提供航空配餐，該協議由雙方協議延續至二零零二年五月二十三日。

在截至二零零一年十二月三十一日止之年度中，本集團就深圳航空食品有限公司提供航空配餐而向其支付款項為人民幣22,707,000元。



(v) 本公司擁有50%股權、兩名獨立第三者合共擁有50%股權之廣州飛機維修工程有限公司(「廣維公司」)

本公司與廣維公司就有關提供飛機維修服務訂有一份飛機維修及工程協議。一九九六年五月十七日，本公司與廣維公司就提供上述維修服務之費用簽訂一份協議(「費用協議」)。根據費用協議及其後的協議，廣維公司於二零零一年期間，向本公司收取按成本加15%之消耗件費用及每小時30.0美元的勞務費用。

在截至二零零一年十二月三十一日止之年度中，本集團就維修服務支付之款項為人民幣534,828,000元。

(vi) 本公司擁有65%股權、南航集團擁有35%股權之中國南方航空西澳飛行學院(「西澳飛行學院」)

南航集團與西澳飛行學院於一九九三年十月七日就向南航集團之實習飛行員在澳大利亞提供訓練簽訂一項協議(「訓練協議」)。除非某一方於事前九十天書面通知對方終止協議，否則訓練協議將持續有效。根據分立協議，本公司繼承訓練協議下南航集團之一切權益、權利及義務。

在截至二零零一年十二月三十一日止之年度中，本集團就訓練服務向西澳飛行學院支付之款項為人民幣50,602,000元。

(vii) 南航集團擁有61%權益、一名獨立第三者擁有39%權益之南航(集團)經濟發展公司

本公司與南航(集團)經濟發展公司於一九九七年五月二十二日就飲品、小食、洋酒、紀念品及其他產品之供應簽訂一份協議，年期由一九九七年五月二十二日起至二零零七年五月二十二日。

在截至二零零一年十二月三十一日止之年度中，本集團就飲品、小食、洋酒、紀念品及其他產品之供應向南航(集團)經濟發展公司支付之款項為人民幣86,386,000元。

(viii) 本公司擁有51%股權，一名獨立第三者擁有49%股權之廣州南聯航空食品有限公司(「南聯公司」)

本公司與南聯公司就向廣州機場起降之航班提供航空配餐於一九九九年五月二十二日簽訂一份協議，由南聯公司自一九九九年五月二十二日至二零零零年五月二十二日期內不時向本公司供應航空配餐。該協議已由雙方協議每年自動延續。

在截至二零零一年十二月三十一日止之年度中，本集團就航空配餐之供應向南聯公司支付之款項為人民幣84,237,000元。

(ix) 售票協議

本集團已就其機票銷售與南航集團的多間附屬公司(「代理商」)簽訂機票代理協議。代理商均按民航總局及國際航協規定之佣金率收取佣金。就國內機票而言，所售出的每張機票，按票價3%收取佣金；就香港地區/國際機票而言，所售出的每張機票，按票價5%至12%收取佣金。除該等代理商外，本公司亦有其他收取等額佣金之中國機票銷售代理。代理商亦同時出任其他中國航空公司之機票銷售代理，並收取相等于向本集團收取之佣金率。

在截至二零零一年十二月三十一日止之年度中，本公司通過代理商銷售之機票總值為人民幣201,551,000元。

(C) 商標許可協議

本公司與南航集團於一九九七年五月二十二日簽訂一份為期十年的商標許可協議，據此，南航集團確認本公司有權使用中英文名稱「南方航空(China Southern)」及「中國南方航空(China Southern Airlines)」，並授予本公司一項無特許使用費並可延續之特許權，允許本公司就其航空及相關業務在世界範圍內使用木棉花標誌。除非南航集團於協議屆滿前三個月發出書面終止通知，否則該協議將自動續期十年。

(D) 租賃

本公司作為承租人與南航集團作為出租人簽訂下列租賃協議：

(i) 本公司與南航集團於一九九七年五月二十二日就有關本公司所使用位於廣州白雲國際機場之土地簽訂一份土地租賃協議，每年支付的租金為人民幣2,650,700元，租約期由一九九七年四月一日起計為期五年，其後可由雙方(以共同協商的租用條件)延續。

(ii) 本公司與南航集團於一九九七年五月二十二日就有關位於廣州環市東路廣州火車站東側之辦公用房、位於海口機場之辦公用房、位於海口市的辦公室用房以及位於湖北省武漢天河機場的辦公用房分別簽訂了四項租賃協議。四項租約每年的租金合計為人民幣12,573,000元，每項租約的租期為一年，以後由雙方(以共同協商的租用條件)延續。

(iii) 本公司與南航集團於一九九七年五月二十二日簽訂一項賠償協議，據此，南航集團已同意就任何質疑或干預本公司使用若干土地及建築物之權利而產生或引致之任何損失或損害向本公司作出賠償。

(E) 綜合服務與員工福利

本公司與南航集團於一九九七年五月二十二日簽訂一份綜合服務協議(「服務協議」)，由南航集團為本集團及其員工提供或安排某些關於員工住房及退休福利方面的服務，並收取一定費用。服務年期從一九九七年五月二十二日至二零零六年十二月三十一日。

就員工住房而言，服務協議規定，南航集團以低於市價的水平向本集團的員工出售或出租住房。由於住房以低於成本的價格出售和出租，而出租住房之建築成本最初亦由南航集團支付，本公司須每年向南航集團支付人民幣8,500萬元，按季支付上一季的費用，由一九九五年起至二零零四年止，為期十年。

在二零零零年九月，中國政府就其對中國企業員工住房福利的更新政策發佈了一項通知。該通知列明向在一九九八年十二月三十一日底符合分房資格但至現時仍未獲得住房分配的員工發放一次性的現金補貼。此外，該通知列明在將來按月向新僱員工或於一九九八年十二月三十一日底未符合分房資格之員工發放現金補貼，以替代住房分配。施行這些政策的詳細時間表及程序乃由各省市政府按其實際情況落實。

於本報告日，本集團仍未制定其一次性現金補貼的政策。本集團預期現時與南航集團的服務協議可能需要作出修訂以符合行將在有關省市執行的新住房福利規定。但是，根據本集團的初步評估，本集團並不預期與南航集團的服務協議的修訂會在可見未來對本集團的業績或財務狀況構成重大不利的影響。

此外，根據服務協議，南航集團將為本集團提供退休基金服務，並向本集團員工提供醫療福利及若干有關服務。本公司同意就退休福利向南航集團：

1. 每年支付相等於本集團上一年度僱員工資總額14%至17%的款項，作為幾項由國家統籌的退休金計劃的供款，用於向本集團退休僱員支付退休福利。南航集團已承諾向本集團所在地省社會保險局上繳該供款。供款率是由國家確定，並經國家勞動管理部門及財政管理部門共同批准。本公司毋須向南航集團支付任何費用或收費；

2. 每年支付相等於本集團上一年度僱員工資總額4.5%的款項，作為南航集團統籌的補充退休金計劃的供款，用以向本集團退休僱員支付退休福利。此外，本公司須向南航集團支付管理費，以管理該項補充退休金計劃；以及

3. 自服務協議生效之日起至二零零六年十二月三十一日，每年支付一定數額，用以向本集團目前及將來之退休員工支付退休後之醫療福利及其它福利項目。

本公司的獨立非執行董事已向本公司董事會確認其已審閱上述(B)至(E)項的關連交易，並認為：

(a) 該等交易是本集團在其正常業務經營中訂立的；

(b) 該等交易是(A)按正常的商業條款(即參照中國境內同類實體所進行的同類性質的交易)或(B)(在沒有可以相比的交易的情況下)按對本公司的股東公平及合理的條款訂立的；及

(c) 該等交易是(A)按照管轄每項交易的協議的條款或(B)(在沒有上述協議的情況下)按照向第三方提供的同等優惠的條款訂立的。

捐贈

本報告期內，本集團共捐贈人民幣140萬元作為慈善用途(二零零零年：人民幣220萬元)。

委託存款及逾期定期存款

截至二零零一年十二月三十一日，本集團存於金融機構或其他單位的存款沒有包括任何委託存款或已到期但本集團未能取回的定期存款。

重大訴訟

本集團於二零零一年內並未涉入任何重大訴訟或糾紛。

核數師

本公司於即將舉行的股東週年大會上將提議通過分別續聘畢馬威會計師事務所為本公司之國際核數師和畢馬威華振會計師事務所為本公司之國內核數師的決議。

承董事會命
顏志卿
董事長

中國•廣州
二零零二年四月十二日

監事會報告書

本公司三名監事在二零零一年為維護股東權益，為本集團的建設和發展，依照《中華人民共和國公司法》和本公司章程的規定，按照《中國南方航空股份有限公司監事會工作條例》開展工作。

監事會參加了對本集團主要的生產經營、效率改善措施、飛行安全、科技改造和投資方案的研究和審查。

監事會核對了擬提交本公司即將召開的二零零一年度股東週年大會董事長致辭、董事會報告書，認為並無不妥之處。對本集團的財務狀況(包括中期業績和年度財務報表)進行了審查，未發現不妥之處。

本監事會認為本公司的董事、總經理及高級管理人員均從本公司整體利益和股東權益出發，並按照本公司章程、香港聯合交易所上市規則及《中華人民共和國公司法》的規定，履行其職責。

監事會對本公司董事會的二零零一年報告書表示滿意，對公司為控制每可用噸公里單位營運成本及提高公司經濟效益所採取的各項措施表示贊同，對在激烈的市場競爭和全球經濟發展明顯放緩的環境下本公司最終仍能維持利潤感到欣慰。監事會將繼續關注二零零二年航空企業的重大改革和中國加入世貿後航空市場面臨的機遇和挑戰。本監事會認為中國的航空市場具有很大的潛力，對本集團的發展前景充滿信心。

本監事會認為，為了配合本公司的未來發展有必要繼續加強監事會工作。

承監事會命
梁華福
監事會主席

中國•廣州
二零零二年四月十二日

KPMG

致中國南方航空股份有限公司各位股東
(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第34頁至第83頁按照國際會計準則編製的財務報表。

董事及核數師的責任

貴公司董事須負責編製真實與公平的財務報表。在編製這些財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離現行會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些財務報表提出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就財務報表是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映貴公司及貴集團於二零零一年十二月三十一日的財政狀況和貴集團截至該日止年度的利潤和現金流量，並已按照國際會計準則委員會採納的國際會計準則及香港公司條例的披露規定適當地編製。

畢馬威會計師事務所
執業會計師

香港
二零零二年四月十二日

合併損益表

截至二零零一年十二月三十一日止年度
（以人民幣為單位）

	附註	2001 人民幣千元	2000 人民幣千元
經營收入：			
運輸收入		**16,461,532**	14,706,159
其他收入		**418,126**	472,159
經營收入總額	3	**16,879,658**	15,178,318
營運開支：			
航班營運		**6,905,628**	6,109,021
維修		**2,014,579**	1,758,581
飛機及運輸服務		**2,297,521**	2,069,114
宣傳及銷售		**1,540,780**	1,377,682
行政及管理		**892,233**	809,225
折舊及攤銷		**1,814,974**	1,863,789
其他		**13,270**	8,805
營運開支總額	4	**15,478,985**	13,996,217
經營利潤		**1,400,673**	1,182,101
非經營收入／（開支）：			
應佔聯營公司之業績		**53,077**	45,949
應佔合營公司之業績	14	**(4,034)**	–
出售固定資產之（損失）／利潤	5	**(55,889)**	372,596
利息收入		**49,878**	90,283
利息支出	4	**(933,717)**	(1,074,236)
滙兑收益，淨額		**296,777**	318,502
其他，淨額		**(11,509)**	(3,965)
非經營開支淨額		**(605,417)**	(250,871)
除税及少數股東權益前利潤	4	**795,256**	931,230
税項	7	**(320,519)**	(338,907)
除少數股東權益前利潤		**474,737**	592,323
少數股東權益		**(134,512)**	(90,552)
股東應佔利潤		**340,225**	501,771
每股基本盈利	9	**人民幣0.10元**	人民幣0.15元

第41頁至83頁所載財務報表附註為本財務報表組成部分。

合併已確認收益虧損計算表

截至二零零一年十二月三十一日止年度
（以人民幣為單位）

	2001 人民幣千元	2000 人民幣千元
本年度淨利潤	**340,225**	501,771
未於合併損益表內確認之收益／虧損	**—**	—
已確認收益虧損總額	**340,225**	501,771

第41頁至83頁所載財務報表附註為本財務報表組成部分。

合併資產負債表

於二零零一年十二月三十一日
(以人民幣為單位)

	附註	2001 人民幣千元	2000 人民幣千元
非流動資產			
固定資產	10	**22,709,837**	23,644,949
在建工程	11	**340,063**	336,894
於聯營公司權益	13	**531,055**	348,272
於合營公司權益	14	**174,338**	–
其他投資		**195,201**	193,964
租賃及設備訂金		**2,265,003**	438,207
遞延開支	15	**48,183**	61,701
長期應收款項		**11,091**	10,746
		26,274,771	25,034,733
流動資產			
存貨	17	**467,018**	464,985
應收賬款	18	**556,542**	788,770
其他應收款項		**196,751**	235,551
預付費用及其他資產		**340,157**	202,551
現金及現金等同資產	20	**2,817,863**	4,197,455
		4,378,331	5,889,312
流動負債			
銀行及其他貸款	21	**2,177,516**	783,115
融資性租賃負債	22	**1,451,929**	1,776,156
應付關連公司款項	19	**718,265**	620,225
其他負債		**678,133**	607,879
應付賬款	23	**590,700**	758,299
預售機位		**370,546**	339,510
預提費用		**2,013,555**	2,143,030
應付税金		**73,464**	77,156
		8,074,108	7,105,370
淨流動負債		**(3,695,777)**	(1,216,058)
總資產減流動負債		**22,578,994**	23,818,675
非流動負債及遞延項目			
銀行及其他貸款	21	**3,627,594**	3,788,698
融資性租賃負債	22	**7,691,634**	9,416,285
大修準備	24	**125,661**	166,083
遞延收益		**15,072**	33,555
遞延税項	16	**519,577**	244,175
		11,979,538	13,648,796
		10,599,456	10,169,879

	附註	2001 人民幣千元	2000 人民幣千元
代表：			
股本	25	**3,374,178**	3,374,178
儲備	26	**5,847,485**	5,507,260
股東權益		**9,221,663**	8,881,438
少數股東權益		**1,377,793**	1,288,441
		10,599,456	10,169,879

董事會於二零零二年四月十二日核准並許可發出

顏志卿	王昌順	徐杰波
董事	*董事*	*董事*

第41頁至83頁所載財務報表附註為本財務報表組成部分。

資產負債表

於二零零一年十二月三十一日
(以人民幣為單位)

	附註	2001 人民幣千元	2000 人民幣千元
非流動資產			
固定資產	10	**15,645,949**	17,197,257
在建工程	11	**260,872**	151,948
於附屬公司權益	12	**1,980,458**	2,387,815
於聯營公司權益	13	**231,073**	191,746
於合營公司權益	14	**178,372**	—
其他投資		**101,208**	101,208
租賃及設備訂金		**1,933,966**	318,685
遞延開支	15	**31,930**	46,253
		20,363,828	20,394,912
流動資產			
存貨	17	**148,537**	194,371
應收賬款	18	**351,810**	447,992
其他應收款項		**82,534**	113,012
預付費用及其他資產		**243,980**	108,079
現金及現金等同資產	20	**2,137,582**	3,153,571
		2,964,443	4,017,025
流動負債			
銀行及其他貸款	21	**1,379,277**	392,567
融資性租賃負債	22	**1,451,929**	1,776,156
應付關連公司款項	19	**523,893**	599,053
其他負債		**351,926**	322,641
應付賬款	23	**419,870**	620,742
預售機位		**312,567**	276,000
預提費用		**793,079**	972,131
應付稅金		**43,142**	38,142
		5,275,683	4,997,432
淨流動負債		**(2,311,240)**	(980,407)
總資產減流動負債		**18,052,588**	19,414,505
非流動負債及遞延項目			
銀行及其他貸款	21	**2,111,683**	2,092,996
融資性租賃負債	22	**7,691,634**	9,416,285
大修準備	24	**48,154**	27,917
遞延收益		**15,072**	33,555
遞延稅項	16	**293,991**	63,832
		10,160,534	11,634,585
淨資產		**7,892,054**	7,779,920

	附註	2001 人民幣千元	2000 人民幣千元
代表：			
股本	25	**3,374,178**	3,374,178
儲備	26	**4,517,876**	4,405,742
股東權益		**7,892,054**	7,779,920

董事會於二零零二年四月十二日核准並許可發出

顏志卿	王昌順	徐杰波
董事	*董事*	*董事*

第41頁至83頁所載財務報表附註為本財務報表組成部分。

合併現金流量表

截至二零零一年十二月三十一日止年度
(以人民幣為單位)

	2001 人民幣千元	2000 人民幣千元
營運現金流入(附註33)	**3,185,523**	3,506,432
已收利息	**49,878**	90,283
已付利息	**(970,734)**	(1,115,283)
已付所得税	**(40,724)**	(126,346)
經營活動的現金流入淨額	**2,223,943**	2,355,086
投資活動:		
出售固定資產所得款項	**605,385**	1,019,811
出售其他投資所得款項	**—**	5,000
收聯營公司股息	**5,946**	59,064
長期應收款項(增加)/減少	**(345)**	21,291
租賃及設備訂金的付款	**(2,027,063)**	(105,740)
租賃及設備訂金的退款	**200,029**	262,465
資本性開支	**(1,492,126)**	(1,381,018)
購入其他投資	**(1,241)**	(137,119)
投資聯營公司	**(147,875)**	–
投資合營公司	**(178,372)**	–
投資活動的現金流出淨額	**(3,035,662)**	(256,246)
融資活動前的現金(流出)/流入淨額	**(811,719)**	2,098,840
融資活動:		
銀行及其他貸款所得的款項	**2,123,613**	261,849
償還銀行及其他貸款	**(890,228)**	(726,286)
償還融資性租賃負債的本金	**(1,756,098)**	(1,986,768)
少數股東出資	**707**	505
付少數股東的股息	**(45,867)**	(39,038)
融資活動的現金流出淨額	**(567,873)**	(2,489,738)
現金及現金等同資產的減少	**(1,379,592)**	(390,898)
年初的現金及現金等同資產結餘	**4,197,455**	4,588,353
年末的現金及現金等同資產結餘	**2,817,863**	4,197,455

第41頁至83頁所載財務報表附註為本財務報表組成部分。

1 公司背景

中國南方航空股份有限公司(「本公司」)及其附屬公司(「本集團」)主要從事提供國內、香港地區及國際客運、貨運及郵運服務，其航班的主要營運基地是廣州白雲國際機場，此乃本集團之航線網絡中樞及本公司總部之所在地。

本公司於一九九五年三月二十五日在中華人民共和國(「中國」)成立為一間股份有限公司，是作為受中國民用航空總局(「中國民航總局」)監管的國有企業南方航空(集團)公司(「南航集團」)重組的一部分，中國民航總局是受中國國務院直接監管的部級企業，負責統籌中國航空業的管理和發展。根據有關之重組，本公司由一九九五年一月一日起承繼南航集團的航空業務和相關業務，以及有關的資產和負債，代價是由本公司於一九九五年三月二十五日向南航集團配售2,200,000,000股每股面值人民幣1.00元的內資股。南航集團於同日成為本公司的控股公司。

於一九九七年七月份，本公司成功地將H股及美國存股證券(每張美國存股證券代表50股H股)分別在香港聯合交易所和紐約證券交易所掛牌。

2 主要會計政策

(a) **遵例聲明**

本集團及本公司的財務報表已按照國際會計準則委員會(「國準會」)所採納的會計準則、國準會計詮釋常務委員會頒佈的解釋及香港公司條例的披露規定編製。

(b) **編製基準**

本集團及本公司的財務報表根據歷史成本基準，並就部份固定資產重估所調整而編製。本集團及本公司已貫徹採用下列會計政策。

(c) **合併基準**

合併財務報表包括本公司及所有附屬公司截至每年十二月三十一日止的財務報表。附屬公司是指由本集團控制的企業。如果本集團有權直接或間接控制某企業的財務及經營決策，從而透過其業務獲益，便屬於控制該企業。附屬公司的財務報表由控制權生效當日至控制權終止當日期間記入合併財務報表內。

附屬公司的業績已包括在合併損益賬內，而少數股東應佔部分則於合併稅後利潤中扣減或加上。非全資附屬公司的少數股東應佔虧損按少數股東各自擁有的權益計算，惟不得超過少數股東所注入資本及其所佔儲備的數額。其後的所有其他虧損則由本公司承擔。

所有重大的公司內部往來結餘及交易已經在合併時冲銷。

2 主要會計政策(續)

(d) **帶息借款**

帶息借款最初以成本減應佔交易成本確認。在最初確認後，帶息借款是以攤銷成本列賬。成本與贖回價值之間的差額按實際利息基準在借款期間計入損益表內。

(e) **投資**

(i) *於附屬公司之投資*

於附屬公司之投資按成本減去耗蝕虧損列賬於本公司之資產負債表內(參看會計政策m)。

(ii) *於聯營公司及合營公司之投資*

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力的實體，但不是控制或共同控制其管理，包括參與其財務及經營決策。

合營公司是指本集團或本公司根據合約對該公司之業務擁有共同控制權。

本集團之合併損益賬包括本集團該年度佔各聯營公司及合營公司之業績。就合併資產負債表而言，於聯營公司及合營公司之投資乃按本集團所佔之資產淨值列賬。如本集團應佔虧損超過聯營公司或合營公司的賬面數額時，賬面數額會調減至零，同時不會繼續確認其他虧損，除非本集團已就聯營公司或合營公司作出承擔。

本公司損益賬內反映的聯營公司及合營公司業績只限於已收或應收的股息，並且該股息所屬期間截賬日期不可後於本公司的截賬日期，並且本公司收取該股息的權利需要在每年十二月三十一日前已獲確認。就本公司之資產負債表而言，於聯營公司及合營公司之投資乃按成本減去耗蝕虧損列賬(參看會計政策m)。

(iii) *其他投資*

其他投資是以成本減去耗蝕虧損列賬(參看會計政策m)。其他投資為於中國成立之公司之可供出售的非上市股本權益。由於這些股本權益沒有市場報價資料，因此，在不花費過大的成本的情況下，是不可能對其公平價值作出合理估計。

2. 主要會計政策(續)

(f) **固定資產及折舊**

固定資產按成本或重估值減去累計折舊及耗蝕虧損後列賬(參看會計政策m)。固定資產的賬面價值會定期進行重估,以確保其賬面價值與於結算日以公平價計算之金額沒有重大差異。

折舊乃根據固定資產之預計可用年限及估計殘值以直線法撇銷其成本或重估值(如適用)計算,詳情如下:

	應計折舊年限	**殘值**
建築物	15至40年	無
自置及以融資性租賃持有的飛機	8至15年	28.75%
其他飛行設備		
飛機發動機	8至15年	3%
其他,包括周轉件	8至15年	無
機器設備	5至10年	3%
汽車	6年	3%

土地使用權以直線法按授出年期或50年(以較短者為準)攤銷。

在建工程不計提任何折舊。

(g) **租賃資產**

融資性租賃之飛行設備在租賃開始日按公平價值與最低租賃付款額的現值中較低者列賬,並以直線法按資產租賃年期或估計可使用年限(以較短者為準)攤銷至殘值為止。對於本集團將於租賃期滿後購入擁有權的資產,是以直線法按估計可使用年限攤銷至殘值為止。

融資性租賃應付款按租賃之內含利率分為利息支出與債務償還部分。在租賃期內利息支出列入損益賬內,以使租賃期內各段期間均承擔按同一個利率計算之利息。

飛機出售和售後租回交易中所賺取的收益,若售後租回交易屬融資性租賃,有關收益會遞延入賬,並按有關租賃年期攤銷。而其他飛機出售和售後租回交易中所賺取的收益,若該交易是以公平價值達成,則有關收益會即時確認為收入。出售價高於公平價值之金額乃遞延入賬,並按該等資產預期使用年限而攤銷。

經營性租賃租金以直線法按有關租賃年期納入損益賬內。

(h) **在建工程**

在建工程是指辦公大樓、多項興建中的基建項目和有待安裝的設備,均按成本列賬。成本包括建築直接成本以及在建築和安裝期間的利息支出。縱使由有關中國當局所簽發的啟用證明書有任何延誤,當資產基本上可作既定用途時,這些成本會停止資本化,而在建工程則被轉為固定資產。

2 主要會計政策(續)

(i) 存貨

存貨主要包括消耗零備件和物資，按成本扣減適當的陳舊準備列賬，並於用作營運時轉為開支。成本是指平均單位成本。待出售的存貨按原賬面價值與可變現淨值中較低者列賬。可變現淨值是指預計重售售價。

(j) 應收賬款及其他應收款項

應收賬款及其他應收款項以成本減去耗蝕虧損列賬。耗蝕虧損是根據在結算日這些款項回收機會的評估而釐定。

(k) 遞延開支

因改裝、引進及核實若干經營性租賃飛機而引致的關税及其他直接成本，作遞延資產處理，並按有關租賃的年期攤銷。

(l) 現金及現金等同資產

現金及現金等同資產包括現金及存放於銀行或其他金融機構內原存款期在三個月內之存款。就合併現金流量表而言，現金及現金等同資產之餘額是經扣減銀行透支(若有的話)而呈列。

(m) 耗蝕虧損

除存貨(參看會計政策i)和遞延税項資產(參看會計政策t)外，本集團及本公司定期對資產的賬面值進行審閱，以評估其可回收值會否已下跌至低於賬面值。若發生任何事件或情況的變化，而顯示財務報表所列的資產賬面值可能無法回收時，這些資產便需進行耗蝕測試。假如出現這種減值情況，賬面金額會被減至可回收值。可回收值是按淨銷售價與使用價值兩者中的較高者釐定。使用價值是由資產產生的預期未來現金流量折現至其現值來確定。減值的金額乃在損益賬內確認為支出。

本集團及本公司在每個結算日評估是否有任何迹象顯示以往年度所確認的資產耗蝕虧損可能已不再存在。假如用以確定可回收值的估計有所改變，則耗蝕虧損便會被撥回。在引致減值或冲銷的情況及事件不再存在時，其後資產的可回收值的增加乃確認為收入。撥回的金額乃減去假如沒有出現減值或冲銷而原應確認為折舊的金額。

(n) 遞延收益

本集團獲多項與購買或經營性租賃若干飛機和發動機有關的收益。這些收益會被遞延至飛機和發動機付運時為止，用作減低購買飛機和發動機的成本，從而減低將來的折舊額，或在屆時進行攤銷，用以減低經營性租賃之飛機和發動機的租金開支。

2 主要會計政策(續)

(o) **收入確認**

源自客運、貨運和郵運服務的收入於提供運輸服務時入賬。尚未提供運輸服務的售票款，則納入流動負債內，作為預售機位。源自航運相關業務的收入於提供服務時入賬。收入按扣除銷售稅及中國民航總局基礎設施建設基金繳納之款項後淨額列示。

除非在收款上具有不明朗因素，否則利息收入按應計法於產生時確認。股息收入在本集團的領取權確定時予以入賬。

經營性租賃收入以直線法按有關租賃年期確認為收入。

(p) **運輸佣金**

運輸佣金在提供運輸服務及有關收入入賬時列為開支。尚未提供運輸服務的運輸佣金，則記錄於資產負債表內列作預付開支。

(q) **保養及大修費用**

自置飛機和以融資性租賃持有的飛機的例行保養和維修及大修費用在發生時於損益表內列為開支。關於以經營性租賃持有的飛機在交回出租人之前所需進行的指定大修，其估計成本乃按其租賃年期計提準備。

(r) **外幣換算**

年度內發生的外幣交易按交易當日適用的滙率換算為人民幣。

於結算日以外幣結算之貨幣性結餘按結算日中國人民銀行所公佈的滙率換算為人民幣。滙兌差額在損益賬內處理。

(s) **借貸成本**

除直接用作購置或建造需要頗長準備時間才可作既定用途的資產的有關借貸成本予以資本化外，其他借貸成本在發生期間於損益賬內列為開支。

(t) **遞延稅項**

遞延稅項是按負債法對作財務報表用途的賬面值與作計稅用途的課稅金額之間的所有暫時差異予以計提的，但不包括與資產或負債的最初確認而不影響會計利潤／虧損及應課稅利潤／虧損的差異。

可用於抵扣未來課稅利潤的稅務虧損會被確認為遞延稅項資產，並與同一法定稅務單位及司法管轄區有關的遞延稅項負債作抵銷。遞延稅項資產淨額會就不再有可能實現的相關稅務利益作相應的調減。

2 主要會計政策(續)

(u) **退休金**

退休金計劃的供款和支付予退休僱員的額外退休福利，在發生時於損益賬內列支。

(v) **常客飛行獎勵計劃**

本集團維持兩個常客飛行獎勵計劃，分別為《南航明珠俱樂部》及《白鷺里程計劃》。該兩個計劃根據累計飛行哩數提供飛行獎賞予會員。免費飛行所帶來的估計遞增成本會被確認為費用，而隨着飛行哩數的累積所帶來的估計遞增成本會以預提費用形式列為流動負債處理。當會員領取飛行獎賞或其領取權期限屆滿時，遞增成本債務會相應予以冲減，以反映債務的完結。

常客飛行獎勵計劃的里程銷售收入於提供相關運輸服務時確認為收入。

(w) **準備**

如本集團或本公司須就以往的事件承擔法律或推定責任，而且有可能因承擔這些責任而導致經濟利益流失時，便須在資產負債表內確認準備。如果影響重大，則按除税前折讓率將預期未來現金流量折讓。該折讓率應是反映市場當時所評估的貨幣時間價值和負債的獨有風險(如適用)。

(x) **關連人士**

就本財務報表而言，如果本集團有能力直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有能力直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，則被視為關連人士。關連人士可為個別人士或公司。

(y) **分部報告**

本集團主要從事單一業務，即提供空運服務。運輸收入及經營溢利之區域性分析是根據以下基準作出：

(i) 於中國境內(不包括香港)提供服務所賺取的運輸收入屬於國內業務收入，提供中國與香港及中國與海外市場間去程／回程服務所賺取的運輸收入分別劃歸為香港地區業務收入及國際業務收入。

(ii) 提供售票服務、通用航空及地面服務、航空配餐及其他不同服務所賺取的其他收入按提供該服務所在地劃歸為該地區的業務收入。

(z) **估計之使用**

本集團及本公司按照國際會計準則編製的財務報表需要管理層為有關財務報表作出估計及假設，該等估計及假設影響財務報表結算日所呈報之資產及負債的金額及或然資產及負債之披露，以及於呈報期內呈報之收入及支出之金額。實際結果可能會與估計出現差異。

3 營業額

營業額包括空運業務及空運有關業務在扣除銷售稅及向中國民航總局基礎設施建設基金繳納之款項後所得之收入。以下為營業額之分析：

	2001 人民幣千元	2000 人民幣千元
運輸收入		
客運	**15,055,496**	13,254,714
貨運及郵運	**1,406,036**	1,451,445
	16,461,532	14,706,159
其他收入		
佣金收入	**129,157**	134,252
通用航空服務收入	**61,292**	53,161
地面服務收入	**55,388**	63,111
航空配餐收入	**29,523**	23,654
飛機租賃收入	**65,486**	110,635
其他	**77,280**	87,346
	418,126	472,159
	16,879,658	15,178,318

根據中國各種有關銷售稅之細則與條例，本集團須向國家與地方稅務機關繳付的銷售稅及稅率如下：

收入種類	適用之銷售稅率
運輸收入	運輸收入的3%(二零零零年：3%)；所有入境之國際及香港地區航班均獲豁免銷售稅。
其他收入	佣金收入、通用航空服務收入及地面服務收入的3%(二零零零年：3%)和其他收入的3%至5%(二零零零年：3%至5%)。

在截至二零零一年十二月三十一日止年度所產生之銷售稅總額為人民幣568,407,000元(二零零零年：人民幣510,460,000元)，並已從收入內扣除。

此外，本集團須分別按國內及國際／香港地區運輸收入的5%及2%(二零零零年：分別為5%及2%)繳納中國民航總局基礎設施建設基金。在截至二零零一年十二月三十一日止年度內，本集團應繳納的中國民航總局基礎設施建設基金的總額為人民幣759,385,000元(二零零零年：人民幣666,982,000元)。

3 營業額(續)

根據中國民航總局發出的批准文件，本集團向國內及香港地區航線的乘客收取燃油附加費，規定的收費詳情如下：

適用航線及期間	燃油附加費的費率
國內航線	
由二零零零年十一月一日至二零零一年二月五日	每位乘客不超過公佈票價的20%或人民幣150元，以較低者為準
由二零零一年二月六日至二零零一年十二月三十一日	每位乘客不超過公佈票價的14%或人民幣150元，以較低者為準
由二零零二年一月一日起	每位乘客不超過公佈票價的8%
香港地區航線	
由二零零零年十一月十六日起	每位乘客人民幣64元至人民幣70元

燃油附加費乃本集團運輸收入的一部分。本集團截至二零零一年十二月三十一日止年度的燃油附加費收入總額約為人民幣10.01億元(二零零零年：人民幣1.49億元)。

4 除稅及少數股東權益前利潤

	2001 人民幣千元	2000 人民幣千元
除稅及少數股東權益前利潤已扣除下列各項：		
營運開支		
燃料	**3,548,860**	3,240,129
飛機維修	**1,844,836**	1,602,235
航綫	**4,104,870**	3,659,312
折舊		
自置資產	**1,260,020**	1,238,465
以融資性租賃持有之資產	**542,442**	606,814
遞延開支的攤銷	**12,512**	18,510
經營性租賃租金		
飛機及飛行設備	**1,912,832**	1,615,574
土地及建築物	**91,857**	97,551
員工成本		
薪金及福利	**1,272,249**	1,139,808
退休金計劃供款	**77,833**	68,829
辦公室及行政費用	**472,613**	426,771
核數師酬金	**7,400**	7,400
其他	**330,661**	274,819
	15,478,985	13,996,217
利息支出		
須於五年內全數償還之銀行及其他貸款的利息支出	**148,554**	82,675
其他貸款的利息支出	**169,703**	245,994
融資性租賃負債的財務費用	**620,687**	745,567
減：資本化的借貸成本	**(5,227)**	—
淨利息支出	**933,717**	1,074,236
及計入下列各項：		
出售及售後租回交易收益之攤銷	**15,379**	23,065
非上市投資之股息收入	**2,704**	3,359

本年度股東應佔利潤包括已在本公司之財務報表中反映的人民幣112,134,000元利潤(二零零零年：人民幣380,434,000元)。

5 出售固定資產之(損失)／利潤

出售固定資產之(損失)／利潤代表：

	2001 人民幣千元	2000 人民幣千元
飛機(註釋)	**59,855**	377,817
員工宿舍(附註28)	**(110,723)**	—
飛行設備及其他	**(5,021)**	(5,221)
	(55,889)	372,596

註釋：

根據在二零零零年及二零零一年訂立之若干出售及售後租回安排，本集團分別出售了四架波音757-200及兩架空中客車320-200飛機予獨立第三者，並隨即與該第三者達成經營性租賃租回該等飛機，租期為七至八年。截至二零零一年十二月三十一日止年度，本集團把有關的出售及售後租回安排所得的收益，即出售收入減飛機之賬面淨值及有關出售費用後之金額人民幣59,855,000元(二零零零年：人民幣377,817,000元)，作為利潤處理，飛機的出售收入接近飛機在出售日的公平價值。

6 董事、監事及高級行政人員之酬金

(a) 董事及監事之酬金

	2001 人民幣千元	2000 人民幣千元
袍金	**106**	—
薪金、津貼及實物利益	**848**	906
退休福利	**53**	69
獎金	**293**	381
	1,300	1,356

本集團於年內付給非執行董事的袍金共為人民幣106,000元(二零零零年：無)，已包括在上述袍金內。

董事及監事之人數及酬金金額範圍之分析如下：

	2001 人數	2000 人數
無 — 港幣1,000,000元(等值人民幣1,060,600元)	**14**	16

6 董事、監事及高級行政人員之酬金(續)

(b) 高級行政人員之酬金

本集團於本年度內所支付予五位最高薪人員(包括董事及監事)之酬金詳情如下：

	2001 人民幣千元	2000 人民幣千元
薪金、津貼及實物利益	**1,070**	923
退休福利	**17**	12
	1,087	935

本集團支付予五位最高薪人員(包括董事及監事)之人數及酬金金額範圍之分析如下：

	2001 人數	2000 人數
董事及監事	**1**	1
員工	**4**	4
	5	5
無 — 港幣1,000,000元(等值人民幣1,060,600元)	**5**	5

7 稅項

合併損益表上之稅項包括：

	2001 人民幣千元	2000 人民幣千元
中國所得稅	**37,032**	59,297
佔聯營公司及合營公司之稅項	**8,085**	12,024
	45,117	71,321
遞延稅項費用(附註16)	**275,402**	267,586
	320,519	338,907

根據中國之所得稅細則及條例，本集團須按33%稅率繳納中國所得稅。

就本集團之境外航空業務而言，本集團已根據境外政府與中國政府訂立之雙邊航空協議獲豁免境外稅項，或一直在該等境外地區內蒙受稅務虧損，故本年度並沒有提取任何境外稅項準備。

7 稅項(續)

在合併損益表內的實際稅項金額與除稅及少數股東權益前利潤按33%稅率計算的金額有所分別，是由於下列的原因：

	2001 人民幣千元	2000 人民幣千元
除稅及少數股東權益前合併利潤	**795,256**	931,230
按33%預計的中國所得稅	**262,434**	307,306
調整：		
出售和售後租回交易的收益及其攤銷	**(5,075)**	(7,612)
按15%稅率納稅的附屬公司所引致的稅率差異	**(51,245)**	(40,745)
不可抵扣的支出	**154,152**	70,512
其他，淨額	**(39,747)**	9,446
	320,519	338,907

根據有關的中國稅務規定，國內承租人須就定期付予海外出租人之租金繳納中國預提稅。視乎情況而定，此稅項是按租賃付款額的10%至20%固定稅率，或在某些情況下，按該租金的利息部分計算。根據國家稅務局之一份批文，飛機承租人就一九九九年九月一日前訂立之租賃安排獲豁免中國預提稅。

截至二零零一年十二月三十一日止年度內，本集團在一九九九年九月一日或以後訂立的經營性租賃應繳納之預提稅人民幣11,962,000元(二零零零年：人民幣5,020,000元)已包括在本年度的經營性租賃費用內。

8 股息

本公司在截至二零零一年十二月三十一日止年度內沒有派發中期股息(二零零零年：無)。

董事會於二零零二年四月十二日提議本公司派發期末股息，每股人民幣0.02元(二零零零年：無)，共人民幣67,484,000元(二零零零年：無)。此項提議尚待股東將於股東周年大會批准。這於二零零一年十二月三十一日後才提議派發的期末股息並沒有在該日確認為負債。

9 每股基本盈利

每股基本盈利乃是根據股東應佔的合併利潤人民幣340,225,000元(二零零零年：人民幣501,771,000元)和年內已發行股份的加權平均股數即3,374,178,000股(二零零零年：3,374,178,000股)計算。

攤薄之每股淨利潤並未列出，因為此兩年度內並沒有具攤薄性的潛在普通股存在。

10 固定資產

	土地使用權及建築物 人民幣千元	飛機 自置 人民幣千元	飛機 以融資性租賃持有 人民幣千元	其他飛行設備，包括周轉件 人民幣千元	機器、設備及汽車 人民幣千元	合計 人民幣千元
(a) 集團						
成本／估值：						
於二零零一年一月一日	3,193,018	7,828,402	12,184,637	5,332,216	1,396,946	29,935,219
增購	28,324	514,044	—	530,281	124,117	1,196,766
在建工程轉入	285,761	—	—	—	46,097	331,858
因行使購買權重新分類	—	730,110	(730,110)	—	—	—
售出	(151,832)	(681,431)	—	(3,875)	(27,271)	(864,409)
於二零零一年十二月三十一日	3,355,271	8,391,125	11,454,527	5,858,622	1,539,889	30,599,434
代表：						
按成本記賬	2,528,949	3,055,352	6,117,583	3,617,552	1,131,947	16,451,383
按一九九六年估值記賬	826,322	5,335,773	5,336,944	2,241,070	407,942	14,148,051
	3,355,271	8,391,125	11,454,527	5,858,622	1,539,889	30,599,434
累計折舊：						
於二零零一年一月一日	258,532	1,285,561	1,952,103	1,937,087	856,987	6,290,270
本年度折舊	123,877	367,301	542,442	527,893	240,949	1,802,462
因行使購買權重新分類	—	256,156	(256,156)	—	—	—
冲回售出固定資產的折舊	(2,099)	(174,793)	—	(791)	(25,452)	(203,135)
於二零零一年十二月三十一日	380,310	1,734,225	2,238,389	2,464,189	1,072,484	7,889,597
賬面淨值：						
於二零零一年十二月三十一日	2,974,961	6,656,900	9,216,138	3,394,433	467,405	22,709,837
於二零零零年十二月三十一日	2,934,486	6,542,841	10,232,534	3,395,129	539,959	23,644,949

10 固定資產(續)

	土地使用權及建築物 人民幣千元	飛機 自置 人民幣千元	飛機 以融資性租賃持有 人民幣千元	其他飛行設備，包括周轉件 人民幣千元	機器、設備及汽車 人民幣千元	合計 人民幣千元
(b) 公司						
成本／估值：						
於二零零一年一月一日	1,050,014	4,398,331	12,184,637	3,551,493	784,975	21,969,450
增購	3,831	—	—	151,603	71,789	227,223
在建工程轉入	22,529	—	—	—	19,873	42,402
因行使購買權重新分類	—	730,110	(730,110)	—	—	—
售出	—	(678,053)	—	(3,875)	(13,510)	(695,438)
於二零零一年十二月三十一日	1,076,374	4,450,388	11,454,527	3,699,221	863,127	21,543,637
代表：						
按成本記賬	862,280	836,474	6,117,583	2,239,104	630,453	10,685,894
按一九九六年估值記賬	214,094	3,613,914	5,336,944	1,460,117	232,674	10,857,743
	1,076,374	4,450,388	11,454,527	3,699,221	863,127	21,543,637
累計折舊：						
於二零零一年一月一日	78,802	811,269	1,952,103	1,394,454	535,565	4,772,193
本年度折舊	33,502	211,080	542,442	370,432	153,369	1,310,825
因行使購買權重新分類	—	256,156	(256,156)	—	—	—
冲回售出固定資產的折舊	—	(171,739)	—	(791)	(12,800)	(185,330)
於二零零一年十二月三十一日	112,304	1,106,766	2,238,389	1,764,095	676,134	5,897,688
賬面淨值：						
於二零零一年十二月三十一日	964,070	3,343,622	9,216,138	1,935,126	186,993	15,645,949
於二零零零年十二月三十一日	971,212	3,587,062	10,232,534	2,157,039	249,410	17,197,257

本集團基本上所有建築物均位於中國。本集團已獲有關中國政府部門正式授予二十幅位於廣州、深圳、珠海、北海、長沙、汕頭、海口、鄭州、貴陽及武漢之土地的土地使用權，租約年期為三十至七十年，於二零二零年至二零六八年間期滿。就其他本集團建築物所在之中國地區之土地，本集團根據本公司與南航集團訂立之若干租賃協議獲正式授予其使用權，年期由一九九七年第二季度起計為一至五年不等。除非簽約一方提出適當通知終止協議，否則各項起始期為一年之租賃協議自動延期一年。就此等租賃協議，本集團於二零零一年內向南航集團支付了人民幣15,224,000元之租金(二零零零年：人民幣15,224,000元)。

10 固定資產(續)

按照有關中國股份制企業首次公開發售股票的法規及條例，本集團於一九九六年十二月三十一日之固定資產由一間於中國註冊之獨立估值行廣州資產評估公司按折舊重置成本法進行估值，並得到中國國家國有資產管理局的批准。

根據國際會計準則第16條《物業、廠房及設備》，在一九九六年的重估後，本集團的固定資產除土地使用權外，乃按照重估金額入賬，重估金額代表重估日之公平價值減去重估後的任何累計折舊及耗蝕虧損。本集團會定期進行重估，以確保賬面金額與公平價值在結算日沒有重大差異。根據董事就本集團於二零零零年十二月三十一日的固定資產而進行的重估，固定資產的賬面金額與其公平價值沒有重大差異。

以上重估的影響是增加本集團未來折舊費用約每年人民幣65,000,000元。若固定資產按成本列賬，即不計入重估的影響，則本集團及本公司於二零零一年十二月三十一日之固定資產賬面淨值將分別約人民幣22,457,489,000元及人民幣15,531,066,000元(二零零零年：分別約人民幣23,326,601,000元及人民幣17,004,862,000元)，並由下列項目組成：

	集團		公司	
	2001 **人民幣千元**	2000 人民幣千元	**2001** **人民幣千元**	2000 人民幣千元
土地使用權及建築物	**2,942,666**	2,780,413	**983,174**	956,814
飛機				
一自置	**9,660,992**	9,118,273	**5,325,222**	5,293,169
一以融資性租賃持有	**11,934,083**	12,644,189	**11,934,083**	12,644,189
飛行設備及其他	**8,308,997**	7,638,700	**4,933,760**	4,707,880
	32,846,738	32,181,575	**23,176,239**	23,602,052
減：累計折舊	**10,389,249**	8,854,974	**7,645,173**	6,597,190
	22,457,489	23,326,601	**15,531,066**	17,004,862

於二零零一年十二月三十一日，本集團及本公司賬面總值分別為人民幣14,295,480,000元及人民幣12,104,631,000元之若干飛機已用作若干貸款及租賃協議之抵押品(二零零零年：分別為人民幣15,615,561,000元及人民幣13,299,274,000元)(參看附註21及22)。

於本年間，本集團進行了若干安排將幾架飛機出租予獨立第三者，租賃期一般由一個月至兩個月不等。相關飛機由租期開始直至二零零一年十二月三十一日或租約期滿之日(取較先之日)期間確認的折舊合共為人民幣9,671,000元(二零零零年：人民幣19,027,000元)。

11 在建工程

在建工程是指於二零零一年十二月三十一日在整體上尚未完成之建築物、職工宿舍及其他設施在興建時所產生之開支，分析如下：

	2001 人民幣千元	2000 人民幣千元
本公司		
廣州新機場設施	**63,766**	19,550
海口新機場設施	**48,711**	26,394
廣州售票中心	**33,345**	30,386
鄭州培訓中心	**22,289**	22,289
廣州航空醫療中心	**17,661**	—
機務航材系統	**16,044**	—
湖北餐飲樓	**14,404**	—
電腦化維修資訊系統	**1,557**	18,040
珠海飛行培訓設施	**—**	4,962
其他	**43,095**	30,327
	260,872	151,948
附屬公司		
廈門飛行培訓設施	**32,088**	34,418
福州長樂機場設施	**9,954**	7,728
珠海員工宿舍	**5,902**	7,285
桂林辦公大樓	**—**	50,264
貴州機場設施	**—**	46,137
珠海直升機設施	**—**	16,153
貴州員工宿舍	**—**	8,603
其他	**31,247**	14,358
	79,191	184,946
	340,063	336,894

12 於附屬公司權益

	公司	
	2001	2000
	人民幣千元	人民幣千元
非上市公司股份／出資，按成本列賬	**948,647**	956,346
應收附屬公司款項	**1,031,811**	1,431,469
	1,980,458	2,387,815

有關本公司附屬公司之詳情載於附註36。

13 於聯營公司權益

	集團		公司	
	2001	2000	2001	2000
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
除商譽以外應佔之資產淨值	**531,055**	348,272	**—**	—
非上市出資，按成本列賬	**—**	—	**292,340**	219,943
投資聯營公司之耗蝕虧損	**—**	—	**(61,267)**	(28,197)
	531,055	348,272	**231,073**	191,746

有關本集團聯營公司之詳情載於附註37。

14 於合營公司權益

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
除商譽以外應佔之資產淨值	**174,338**	—	**—**	—
非上市出資,按成本列賬	**—**	—	**178,372**	—
	174,338	—	**178,372**	—

有關本集團合營公司之詳情載於附註37。

集團應佔合營公司的資產、負債、收入及開支的分析如下:

	2001	2000
	人民幣千元	人民幣千元
非流動資產	**64,152**	—
流動資產	**114,033**	—
流動負債	**(3,847)**	—
淨資產	**174,338**	—
收入	**—**	—
開支	**(4,034)**	—
淨虧損	**(4,034)**	—

15 遞延開支

遞延開支是指本集團就經營性租賃之飛機於各租賃開始時支付的關稅及其他直接成本:

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
關稅及其他直接成本	**257,509**	258,515	**168,265**	172,588
減:累計攤銷	**209,326**	196,814	**136,335**	126,335
	48,183	61,701	**31,930**	46,253

16 遞延稅項

遞延稅項(負債)／資產淨額的變動如下：

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於一月一日結餘	**(244,175)**	23,411	**(63,832)**	168,349
從損益賬轉入(附註7)	**(275,402)**	(267,586)	**(230,159)**	(232,181)
於十二月三十一日結餘	**(519,577)**	(244,175)	**(293,991)**	(63,832)

於二零零一年十二月三十一日，遞延稅項負債由以下項目的稅務影響所組成：

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
遞延稅項資產：				
稅務虧損	**175,926**	369,501	**175,926**	369,501
維修費用預提	**171,122**	65,877	**176,611**	71,366
資本化維修費	**265,319**	213,792	**196,131**	151,939
預提費用	**295,597**	261,803	**295,597**	261,803
其他	**122,321**	102,965	**168,300**	154,619
遞延稅項資產總額	**1,030,285**	1,013,938	**1,012,565**	1,009,228
遞延稅項負債：				
附屬公司未分派利潤	**219,330**	190,560	**219,330**	190,561
維修費用預提	**73,851**	66,827	**—**	—
固定資產折舊	**1,237,532**	980,705	**1,087,226**	882,499
其他	**19,149**	20,021	**—**	—
遞延稅項負債總額	**1,549,862**	1,258,113	**1,306,556**	1,073,060
遞延稅項負債淨額	**(519,577)**	(244,175)	**(293,991)**	(63,832)

17 存貨

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
消耗零備件及維修物料	**433,778**	424,356	**129,517**	169,405
其他物資	**33,240**	40,629	**19,020**	24,966
	467,018	464,985	**148,537**	194,371

於二零零零年及二零零一年十二月三十一日,上述所有存貨均並非以變現淨值列賬。

18 應收賬款

本集團向銷售代理及其他客戶提供的信貸期限一般由一個月至三個月不等。以下是應收賬款(已減去耗蝕虧損)的賬齡分析:

	本集團		本公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
一個月內	**419,765**	748,893	**263,850**	425,363
超過一個月但少於三個月	**128,388**	27,659	**82,493**	19,015
超過三個月但少於十二個月	**8,389**	12,218	**5,467**	3,614
	556,542	788,770	**351,810**	447,992

於二零零一年十二月三十一日,本集團及本公司有人民幣55,115,000元(二零零零年:人民幣53,503,000元)應收同系附屬公司,已包括在應收賬款內。

所有應收賬款預計將於一年內收回。

19 應付關連公司款項

應付關連公司款項指與本公司控股公司及中國民航總局及其附屬機構的結餘，該等結餘是無抵押、免息及須於接獲通知時償還。

20 現金及現金等同資產

現金及現金等同資產包括銀行存款、現金及存放於南航集團財務有限公司(「南航財務」)的存款。南航財務是一家受南航集團控制的中國核准金融機構，並同時為本集團的聯營公司。根據本公司與南航財務於一九九七年五月二十二日簽訂的財務協議，於二零零一年十二月三十一日，南航財務從本集團收到的所有存款已即時由其存放於幾家指定的主要國內銀行。於二零零一年十二月三十一日，本集團及本公司在南航財務的存款總額分別為人民幣1,341,126,000元及人民幣1,316,709,000元(二零零零年：分別為人民幣1,961,890,000元及人民幣1,910,001,000元)。

21 銀行及其他貸款

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於下列期間到期的銀行貸款：				
一年內	**2,177,516**	783,115	**1,379,277**	392,567
第二年	**880,836**	758,844	**517,018**	405,392
第三至第五年				
(包括首尾兩年在內)	**1,992,143**	1,827,429	**1,299,383**	1,122,719
第五年後	**751,615**	1,196,425	**295,282**	564,885
	5,802,110	4,565,813	**3,490,960**	2,485,563
於第二年到期的其他貸款：	**3,000**	6,000	**—**	—
	5,805,110	4,571,813	**3,490,960**	2,485,563
列作流動負債的本期部分	**(2,177,516)**	(783,115)	**(1,379,277)**	(392,567)
	3,627,594	3,788,698	**2,111,683**	2,092,996

21 銀行及其他貸款(續)

於二零零一年十二月三十一日,本集團及本公司的若干銀行貸款總額分別為人民幣3,741,749,000元及人民幣2,092,616,000元(二零零零年:分別為人民幣4,395,458,000元及人民幣2,485,563,000元),是以本集團及本公司若干飛機作抵押。於二零零一年十二月三十一日,若干銀行貸款亦由下列各方作出擔保:

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
美國進出口銀行	**2,744,093**	3,154,743	**1,435,313**	1,691,449
中國銀行	**892,390**	1,108,068	**552,037**	661,467
中國建設銀行	**105,266**	132,647	**105,266**	132,647
南航集團	**1,298,344**	—	**1,098,344**	—
	5,040,093	4,395,458	**3,190,960**	2,485,563

原到期日超過一年的銀行及其他貸款的詳情如下:

	利率及最終到期日	本集團		本公司	
		2001	2000	**2001**	2000
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
以人民幣為單位之貸款:					
建築工程貸款	於二零零一年十二月三十一日之浮動年利率為5.10%至5.46%不等,至二零零九年期間到期	**15,562**	19,410	**—**	—
	於二零零一年十二月三十一日之浮動年利率為6.21%,至二零一零年償還	**100,000**	—	**100,000**	—
	來自一市政府機關之免息貸款,於二零零三年償還	**3,000**	6,000	**—**	—

21 銀行及其他貸款(續)

原到期日超過一年的銀行及其他貸款的詳情如下：

	利率及最終到期日	本集團 2001 人民幣千元	本集團 2000 人民幣千元	本公司 2001 人民幣千元	本公司 2000 人民幣千元
購買飛機之貸款	於二零零一年十二月三十一日之浮動年利率為5.35%至5.46%不等，至二零零三及二零零四年期間到期	**164,000**	—	**—**	—
	於二零零一年十二月三十一日之浮動年利率為5.43%於二零零六年期間到期	**321,700**	—	**321,700**	—
以美元為單位之貸款：					
購買飛機之貸款	於二零零一年十二月三十一日之固定年利率為5%至8.33%不等，至二零零九年期間到期	**3,741,749**	4,395,458	**2,092,616**	2,485,563
購買飛行設備之貸款	於二零零一年十二月三十一日之固定年利率為8.35%，至二零零四年期間到期	**27,994**	21,190	**—**	—
		4,374,005	4,442,058	**2,514,316**	2,485,563
減：列作流動負債的本期部分		**(746,411)**	(653,360)	**(402,633)**	(392,567)
		3,627,594	3,788,698	**2,111,683**	2,092,996

於二零零一年十二月三十一日，本集團及本公司的銀行及其他貸款包括無抵押短期銀行貸款分別合共人民幣1,431,105,000元及人民幣976,644,000元(二零零零年：分別為人民幣129,755,000元及無)。於該日，本集團及本公司的短期借款加權平均利率分別為4.28%及4.10%(二零零零年：集團為5.8%)。

於二零零一年十二月三十一日，本集團獲得多家中國商業銀行的貸款安排，提供最高約為人民幣15億元(二零零零年：人民幣10億元)的銀行融資。於二零零一年十二月三十一日，約人民幣3億元已被運用(二零零零年：無)。

22 融資性租賃債務

本集團及本公司就飛機及有關設備有將於二零零二年至二零一零年間期滿的融資性租賃承擔。於二零零一年十二月三十一日,根據這些融資性租賃需在未來付出之款項,79%以美元為單位,21%以日元為單位(二零零零年:分別為78%及22%)如下:

	2001			2000		
	付款 人民幣千元	利息 人民幣千元	債務 人民幣千元	付款 人民幣千元	利息 人民幣千元	債務 人民幣千元
本集團及本公司						
於下列期間到期的結餘:						
一年內	**1,960,822**	**508,893**	**1,451,929**	2,408,764	632,608	1,776,156
第二年	**1,891,234**	**412,673**	**1,478,561**	2,010,726	514,118	1,496,608
第三至第五年(包括首尾兩年在內)	**4,075,079**	**807,570**	**3,267,509**	4,749,361	1,025,997	3,723,364
第五年後	**3,203,544**	**257,980**	**2,945,564**	4,712,555	516,242	4,196,313
	11,130,679	**1,987,116**	**9,143,563**	13,881,406	2,688,965	11,192,441
減:列作流動負債之本期部份			**(1,451,929)**			(1,776,156)
			7,691,634			9,416,285

若干融資性租約安排包括由本公司與若干附屬公司之間訂立的融資性租賃,以及該等附屬公司與銀行之間的相關貸款安排。本公司已對附屬公司的銀行貸款債務作出擔保,因此,有關租賃的資產及負債已記錄於資產負債表內,以反映交易的實質內容。故此,本公司及本集團在這些租賃下的未來付款,已按附屬公司與銀行之間的銀行貸款的付款金額呈列。

根據租賃的條款,本集團擁有認購權,可於租賃期滿或將屆滿時以公平市值購買若干飛機及以公平市值或各出租人所界定的飛機成本的若干百分比購買其他飛機。

包括有關資產及保險單在內的抵押品,已提供予出租人作為抵押。

於二零零一年十二月三十一日,本集團及本公司已將賬面值為人民幣9,216,138,000元(二零零零年:人民幣10,232,534,000元)的若干飛機作為抵押,以取得金融機構給予出租人的信貸,該等信貸的結餘合共為人民幣9,143,563,000元(二零零零年:為人民幣11,192,441,000元)。

23 應付賬款

應付賬款賬齡分析如下：

	本集團		本公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於一個月內到期或接獲通知時償還	**140,172**	180,227	**101,977**	147,920
一個月後但三個月內到期	**194,665**	248,691	**128,177**	189,129
三個月後但六個月內到期	**255,863**	329,381	**189,716**	283,693
	590,700	758,299	**419,870**	620,742

於二零零一年十二月三十一日，本集團及本公司有人民幣433,278,000元(二零零零年：人民幣600,717,000元)應付同系附屬公司，已包括在應付賬款內。

所有應付賬款將於一年內清還。

24 大修準備

經營性租賃持有飛機的大修準備詳情如下：

	本集團		本公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
於一月一日之結餘	**241,895**	289,228	**79,917**	108,845
本年準備	**12,889**	15,267	**17,444**	5,504
使用	**(67,659)**	(62,600)	**(49,207)**	(34,432)
於十二月三十一日之結餘	**187,125**	241,895	**48,154**	79,917
於二零零一年十二月三十一日大修準備之結餘包含：				
本期部分(包括在預提費用)	**61,464**	75,812	**—**	52,000
非本期部分	**125,661**	166,083	**48,154**	27,917
	187,125	241,895	**48,154**	79,917

25 股本

	2001 人民幣千元	2000 人民幣千元
註冊股本：		
2,200,000,000股內資股每股面值人民幣1.00元	**2,200,000**	2,200,000
1,174,178,000股H股每股面值人民幣1.00元	**1,174,178**	1,174,178
	3,374,178	3,374,178
已發行及繳足股本：		
2,200,000,000股內資股每股面值人民幣1.00元	**2,200,000**	2,200,000
1,174,178,000股H股每股面值人民幣1.00元	**1,174,178**	1,174,178
	3,374,178	3,374,178

所有內資股及H股在各重大方面均享有完全同等之權益。

26 儲備

本年度儲備的變動如下：

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
股本溢價	**3,813,659**	3,813,659	**3,813,659**	3,813,659
法定公積金(註釋(a))				
於一月一日結餘	**381,216**	367,767	**121,943**	121,943
損益賬轉入	**10,651**	13,449	**—**	—
於十二月三十一日結餘	**391,867**	381,216	**121,943**	121,943
法定公益金(註釋(b))				
於一月一日結餘	**219,877**	213,960	**114,558**	114,558
損益賬轉入	**5,563**	5,917	**—**	—
於十二月三十一日結餘	**225,440**	219,877	**114,558**	114,558
任意公積金(註釋(c))				
於一月一日結餘	**63,852**	58,157	**—**	—
損益賬轉入	**6,015**	5,695	**—**	—
於十二月三十一日結餘	**69,867**	63,852	**—**	—
留存利潤／(累計虧損)				
於一月一日結餘	**1,028,656**	551,946	**355,582**	(24,852)
本年利潤	**340,225**	501,771	**112,134**	380,434
撥作儲備	**(22,229)**	(25,061)	**—**	—
於十二月三十一日結餘	**1,346,652**	1,028,656	**467,716**	355,582
合計	**5,847,485**	5,507,260	**4,517,876**	4,405,742

26 儲備(續)

註釋:

(a) 根據中國公司法及本公司和若干附屬公司之公司章程規定,本公司及有關附屬公司須將它們每年除稅後利潤的10%撥入法定公積金,直至公積金結餘相等於註冊股本之50%。除稅後利潤是按照有關中國會計準則計算。在提撥法定公積金前不得分發股息。

法定公積金可用以彌補以前年度虧損(如有),亦可按現有持股比例發行新股予股東或增加股東所持股份的面值而轉換為股本,但轉換後之結餘不可少於註冊股本的25%。

(b) 根據中國公司法與本公司及若干附屬公司之公司章程規定,本公司及有關的附屬公司須將它們每年除稅後利潤的5%至10%撥入法定公益金。除稅後利潤是按照相關中國會計準則計算。這基金只可用於本公司及有關附屬公司職工之集體福利上,例如興建宿舍、飯堂及其他福利設施。這項基金除清盤外不得分發。在提撥法定公益金前,不得分發股息。

(c) 從損益表轉入這項儲備須經股東大會議決通過。該儲備的用途與法定公積金類似。

(d) 根據中國公司法及本公司的公司章程,中國法定財務報表內所呈報的除稅後淨利潤須於作出以下準備後方可作為股息分派:

(i) 彌補以前年度的累計虧損(如有);

(ii) 至少分配除稅後利潤的10%作為法定公積金,直至其累積總額相當於本公司的註冊資本的50%;

(iii) 分配按中國會計規則及條例計算的除稅後利潤的5%至10%作為本公司的法定公益金;及

(iv) 倘獲股東批准,則分配派作任意公積金。

根據本公司的公司章程,就利潤分派而言,本公司的淨利潤將取下列兩項之較少者:(i)根據中國會計準則及財務規例釐定的淨利潤;(ii)根據國際會計準則計算的淨利潤;或倘本公司之財務報表並非根據國際會計準則編製,則以股份上市的其中一個國家的會計準則編製之財務報表之淨利潤。

於二零零一年十二月三十一日,本公司的可供分配之儲備共約為人民幣4.68億元(二零零零年:無)。

27 與關連人士的交易

本集團在本年度內所進行的絕大部分交易，均與中國民航總局或其他有關中國政府機關按照其所指定的條款進行。此外，多家交易單位均受以上機構監管，或為該等機構之關連方。

由本集團和其他中國航空公司所提供的國內和國際航線的定期航班服務均由中國民航總局分配。國際機票價格受中國民航總局代表中國政府與其他政府簽訂的雙邊協議所規限。國內機票價格則由中國民航總局與中國物價管理局共同監管。

此外，本集團在一般業務往來中，獲得南航集團及其關連機構所提供的各種補充性的行政及財務服務。

以下為本年度內本集團、南航集團、中國民航總局及其關連公司在正常業務經營中之重大經常性交易的摘要：

	註釋	2001 人民幣千元	2000 人民幣千元
費用			
手續費	(a)	**16,161**	13,783
航空油料供應	(b)	**2,586,688**	2,387,646
飛機保險	(c)	**123,439**	85,431
飛機濕租費	(d)	**300,000**	108,699
擔保費	(e)	**1,490**	1,985
機票訂位服務費	(f)	**110,134**	82,725
乘客離境及貨件處理費	(g)	**57,424**	40,584
飛機及運輸服務費	(h)	**1,527,600**	1,327,413
廣告開支	(i)	**9,940**	10,712
雜項航空供應品	(j)	**86,386**	72,054
佣金開支	(k)	**547,186**	554,102
航空配餐費用	(l)	**22,707**	17,941
維修費用	(m)	**534,828**	471,044
退休金計劃供款	(n)	**77,833**	68,829
退休員工的醫療及其他福利費	(o)	**16,900**	16,900
住房福利	(p)	**85,000**	85,000
土地及建築物租金	(q)	**15,224**	15,224
收入			
地面服務收入	(r)	**23,513**	20,933
利息收入	(s)	**13,771**	35,728
佣金收入	(t)	**89,842**	100,994

27 與關連人士的交易(續)

註釋：

(a) 手續費指就中國民航器材進出口公司(受中國民航總局控制)以及南航集團全資附屬公司中國南方航空進出口貿易公司代表本集團購買飛機及飛行設備而應付此兩家公司的收費。手續費乃根據購買價值及其他費用之一個固定百分比計算。

(b) 航空油料供應指向受中國民航總局控制之中國航空油料總公司、藍天油料公司及若干其他供應商按照當時之國家管制價格購買[illegible]航空油料之開支。

(c) 飛機保險指支付中國民航總局之保險費，中國民航總局代表所有中國航空公司與中保財產保險有限公司安排，包括機身、戰爭[illegible]及乘客責任保險等的航空保險。保險費乃由中國民航總局以各航空公司擁有飛機之價值為基礎及經考慮到其索賠歷史後，向各間中國航空公司劃撥。

(d) 飛機濕租費是指本集團就向中原航空(南航集團附屬公司)濕租五架波音737-300/37K飛機而向其支付的租金。此外，本集團於二零零一年就向中原航空購入上述五架飛機及承擔相關銀行貸款支付了可退還訂金人民幣130,000,000元給予南航集團(參看附註35)。

(e) 擔保費指中國民航總局就若干中國銀行為本集團購買飛機提供擔保所代收並轉付予該等銀行之費用。於二零零一年十二月三十一日，由中國民航總局為本集團向該等銀行作出背對背擔保金額約為人民幣997,656,000元(二零零零年：人民幣1,240,715,000元)。擔保費按擔保金額之0.085%至0.3%繳交。

(f) 機票訂位服務費指就本集團使用中國民航總局提供的計算機訂位服務所支付的費用。有關收費乃根據該計算機訂位系統之使用量來計算。

(g) 乘客離境及貨件處理費指本集團就使用安裝於某些中國機場的電腦化乘客離境和貨件處理系統所支付給中國民航總局之費用。有關費用乃根據該系統之使用量來計算。

(h) 飛機及運輸服務費指應付予各中國機場就劃撥予本集團之起飛及降落時段之起降費，以及提供其他支援服務之費用。本集團根據中國民航總局公佈之收費標準支付有關費用。

(i) 廣告開支指應償付南航集團之附屬公司南方航空廣告公司，就其向本集團提供宣傳服務而產生的費用開支。

(j) 雜項航空供應品指購自南航集團附屬公司南航集團經濟發展公司之其他航空供應品。南航集團經濟發展公司向本集團收取的價格與向其他中國航空公司收取的價格相近。

(k) 佣金開支指就中國民航總局之銷售處、其他中國航空公司及南航集團某些附屬公司替本集團出售機票而向其支付之佣金。佣金乃根據機票價值的1.5%至12%的固定比率計算。

(l) 航空配餐費用指向一家在中國成立的合作經營企業－深圳航空食品有限公司購買航班配餐和有關服務所支付的費用。南航集團享有該企業20%的稅後利潤。

27 與關連人士的交易(續)

註釋：

(m) 維修費用指本集團就本公司一間聯營公司廣州飛機維修工程有限公司所提供之綜合維修服務所支付之費用。

(n) 本集團透過南航集團繳付供款給若干由中國政府統籌的定額供款退休金計劃及一個由南航集團統籌的補充定額供款退休金計劃(參看附註28)，用以作為員工福利。

(o) 退休員工的醫療及其他福利費指就南航集團提供予本集團退休員工的醫療及其他福利，而向其繳付的固定年費(參看附註28)。

(p) 住房福利指就南航集團提供宿舍予本集團合資格之員工而向其繳付的固定年費(參看附註28)。

(q) 土地及建築物租金指根據若干租賃協議就租用南航集團在中國境內之土地及建築物向其支付的租賃費(參看附註10)。

(r) 地面服務收入指本公司與白雲國際機場集團於廣州白雲國際機場共同向其他航空公司提供的地面服務所收取費用中本公司應佔之金額。截至二零零一年十二月三十一日止年度，本公司享有該等服務費的50%(二零零零年：50%)。

(s) 利息收入指就存放於南航財務之存款所獲得的利息，其適用利率乃按照中國人民銀行公佈之相關存款利率釐定(參看附註20)。

(t) 佣金收入指本集團就由其售出而由其他中國航空公司承運之機票所收取之佣金。佣金乃根據機票價值的3%至9%之間的固定比率計算。

除上述各項外，在本年度內，南航集團若干業務單位，向本集團提供運輸、酒店及其他服務，所涉及之總金額對於本集團本年度之業績並不重要。

本公司董事認為上述與關連人士進行的交易是在正常業務往來及基於正常的商業交易條件或交易有關的協議基礎上進行。

28 退休及住房福利

本集團員工參與多個位於本集團主要業務地區的市政府統籌的定額供款退休金計劃。本集團須按薪金支出（包括若干津貼）的14%至17%（二零零零年：13%至17%）的供款率向該等計劃作定額供款。參與退休金計劃的員工可在退休後得到相當於其最後薪金固定比例的退休福利。支付現有及將來退休員工退休福利的責任由該等退休金計劃承擔。根據本公司與南航集團於一九九七年五月二十二日訂立的一份綜合服務協議（「服務協議」），本集團將退休金計劃供款付予南航集團，由南航集團負責按時代本集團轉交供款予退休金計劃管理人。

此外，本集團被選定為設立補充定額供款退休金計劃的試點企業之一。因此，本集團員工參與了由南航集團統籌的補充定額供款計劃，本集團須按員工工資總額的4.5%向該計劃作定額供款。除上述退休金計劃供款外，本集團並無其他退休金福利供款責任。退休計劃之供款於產生時在合併損益表內列支。

本集團亦需為退休員工提供醫療福利、交通補貼和其他福利。根據服務協議，南航集團承擔了由一九九七年一月一日起至二零零六年十二月三十一日止之十年內本集團現有及將來退休員工退休後的醫療及其他福利之付款責任。因此，本集團在二零零一年就這方面向南航集團支付了人民幣16,900,000元（二零零零年：人民幣16,900,000元）收費。該收費會每隔三年調整一次。而下一次收費將於二零零三年調整。

另外，根據服務協議，南航集團同意在有需要時為本集團合資格的員工提供足夠的宿舍；而本集團則同意自一九九五年一月一日起每年向南航集團繳付一筆為數人民幣85,000,000元的固定年費，為期十年。

在二零零一年間，本集團獨自承擔費用為不具備服務協議所規定資格的員工提供宿舍，這些宿舍是根據有關的中國房改政策向該等員工提供的。這些宿舍成本比本集團向員工收回的代價超出金額共人民幣110,723,000元，已在二零零一年度的合併損益表內列支。

29 承擔

(a) **資本承擔**

於二零零一年十二月三十一日,本集團及本公司的資本承擔如下:

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
就飛機及有關設備的承擔(註)				
一 已授權及訂約	**12,052,703**	3,161,539	**11,600,308**	3,161,539
就廣州新機場投資的承擔				
一 已授權及訂約	**157,250**	38,937	**157,250**	38,937
一 已授權但未訂約	**3,338,984**	3,501,513	**3,338,984**	3,501,513
	3,496,234	3,540,450	**3,496,234**	3,540,450
其他承擔				
一 已授權及訂約	**43,011**	131,255	**38,126**	121,710
一 已授權但未訂約	**475,164**	590,688	**256,151**	296,533
	518,175	721,943	**294,277**	418,243
	16,067,112	7,423,932	**15,390,819**	7,120,232

註:

於二零零一年十二月三十一日,本集團訂購了兩架波音747-400貨機、二十架波音737-800飛機、一架波音757-200飛機及相關飛行設備,該等飛機及飛行設備預期於二零零二年至二零零五年間交付。本集團就購買此等飛機及有關設備已支付了合共人民幣1,812,150,000元的訂金。於二零零一年十二月三十一日就購置這些飛機及有關設備,計及直至預計交付日的估計價格提升,在未來的付款總額約如下:

	集團		公司	
	2001	2000	**2001**	2000
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
截至十二月三十一日止年度				
二零零一年	**—**	1,024,832	**—**	1,024,832
二零零二年	**5,741,839**	2,136,707	**5,289,444**	2,136,707
二零零三年	**3,192,272**	—	**3,192,272**	—
二零零四年	**2,391,690**	—	**2,391,690**	—
二零零五年	**726,902**	—	**726,902**	—
	12,052,703	3,161,539	**11,600,308**	3,161,539

29 承擔(續)

於二零零一年十二月三十一日，本集團及本公司應佔合營公司的資本開支承擔總額如下：

	集團及公司	
	2001 人民幣千元	2000 人民幣千元
已授權及訂約	**47,820**	—
已授權但未訂約	**671,408**	—
	719,228	—

(b) **經營性租賃承擔**

於二零零一年十二月三十一日，根據不可撤銷的飛機及飛行設備經營性租賃承擔如下：

	集團		公司	
	2001 人民幣千元	2000 人民幣千元	2001 人民幣千元	2000 人民幣千元
於下列期間應付的租賃費用				
一年內	**1,573,046**	1,443,673	**1,360,272**	1,242,697
第二年至第五年(包括首尾兩年)	**3,773,384**	4,026,992	**3,128,249**	3,480,275
第五年後	**289,530**	535,466	**219,774**	386,700
	5,635,960	6,006,131	**4,708,295**	5,109,672

(c) **投資承擔**

於二零零一年十二月三十一日，本公司承諾向合營公司及聯營公司作出分別約人民幣82,000,000元及人民幣304,000,000元(二零零零年：分別為人民幣261,000,000元及人民幣103,000,000元)的資本投入。

30 或然負債

(a) 根據中國法律顧問給予本公司的意見，除本公司於重組時所繼承之業務所構成、產生或與之有關的債務外，本公司並無承擔任何其他債務。對於南航集團在重組前所產生之其他債項及負債，本公司並沒有共同及單獨的償債責任。然而，卻無任何肯定之中國規例或其他公告支持上述結論。

(b) 本集團向南航集團租賃位於廣州的若干土地和位於武漢、海口和鄭州的若干土地和建築物。本集團對該等土地上的建築物和其他租賃物業裝修作出了重大投資。但是南航集團就在廣州的土地以及在武漢、海口和鄭州的土地和建築物都缺乏充分的證明文件，以證明南航集團對該等土地及建築物享有的權利。

就廣州的設施而言，南航集團已接獲中國民航總局的書面保證，保證南航集團有權繼續使用及佔有在廣州的土地。據本公司理解，中國民航總局是根據其與某些政府部門就該土地達成的協議而作出這個結論。此書面保證並不構成正式的證據，證明南航集團有權轉讓、抵押或租賃該等房地產權益。若本集團使用上述土地或有關設施遭到成功的挑戰質疑，本集團並不能預測這將會對其財政狀況或經營業績構成多大影響。南航集團已同意就本集團因對該等土地和建築物的使用權遭到任何挑戰或干預而引致的任何損失或損害，向本集團作出賠償。

31 金融工具之公平價值及風險集中

本集團財務資產包括現金及現金等同資產、投資、應收賬款及其他應收款項。本集團的財務負債包括銀行及其他貸款、應付賬款和融資性租賃債務。

商業風險

由於本集團的主要業務是在中國經營，因此須對此作特別考慮，本集團所承受的風險與投資於美國和西歐公司的股票證券所涉及的風險有相當大的區別。這些風險涉及的範圍包括政治、經濟和法律的環境、中國民航總局對本集團業務多方面的影響力、以及航空客運、貨運和郵運服務行業的競爭等。

利率風險

本集團的銀行及其他貸款，及融資性租賃債務的利率和還款期載列於附註21及附註22。

外幣風險

本集團的所有租賃債務及大部份的貸款均是以外幣為單位，主要是美元，其次是日圓。因為本集團的外幣付款一般都高於外幣收入，因此人民幣兑外幣的貶值或升值，都會對本集團的業績構成重大影響。本集團除了在中國國家外滙管理局允許的範圍內保留其以外幣為單位的盈利及收入，或在某些限制條件下與國內的核准銀行簽定外滙期貨合同外，並無其他方法可有效地對冲其外幣風險。

信貸風險

本集團的現金及現金等同資產幾乎全部存放於中國的金融機構。

本集團大部份的機票是由參與由國際航空協會所組織的「售票及結算計劃」的代理人銷售，「售票及結算計劃」乃航空公司及銷售代理人之間的結算系統。於二零零一年十二月三十一日，應收「售票及結算計劃」的代理人結餘為人民幣226,135,000元(二零零零年：人民幣495,285,000元)。

流動資金風險

於二零零一年十二月三十一日，本集團的淨流動負債約為人民幣36.96億元(二零零零年：人民幣12.16億元)。在截至二零零一年十二月三十一日止年度，本集團錄得的營運現金淨流入約為人民幣22.24億元(二零零零年：人民幣23.55億元)，投資活動及融資活動的淨現金流出約為人民幣36.04億元(二零零零年：人民幣27.46億元)，以及現金及現金等同資產減少約人民幣13.80億元(二零零零年：人民幣3.91億元)。

就二零零二年及以後年度，本集團的流動資金狀況主要取決於本集團維持足夠營運現金淨流入以應付到期債務之能力，以及其取得外部融資以應付未來已承擔的資本性開支之能力。對於未來的資本承擔，本集團已獲得多間中國銀行的承諾，提供最高約為人民幣32.75億元的貸款。此外，本集團正與多間中國銀行商討向本集團提供額外約合計約為人民幣47.85億元的貸款。本公司董事相信本集團將可獲得這項融資。

自身保險風險

本集團就若干動產及房地產購買了有限度的房產保險。

31 金融工具之公平價值及風險集中(續)

公平價值

下表列載於二零零一年十二月三十一日重大金融資產及負債之賬面值及估計公平價值:

	2001		2000	
	賬面價值 人民幣千元	公平價值 人民幣千元	賬面價值 人民幣千元	公平價值 人民幣千元
集團				
現金及現金等同資產	**2,817,863**	**2,817,863**	4,197,455	4,197,455
銀行及其他貸款,本期部份	**2,177,516**	**2,208,056**	783,115	798,060
銀行及其他貸款,非本期部份	**3,627,594**	**3,752,143**	3,788,698	3,874,296
公司				
現金及現金等同資產	**2,137,582**	**2,137,582**	3,153,571	3,153,571
銀行及其他貸款,本期部份	**1,379,277**	**1,399,479**	392,567	404,250
銀行及其他貸款,非本期部份	**2,111,683**	**2,196,480**	2,092,996	2,155,285

下列方法及假設用以估計各類金融工具之公平價值:

(i) *現金及現金等同資產*

由於這些金融工具之期限短,故其賬面價值接近其公平價值。

(ii) *銀行及其他貸款*

公平價值乃以折現現金流量法按本集團可取得之同類負債的利率估計。

本集團每項租賃的經濟特徵均有所不同,由於時間和成本的限制,因此無法以現行市場上的租賃與這些租賃作比較來估計其公平價值。其他投資為於中國成立之公司之可供出售之無報價股本權益,在中國並沒有這些股本權益的市場報價資料,因此,在不花費過大的成本的情況下,是不可能對其公平價值作出合理估計。

公平價值是於特定時間根據有關之市場資料及金融工具之資料作出估計。該等估計性質主觀,並涉及不明朗因素及須作重大判斷之事項,因此並不能準確地釐定。假設的改變有可能嚴重影響公平價值估計。

32 地區資料

以下是本集團按地區劃分的收入和經營利潤分析：

	國內 人民幣千元	香港地區 人民幣千元	國際* 人民幣千元	總計 人民幣千元
二零零一年				
運輸收入	12,924,892	1,182,492	2,354,148	16,461,532
其他收入	359,895	58,231	—	418,126
	13,284,787	1,240,723	2,354,148	16,879,658
經營利潤	1,090,154	219,686	90,833	1,400,673
二零零零年				
運輸收入	11,458,704	1,197,883	2,049,572	14,706,159
其他收入	361,524	16,479	94,156	472,159
	11,820,228	1,214,362	2,143,728	15,178,318
經營利潤	899,082	179,640	103,379	1,182,101

* 航線主要往來中國及亞洲國家、美國、荷蘭及澳大利亞。

為本集團賺取收入的主要資產是其機隊，它們大部分均在中國註冊。由於本集團靈活調配機隊以配合航線的網絡，故並沒有適當的基準按地區分配這些資產。本集團除飛機以外的可分資產基本上均全部位於中國。

33 現金流量資料的調節及補充報表

以下為除稅及少數股東權益前利潤與營運現金流入的調節:

	2001 人民幣千元	2000 人民幣千元
除稅及少數股東權益前利潤	**795,256**	931,230
固定資產折舊與攤銷	**1,802,462**	1,845,279
其他攤銷	**12,512**	18,510
遞延收益攤銷	**(18,483)**	(26,160)
應佔聯營公司之業績	**(53,077)**	(45,949)
應佔合營公司之業績	**4,034**	—
出售固定資產之損失／(利潤)	**55,889**	(372,596)
利息收入	**(49,878)**	(90,283)
利息支出	**933,717**	1,074,236
未實現滙兑收益,淨額	**(292,630)**	(312,592)
存貨(增加)／減少	**(2,033)**	41,682
應收賬款減少／(增加)	**232,228**	(26,364)
其他應收款項減少	**42,938**	8,552
預付費用及其他資產增加	**(136,600)**	(5,579)
應付關連公司款項增加	**98,040**	144,565
應付賬款減少	**(167,599)**	(137,333)
預售機位增加	**31,036**	17,720
預提費用(減少)／增加	**(132,121)**	393,476
其他負債增加	**70,254**	95,371
大修準備減少	**(40,422)**	(47,333)
營運現金流入	**3,185,523**	3,506,432

34 最終控股公司

本公司之董事認為在中國成立的國有企業南航集團為本公司的最終控股公司。

35 結算日後事項

於二零零二年一月二十九日,本公司與南航集團簽訂了一份有條件協議,以約人民幣10.97億元的代價向南航集團附屬公司中原航空購入五架波音737-300/37K飛機及相關零備件和特別飛行器。有關代價將會以現金約人民幣1.32億元及由本公司承擔中原航空所欠約人民幣9.65億元的銀行債務方式作支付。此外,南航集團已同意償付本公司就二零零一年七月一日至二零零一年十二月三十一日期間濕租上述飛機而已付租金合共約人民幣1.5億元。上述收購已於二零零二年三月二十六日舉行的股東大會中獲准通過,並將於完成相關法定轉讓程序後生效。

36 附屬公司

以下為於二零零一年十二月三十一日本公司之主要附屬公司之詳情：

公司名稱	成立／營業地點及日期	應佔股權 直接 %	應佔股權 間接 %	已發行／註冊資本#	主要業務
中國南方航空(集團)公司海南分公司 (a)	中國 一九九一年九月五日	100	—	30,260,000元	航運
中國南方航空(集團)公司湖南分公司 (a)	中國 一九九三年十二月十六日	100	—	39,679,000元	航運
中國南方航空(集團)公司深圳分公司 (a)	中國 一九九三年十月十四日	100	—	108,453,000元	航運
中國南方航空(集團)公司珠海直升機有限公司 (a)	中國 一九九三年八月三十一日	100	—	86,696,000元	航運
廣西航空有限公司 (a)	中國 一九九四年四月二十八日	60	—	170,900,000元	航運
南航集團汕頭航空有限公司 (a)	中國 一九九三年七月二十日	60	—	280,000,000元	航運
珠海航空有限公司 (a)	中國 一九九五年五月八日	60	—	250,160,000元	航運
廈門航空有限公司 (a)	中國 一九八四年八月十一日	60	—	568,142,000元	航運
貴州航空有限公司 (a)	中國 一九九一年十一月十二日	60	—	80,000,000元	航運
白雲新華(廣州)航空貨運服務公司 (b)	中國 一九八九年一月四日	70	—	7,380,000元	航空貨運
廣州南聯航空食品有限公司 (b)	中國 一九八九年十一月二十一日	51	—	55,980,000元	航空配餐
China Southern West Australian Flying College Pty Ltd	澳大利亞 一九七一年一月二十六日	65	—	100,000澳元	飛行訓練服務

36 附屬公司(續)

公司名稱	成立／營業地點及日期	應佔股權 直接 %	應佔股權 間接 %	已發行／註冊資本#	主要業務
CZ Flamingo Limited	開曼群島 一九九三年十二月八日	100	—	1,000美元	飛機租賃
CZ Skylark Limited	開曼群島 一九九三年十一月十七日	100	—	1,000美元	飛機租賃
CZ Kapok Limited	開曼群島 一九九三年十月二十六日	100	—	1,000美元	飛機租賃
CSA-I Limited	開曼群島 一九九三年九月一日	100	—	1,000美元	飛機租賃
CZ93B Limited	開曼群島 一九九三年五月十一日	100	—	1,000美元	飛機租賃
CZ97A Limited	開曼群島 一九九七年一月二日	100	—	1,000美元	飛機租賃
CXA92A Limited	開曼群島 一九九二年八月三日	—	60	1,000美元	飛機租賃
CXA93A Limited	開曼群島 一九九三年七月一日	—	60	1,000美元	飛機租賃
CXA95B Limited	開曼群島 一九九五年七月七日	—	60	1,000美元	飛機租賃
CXA95C Limited	開曼群島 一九九五年十月十六日	—	60	1,000美元	飛機租賃
CXA98A Limited	開曼群島 一九九八年三月二十日	—	60	1,000美元	飛機租賃
廈門航空房地產開發公司 (a)	中國 一九九三年六月二十二日	—	60	5,000,000元	房地產發展
廈門航空廣告公司 (a)	中國 一九九二年十二月十七日	—	60	620,218元	航空廣告

36 附屬公司(續)

公司名稱	成立／營業地點及日期	應佔股權 直接 %	應佔股權 間接 %	已發行／註冊資本#	主要業務
廈門航空器材公司 (a)	中國 一九九七年七月三十日	—	60	8,560,000元	航空器材供應
廈門航空發展有限公司 (a)	中國 一九九八年二月十八日	—	54	5,000,000元	酒店管理
白鷺財務有限公司	香港 一九九六年二月二十二日	—	54	10,000,000港元	投資控股
廈門航空假期有限公司	香港 一九九四年四月二十八日	—	54	3,000,000港元	旅遊服務
澳門廈航假期有限公司	澳門 一九九五年五月十一日	—	27.5	1,000,000葡幣	旅遊服務
汕頭華康航空食品有限公司 (a)	中國 一九九四年六月二十二日	—	42	10,000,000元	航空配餐

除另說明外，以人民幣呈列

(a) 該等附屬公司為中國的有限公司。

(b) 該等附屬公司為中外合資公司。

37 聯營公司及合營公司

以下為於二零零一年十二月三十一日本集團主要之聯營公司及合營公司之詳情:

公司名稱	成立/營業地點及日期	應佔股權 直接 %	應佔股權 間接 %	已發行/註冊資本#	主要業務
廣州飛機維修工程有限公司	中國 一九八九年十月二十八日	50	—	27,500,000美元	提供飛機維修服務
南航集團財務有限公司	中國 一九九五年六月二十八日	30	16.86	424,330,000元	提供財務服務
海南鳳凰信息系統有限公司	中國 一九九四年三月十二日	45	—	15,360,000美元	提供機票訂座系統服務
香港公務航空中心有限公司	香港 一九九八年一月七日	20	—	1,000,000港元	提供公務飛行後勤服務
珠海保税區摩天宇航空發動機維修有限公司*	中國 二零零一年四月六日	50	—	43,100,000美元	提供發動機維修服務

除另說明外,以人民幣呈列

* 該公司為合營公司

38 比較數字

若干以前年度包含在國際地區的運輸收入,已重新分類至國內地區及香港地區,以便更能反映該收入的所在地。

對北美股東的補充資料

(以人民幣為單位)

以下總括了國際會計準則和美國公認會計準則之重大差異對股東應佔合併利潤和股東權益構成的影響。

	註釋	2001 人民幣千元	2000 人民幣千元
按國際會計準則編製之股東應佔合併利潤		**340,225**	501,771
按美國公認會計準則所作的調整：			
出售及售後租回交易收益攤銷	(a)	**54,254**	(281,101)
利息資本化	(b)	**18,000**	(11,300)
冲銷固定資產重估增值部份的額外折舊	(c)	**65,000**	68,000
遞延税項影響		**(50,369)**	66,440
按美國公認會計準則編製之股東應佔合併利潤		**427,110**	343,810
按美國公認會計準則編製之每股基本盈利		**人民幣0.13元**	人民幣0.10元
按美國公認會計準則編製之每美國存股證券基本盈利*		**人民幣6.33元**	人民幣5.09元

* 每份美國存股證券基本盈利是以1美國存股證券相等於50股H股來計算。

	註釋	2001 人民幣千元	2000 人民幣千元
按國際會計準則編製之股東權益		**9,221,663**	8,881,438
按美國公認會計準則所作的調整：			
出售及售後租回交易收益攤銷	(a)	**(486,325)**	(540,579)
利息資本化	(b)	**412,494**	394,494
固定資產重估，扣除折舊	(c)	**(253,348)**	(318,348)
固定資產重估而對遞延税項資產的調整		**80,888**	115,993
遞延税項影響		**22,933**	38,197
按美國公認會計準則編製之股東權益		**8,998,305**	8,571,195

註釋：

(a) **出售及售後租回會計**

按照國際會計準則，飛機出售及售後租回交易中賺取的收益，若售後租回交易屬經營性租賃及該交易是以公平價值達成，則有關收益會即時確認為收入。出售價與公平價值之間的差額會遞延入賬，並按該等資產預期使用年限攤銷。按照美國公認會計準則，所有有關收益會遞延入賬，並按該等資產的租賃期限攤銷。

(b) **利息資本化**

根據國際會計準則，本集團將與購置或建設資產直接相關的借貸利息資本化。

根據美國公認會計準則，假如一家企業在融資計劃下新貸的專用借款是與合資格資產有關，則資本化的利息成本是按與購置或建設資產有關的專用借款來計算。假如資產的平均累計支出超過與該資產有關的專用借貸的金額，就以適用於該公司的其他借貸的加權平均利率，以進行資本化額外的利息成本。

(c) **重估固定資產價值**

本集團的固定資產於一九九六年十二月三十一日因重組而進行了固定資產重估。由於是次重估，部分固定資產重估後的賬面值高於以歷史成本計算的賬面值，因此股東權益隨之增加。而由於部分固定資產重估後的賬面值低於以歷史成本計算的賬面值，因而在損益表中錄得了一項特殊損失。此外，固定資產重估值從一九九七年起用作固定資產的稅務基準。因此，固定資產重估抵銷了若干於一九九六年十二月三十一日產生遞延稅項資產的時間差額，故此，有關部分的遞延稅項資產已跟重估盈餘相抵。

因上述的固定資產重估而產生的額外折舊已在截至二零零一年十二月三十一日止五個年度記錄。

根據美國公認會計準則規定，固定資產除耗蝕虧損外，均以歷史成本呈報。根據美國公認會計準則，所謂固定資產耗蝕虧損是指資產賬面值超過將來不包括財務成本的非貼現現金流量。關於本集團因是次重組而降低了賬面值的固定資產，其不包括財務成本的未來非貼現現金流量超過該等資產的歷史成本賬面值，因此該固定資產的耗蝕虧損根據美國公認會計準則是不妥當的。因此，於一九九六年根據國際會計準則直接記入於股東權益的重估儲備及錄得的特殊損失以及截至二零零一年十二月三十一日止五個年度因重組錄得的額外折舊均按美國公認會計準則作沖銷處理。

但是，由於重估儲備淨額是可作稅務抵扣，因此，根據美國公認會計準則，截至一九九六年十二月三十一日的股東權益因沖回重估儲備淨額而產生的遞延稅項資產而增加。此項遞延稅項資產會自一九九七年開始就固定資產內的重估淨盈餘計提的折舊而沖回。

(d) **最近頒佈的會計準則**

《財務會計準則公報》第141號及第142號

二零零一年六月，美國財務會計準則委員會頒佈了《財務會計準則公報》第141號－「企業合併」(「第141號公報」)及《財務會計準則公報》第142號－「商譽及無形資產」(「第142號公報」)。第141號公報規定，於二零零一年六月三十日後開始的所有企業合併中必須採用的收購會計處理方法。第141號公報亦列明，需要與商譽分開確認及滙報的已收購無形資產類別，以及需要包括在商譽中的已收購無形資產類別。第142號公報規定，不再予以攤銷的商譽需要至少每年進行一次耗蝕測試。第142號公報亦規定，無形資產須於其相關的估計可用年限內攤銷至其估計殘值為止，同時亦須根據《財務會計準則公報》第121號－「長期資產減值或出售的會計」進行耗蝕測試，至第144號公報生效為止。任何厘定為擁有無限可用年限的已確認無形資產不會予以攤銷，但會根據該公報進行耗蝕測試，直至其可用年限不再為無限為止。

本集團於二零零一年七月一日採納了第141號公報，而第142號公報將於二零零二年一月一日起生效。被厘定會有無限使用年限的商譽及無形資產，如果在二零零一年六月三十日之後但在第142號公報未全面採納之前完成的收購企業合併中購入，是不予以攤銷。在二零零一年七月一日之前完成的企業合併中收購的商譽及無形資產，會在第142號公報全面採納前繼續攤銷及進行耗蝕測試。

第141號公報規定，本集團會評估現有的無形資產及商譽(如有)，並作出任何所需的重新分類，以符合採用當日的新分類規定。在採用第142號公報後，本集團需要重新評估所有無形資產的可用年限及殘值，並作出任何所需的攤銷期限調整。

就過渡的耗蝕評估而言，第142號公報規定，本集團需要評估在採用當日商譽是否有任何耗蝕迹象。本集團相信採用這些公報並沒有對該財務報表構成重大影響。

《財務會計準則公報》第143號

二零零一年六月，美國財務會計準則委員會頒佈了《財務會計準則公報》第143號－「資產報廢債務的會計」(「第143號公報」)。第143號公報規定，當本集團因收購、建設、發展及／或正常使用資產而對報廢的有形長期資產產生一項法定的債務，本集團需對該報廢資產的公平價值列為債務。本集團亦需將相對應的資產根據資產的年限攤銷。當確認資產報廢債務後，該債務須在每期期末調整來反映時間的流逝及未來現金流量的改變。本集團需要在二零零三年一月一日採用第143號公報。本集團未能衡量採用此公報對該財務報表的潛在影響。

《財務會計準則公報》第144號

二零零一年八月，美國財務會計準則委員會就出售業務分部(正如意見書早前所介定)頒佈了《財務會計準則公報》第144號－「長期資產減值或出售的會計」(「第144號公報」)，以取代第121號公報－「長期資產減值及將出售長期資產的會計」(「第121號公報」)及《會計原則意見書》第30號－「經營業績的滙報－滙報出售業務分部的影響和非常、特殊及非經常發生的項目及交易」(「第30號意見書」)的會計及滙報規定。第144號公報保留了第121號公報中有關確認及計量持作自用及透過銷售出售長期資產的耗蝕虧損的基本規定，並解決了在實行第121號公報方面所產生的重大問題。例如，第144號公報就透過銷售以外的方式出售長期資產方面提供了計算指引。第144號公報除了保留第30號意見書中有關在損益表呈示暫停經營業務的方法外，也擴大了呈示的範圍至企業的組成部分(不再是業務分部)。與第121號公報不同，第141號公報的耗蝕評估不會導致商譽出現減值。相反，商譽會按照第142號公報－「商譽及其他無形資產」進行耗蝕評估。

本公司需要在二零零一年十二月十五日後開始的財政年度前採用第144號公報。本集團預期，採用第144號公報中有關持作自用長期資產的規定不會對該財務報表構成重大影響，因為根據第144號公報進行的耗蝕評估與根據第121號公報進行的評估大致相同。該公報內有關持作銷售或其他出售資產的規定一般需要在採用日期後應用在新近開始的出售活動中。因此，本集團無法厘定採納第144號公報可能對該財務報表所構成的影響。

《財務會計準則公報》第133號

一九九八年六月，美國財務會計準則委員會頒佈了第133號公報－「衍生工具及對沖活動的會計」。參照第137號公報，第133號公報規定公司需要在二零零零年六月十五日後開始的所有財政年度的各財政季度採用其中的規定。公司獲准提早採用第133號公報的所有規定，但不得追溯應用在以往期間的財務報表。根據第138號公報修訂的第133號公報將衍生工具的會計處理方法標準化，當中規定公司應在資產負債表中把這些項目確認為資產或負債，並以公平價值列示。於二零零一年一月一日採用第133號公報並沒有對本集團的財務報表構成重大影響。本集團在呈示期內或在呈示期末並無持有或簽定任何重大的衍生合約。

下列的合併財務資料是摘錄自本集團按國際會計準則編製的合併財務報表。

合併損益表數據

(除每股盈利數據外，金額以百萬元列示)

	截至十二月三十一日止年度				
	2001	2000	1999	1998	1997
	人民幣	人民幣	人民幣	人民幣	人民幣
經營收入	**16,880**	15,178	13,300	11,849	12,821
營運開支	**(15,479)**	(13,996)	(11,450)	(11,259)	(10,479)
經營利潤	**1,401**	1,182	1,850	590	2,342
應佔聯營公司之業績	**53**	46	36	(2)	68
應佔合營公司之業績	**(4)**	—	—	—	—
長期投資變賣之利潤	**—**	—	17	—	—
出售固定資產之(虧損)／利潤	**(56)**	373	(19)	183	37
利息收入	**50**	90	107	226	239
利息支出	**(934)**	(1,074)	(1,192)	(1,197)	(1,194)
匯兑收益／(虧損)，淨額	**297**	319	(427)	(366)	326
其它，淨額	**(11)**	(5)	(4)	(21)	115
除税及少數股東權益前利潤／(虧損)	**796**	931	368	(587)	1,933
税項	**(321)**	(339)	(128)	178	(538)
少數股東權益	**(135)**	(90)	(158)	(106)	(264)
股東應佔利潤／(虧損)(註1)	**340**	502	82	(515)	1,131
每股基本盈利／(虧損)(註2)	**0.10**	0.15	0.02	(0.15)	0.42

註：

1. 本集團於一九九九年更改了飛機大修費用所採用的會計政策。此項更改已按追溯基準在合併財務報表反映，因而重列了以前年度的有關餘額。

   有關的重列使一九九七年度的股東應佔利潤減少人民幣0.11億元；使一九九八年度的股東應佔虧損減少人民幣0.29億元；及一九九九年度的股東應佔利潤增加人民幣0.22億元。

2. 截至一九九七年、一九九八年、一九九九年、二零零零年及二零零一年十二月三十一日止五年度的每股基本盈利／(虧損)是將股東應佔利潤／(虧損)除以在一九九七年及一九九八年至二零零一年度內已發行的股份的加權平均股數分別為2,687,111,436股及3,374,178,000股而計算。

合併資產負債表數據
(金額以百萬元列示)

	於十二月三十一日				
	2001	2000	1999	1998	1997
	人民幣	人民幣	人民幣	人民幣	人民幣
現金及現金等同資產	**2,818**	4,197	4,588	4,104	6,458
其他流動資產	**1,560**	1,692	1,715	2,080	1,718
固定資產	**22,710**	23,645	24,501	23,200	21,023
總資產	**30,653**	30,924	32,558	32,083	32,543
銀行及其他貸款本期部分	**2,178**	783	613	667	984
融資性租賃負債本期部分	**1,452**	1,776	2,000	1,120	1,376
銀行及其他貸款、非本期部分	**3,628**	3,789	4,424	5,033	4,903
融資性租賃負債,非本期部分	**7,692**	9,416	11,491	11,845	11,428
股東權益	**9,222**	8,881	8,380	8,297	8,812

董事會

顏志卿先生是本公司的董事長。顏先生自一九九六年二月起為本公司之僱員。顏先生曾任湖南省民航管理局航行處處長，廣西民航區局局長，中國民航中南管理局局長，中國民航總局政治部主任，南航集團黨委書記和常務副總經理。顏先生目前擔任南航集團總經理和黨委書記。顏先生於一九六二年畢業於航空管理和飛行管制學校。

王昌順先生是本公司的副董事長、總經理。王先生自一九七六年二月參加民航工作，從事空中交通管制專業。曾任民航烏魯木齊管理局航行調度室主任、航行氣象安全監察處處長、新疆航空公司副總經理兼民航烏魯木齊管理局副局長、新疆航空公司黨委書記、副總經理兼民航烏魯木齊管理局黨委書記。王先生乃中國社會科學院研究生，獲企業管理研究生學歷，高級政工師職稱。

李豐華先生是本公司的董事、副總經理。李先生於一九九一年一月加入南航集團，自本公司於一九九五年三月成立以來已為其僱員。李先生曾先後擔任民航二十六飛行大隊大隊長，南方航空(集團)湖北公司總經理等職務，目前還分別擔任本公司黨委書記，貴州航空有限公司和廣州南聯航空食品有限公司之董事長。李先生於一九七一年畢業於民航總局高級航空學校飛行專業、現持有一級飛行員證書。曾獲得民航總局安全飛行銀獎章，飛行逾11,000小時。

王紹熙先生是本公司的董事。王先生於一九九一年一月加入南航集團，自本公司於一九九五年三月成立以來已為其僱員。王先生曾任各種技術和行政職務，包括廣州民航局第六飛行大隊中隊長，航站站長等職務。王先生目前任南航集團黨委副書記和珠海航空有限公司之董事長。王先生於一九六零年畢業於空軍十四航空學校。

張瑞靄先生是本公司的董事。張先生於一九九一年一月加入南航集團，自本公司於一九九五年三月成立以來已為其僱員。張先生在廣州民航局空運部門擔任過數項與運輸有關的職務並曾擔任營運部經理。張先生於一九六一年畢業於民航總局航空學校運輸專業，並持有高級經濟師證書。張先生目前任南航集團副總經理，張先生還是南航(集團)汕頭航空有限公司，白雲新華航空貨運公司董事長及南航集團附屬的南方國際航空旅遊公司，南航(集團)經濟發展公司和香港南龍旅運(香港)有限公司董事長。

周用金先生是本公司的董事。周先生於一九九一年一月加入南航集團，自本公司一九九五年三月成立以來已成為其僱員，曾任南航集團宣傳部部長，南航廣州運輸部黨委書記，南航深圳分公司黨委書記，現任本公司工會主席。

徐杰波先生是本公司的董事及財務總監。徐先生於一九九八年七月加入本公司。徐先生畢業於天津大學管理工程系，並就職於民航廣州管理局財務處，曾任基本建設財務科科長。一九九二年十二月開始曾就任民航中南管理局財務處副處長及處長職務，一九九八年七月開始就任本公司財務部總經理，現任本公司的董事及財務總監，還兼任南航(集團)汕頭航空有限公司及廣西航空有限公司等公司董事。

吳榮南先生是本公司的董事。吳先生於一九九一年一月加入南航集團，自本公司於一九九五年三月成立以來已為其僱員。吳先生是航行管制工程師，曾任廣州民航局航行處處長。他自一九八六年以來擔任廈門航空之總經理。

杜志強先生是本公司的獨立非執行董事。杜先生現任和記黃埔(中國)有限公司董事總經理，並出任多家香港和內地外資公司的董事職務。杜先生早在八十年代初開始主持投資內地的項目，熟悉香港和內地的法規。杜先生畢業於美國史丹福大學，持有史丹福大學工商管理碩士學位。

樂鞏南先生是本公司的獨立非執行董事，亦是民航界資深人士，樂先生一九五六年加入香港民航處，一九八二年任香港民航處助理處長，一九八八年任香港民航處副處長，一九九零年至一九九六年任香港民航處處長；一九九七年至二零零零年任香港商務航空中心顧問及總裁；樂先生曾在上海浦東機場設計評審委員會、中國(珠海)航空航天博覽會、國際航空運輸協會(IATA)飛鷹獎評委會等多個航空運輸業的委員會中擔任委員及顧問，同時也是多家上市航空公司的獨立董事。

魏明海先生是本公司的獨立非執行董事，亦現任中山大學管理學院教授、院長。魏教授曾工作於江西省會計學會，一九九一年開始在中山大學工作，一九九三年擔任中山大學管理學院會計學系主任，一九九六年擔任中山大學管理學院副院長，二零零零年一月開始任院長；自一九九八年魏教授被聘為會計信息與投資分析研究的博士生導師，同時魏教授還是中國會計學會理事、廣東省會計學會副會長、廣州市審計學會副會長、中國中青年財務成本研究會常務理事、美國會計協會會員；魏教授持有經濟學博士學位，美國杜蘭大學工商管理碩士學位，魏教授著作頗豐，著有十多本的專著與教材以及發表學術論文六十餘篇。

監事會

根據公司法和本公司章程的要求，本公司設有監事會，其主要職責是監督本公司董事會、行政人員和其他經理等公司高級管理人員，以確保他們的行為符合本公司及其股東和員工的利益以及適用法律的規定。監事會共有三名成員，其中兩人為股東代表，由股東任命，另一人為員工代表。監事任期三年，可以連任。三名監事均於本公司在一九九五年一月二十七日召開之首次股東大會上獲委任及在一九九八年六月十五的一九九七年週年大會上獲連任。

梁華福先生是本公司的監事會主席。梁先生曾在廣州民航管理局擔任數項職務，包括導航部主任、運輸部黨委書記、紀監委書記以及監察部主任。梁先生曾就讀於天津航空學校和廣州政法學院。

干玉華先生是本公司的監事。干先生曾在中國民航業擔任各種職務，包括廣州民航管理局財務部副處長、副總會計師及審計部處長。干先生持有高級會計師證書並是國際審計協會成員。干先生一九四八年畢業於上海立信會計學院。

李其宏先生是本公司的監事及工會代表。李先生一九六八年畢業於民航總局航空學校，並在中國民航業中任各種行政管理職務。

高級管理人員

江平先生，本公司副總經理，畢業於中國國際航空公司的中國民用航空飛行專科學校。江先生於一九八八年至一九九一年任中國國際航空公司安全技術處處長，一九九五年至二零零零年任中國國際航空公司飛行總隊飛行技術訓練處處長，二零零零年至今任本公司副總經理。

李昆先生，本公司副總經理，畢業於民航管理幹部學院運輸管理專業。李先生曾於一九九三年至一九九五年任南航駐泰國辦事處總經理，一九九八年至二零零零年任本公司運輸部總經理，二零零零年至今任本公司副總經理，並兼任本公司客運部總經理。

袁新安先生，本公司副總經理，畢業於空軍工程學院。袁先生在中國民航業工作逾25年，曾歷任廣州飛機維修工程有限公司質量保證經理、質量控制總監、本公司機務工程部副總經理、廣州飛機維修工程有限公司副總經理。二零零零年起任本公司總工程師，二零零二年四月任本公司副總經理。

鄭恩仁先生，本公司副總經理，畢業於民航高級航校，具有一級飛行員資格。鄭先生在中國民航業工作逾40年，曾歷任民航第六飛行大隊中隊長、工會主席、副大隊長，一九九六年至一九九九年任南航汕頭航空有限公司總經理，一九九九年至二零零二年四月任本公司總經理助理，二零零二年四月任本公司副總經理。

陽廣華先生，本公司副總經理，陽先生在中國民航業工作近30年，曾於一九九零年至一九九二年任湖南民航局安全處處長，一九九二年至一九九八年任南航湖南公司副總經理，一九九八年至一九九九年任南航集團珠海直升機公司總經理，一九九九年至二零零二年四月任南航河南公司總經理，二零零二年四月任本公司副總經理。

蘇亮先生，本公司董事會秘書，畢業於英國克蘭菲爾德大學航空學院航空運輸管理專業，持有碩士學位。一九九八年至一九九九年任南航深圳公司航務部副經理，一九九九年至二零零零年任南航深圳公司計劃企管部經理，二零零零年曾任本公司國際貨運項目負責人，負責本公司北美貨運業務的規劃與拓展，二零零零年至今任本公司董事會秘書。

郝建華先生，本公司總飛行師，畢業於民航高級航校飛機駕駛專業。郝先生自一九八九年至一九九四年歷任民航第六飛行大隊中隊長、副大隊長、大隊長，一九九四年至一九九八年任南航飛行部副總經理，一九九八年至一九九九年任南航飛行部總經理，一九九九年至今任本公司總飛行師。

在本年報內，除非文義另有所指，下列詞語具有下述涵義：

載運能力計量

「可用座位公里」或「ASKs」	飛行公里數乘以可出售座位數量
「可用噸公里」或「ATKs」	飛行公里數乘以收費運載（乘客和貨物）的可用載運噸位

載運量計量

「收費客公里」或「RPKs」	飛行公里數乘以所運載乘客的數量
「貨運噸公里」	飛行公里數乘以噸位貨物載運量
「收費噸公里」或「RTKs」	飛行公里數乘以噸位載運量（包括客運及貨運）

收益計量

「每收費客公里收益」	旅客營運收入除以收費客公里
「每貨運噸公里收益」	貨運營運收入除以貨運噸公里
「每收費噸公里收益」	航空業務（客運和貨運）收入除以收費噸公里
「噸」	一公噸等於2,204.6磅

載運率

「客座率」	以收費客公里除以可用座位公里所得的百分比
「載運率」	以收費噸公里除以可用噸公里所得的百分比

使用

「飛機日利用率」	每個營運日每架飛機實際之飛行和滑行小時

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: April 29, 2002